02020004

EXECUTED COPY

P.E.
3/6/02

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECD S.E.C.
MAR 6 - 2002
1086

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MARCH 6, 2002

Terra Networks, S.A.
(Exact name of Registrant as specified in its charter)

Terra Networks, Inc.
(Translation of Registrant's name into English)

PROCESSED
MAR 11 2002
THOMSON
FINANCIAL

Vía de las Dos Castillas, 33
Complejo Atica
Edificio 1
Pozuelo de Alarcón
28223 Madrid, Spain
(34) 91-452-3000
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F_X_ FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO_X_

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

TERRA NETWORKS, S.A.

TABLE OF CONTENTS

These materials may contain forward looking statements. Such statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions.

Certain factors affecting such forward looking statements are described in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F under the heading "Risk Factors".

Item 1

[LOOSE TRANSLATION FOR INFORMATION PURPOSES ONLY]

TO THE SECURITIES MARKETS NATIONAL COMMISSION

NOTIFICATION OF RELEVANT FACT

TERRA NETWORKS, S.A., in compliance with Article 82 of Law 24/1988, of July 28, of the Securities Market, hereby communicates the following:

HECHO RELEVANTE - RELEVANT FACT

It is attached hereto the text of the call for a General Ordinary Shareholders' Meeting of Terra Networks S.A., approved by the Board of Directors of February 25, 2002 and signed by the Secretary to the Board today. The call is expected to be published in a newspaper and in the Official Commercial Registry Gazette on March 6, 2002. The Meeting is to be held at "Palacio de Congresos de Cataluña (Palau de Congressos de Cataunya)", Avenida Diagonal 661-671, 0828 de Barcelona, on 8th April 2002, at 12.00 hours, on first call, or, if it could not be held on first call due to lack of legally required forum, on 9th April 2002, in the same place, at the same time, on second call

Madrid, March 5, 2002

/s/ José Francisco Mateu Isturiz
José Francisco Mateu Isturiz
Secretary to the Board of Directors of
Terra Networks, S.A.

Sent to fax number 91 585 1662, to the attention of the Market Department Director, pursuant to Circular Letter 14/1998

TERRA NETWORKS, S.A.
Ordinary General Meeting of Shareholders

By resolution of the Board of Directors, shareholders are summoned to an **Ordinary General Meeting, to be held in the "Palacio de Congresos de Cataluña (Palau de Congressos de Catalunya)", Avenida Diagonal numbers 661-671, 08028 Barcelona, on 9th April 2002, at 12.00 pm.** in second summons (in the event that, due to failing to achieve the legally required quorum, said Meeting cannot be held in first summons, which is hereby likewise summoned at the same time and place on the day before the said day), in order to discuss and resolve upon the matters contained in the following

AGENDA

One.- Examination and approval as appropriate of the Annual Accounts and of the Management Report, both of Terra Networks S.A, and of its Consolidated Group of Companies, along with the proposal for application of the result of Terra Networks S.A, and of the management of its Board of Directors, all this referring to the financial year 2001.

Two.- Determination of the number of members of the Board of Directors, confirmation and, as appropriate, appointment of Directors.

Three.- Re-election of the accounts auditor for Terra Networks S.A. and its Consolidated Group of Companies for the financial year 2002.

Four.- Reduction of the share capital with the aim of amortising own shares acquired by the company, and the consequent modification of sections 5 and 6 of the Company Articles of Association.

Five.- Authorisation for the acquisition of own shares, either directly or via Group companies.

Six.- Application of the Fiscal Consolidation Regime.

Seven.- Delegation of powers for formalising, interpreting, correcting and executing the resolutions adopted by the General Meeting of Shareholders.

INTERVENTION OF NOTARY PUBLIC IN THE MEETING

The Board of Directors has agreed to require the presence of a Notary Public so that he can draw up the Minutes of the Meeting, in conformity with the provisions contained in article 114 of the Public Limited Companies Act in relation to articles 101 and 103 of the Business Registry Regulations.

RIGHT OF ATTENDANCE AND DELEGATIONS

The General Meeting shall be able to be attended by shareholders holding at least 25 shares, entered into the corresponding registry of account entries five days in advance of the date stated for the holding of the Meeting, and providing they can accredit this by means of the appropriate attendance card or certificate issued by any of the Member Bodies of the Central Clearing House Service, or in any other manner admitted by existing legislation.

Shareholders who do not hold the minimum number of shares required for attending shall be able to delegate their representation in writing to a shareholder with right of attendance, or group together with other shareholders in the same situation until the necessary number of shares are brought together, conferring their representation in writing on one of them.

RIGHT OF INFORMATION

Shareholders have the right to examine and obtain in the company head office, or to request that the Company send them, immediately and freely, a copy of the documents which, in relation to items One and Four of the Agenda, are going to be submitted to the approval of the General Meeting, including the entire text of the proposals for resolution and the mandatory reports.

WARNING

Shareholders are warned that the Ordinary General Meeting of Shareholders is expected to be held in second summons, in other words, on 9th April 2002, at the place and time stated above, unless expressly announced otherwise via the daily press.

The registration of attendance cards shall start two hours before the meeting is due to commence.

Shareholders are likewise informed that there are no plans to issue free gifts on the occasion of holding the meeting.

For any additional information that they might require, shareholders shall be able to get in touch with the shareholder attention service of TERRA NETWORKS, S.A. by phoning the freephone number 900 500 525, between 9. a.m. and 7 p.m., Mondays to Fridays.

Barcelona, 25th February 2002
The Secretary to the Board of Directors

Item 2

Terra Networks, S.A.
Financial Statements
for the Year Ended December 31, 2001
together with Auditors' Report

Translation of a report and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 18).
In the event of a discrepancy, the Spanish-language version prevails.

Translation of a report and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 18). In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS' REPORT

To the Stockholders of
Terra Networks, S.A.:

1. We have audited the financial statements of TERRA NETWORKS, S.A. comprising the balance sheet as of December 31, 2001, and the related statement of operations and notes to financial statements for the year then ended. The preparation of these financial statements is the responsibility of the Company's directors. Our responsibility is to express an opinion on the financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made. Our work did not include an examination of the 2001 financial statements of Terra Networks España, S.A., a wholly-owned investee of Terra Networks, S.A. whose loss for the year, which was recorded as a provision for Terra Networks, S.A.'s portfolio, represents 13.4% of the latter's loss. The aforementioned financial statements of Terra Networks España, S.A. were audited by BDO Audiberia Auditores, S.L. and our opinion as expressed in this report on the financial statements of Terra Networks, S.A. is based, with respect to the ownership interest in Terra Networks España, S.A., solely on the report of the aforementioned auditors.

2. As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2001 figures for each item in the balance sheet and statements of operations and of changes in financial position, the figures for 2000. Our opinion refers only to the 2001 financial statements. Our auditors' report dated February 21, 2001, on the 2000 financial statements contained an unqualified opinion.

3. Since the Company is the head of a group and meets certain requirements, it is obliged under current legislation to prepare separate consolidated financial statements, on which we issued our auditors' report on this same date containing an unqualified opinion. The effect of consolidation, which was performed on the basis of the individual accounting records of the companies composing the Terra Group, with respect to the individual financial statements referred to above, was to increase the loss for the year by €270,772,000 and to increase the assets and reserves by €344,035,000 and €88,690,000, respectively. The effect of consolidation with respect to the individual financial statements as of the aforementioned date is described in Note 4-d to the financial statements referred to above.

4. As indicated in Note 1, the Group engages mainly in the development of various business lines through the use of the Internet. This development is still in the primary stages and evolving towards new models. In 2001 the Controlling Company carried out a study of the evolution of the investees' business plans. As a result of this study, €35 million were written down and the goodwill amortization period was adjusted to the new estimates of the revenues to be generated in the future based on the actual rate of maturation of the Terra Group and the industry in which it operates, in order to better match the expected revenues and expenses (see Note 4-d). In general, the new amortization period was increased, from July 1, 2001, to 10 years, except for the portion of goodwill which was assigned to a specific agreement with duration of five years.

   The Company incurred losses through December 31, 2001, which will continue in the coming years, reducing its net worth. The new business plan drawn up by Company Management for the next five years envisages the obtainment of net income in 2005. In view of the nature of any business plan in this industry, which is based on future expectations, significant differences may arise between the projected and actual results. Management of Terra Networks, S.A. intends to update this plan each year and, in any case, whenever the evolution of the business so requires. The financial position as of December 31, 2001 amply covers the cash flow requirements envisaged in the business plan for 2002. As indicated in Notes 4-e and 10, based on the results projected for the future, the Company recognized a long-term account receivable of €599,878,000 relating to prepaid income taxes and tax assets arising from tax losses incurred in 2001 and prior years.

5. In our opinion, based on our audit and on the report of BDO Audiberia Auditores, S.L., the financial statements for 2001 referred to above present, in all material respects, a true and fair view of the net worth and financial position of Terra Networks, S.A. as of December 31, 2001, and of the results of its operations and of the funds obtained and applied by it in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

6. The accompanying management report for 2001 contains the explanations which the directors consider appropriate about the Company's situation, the evolution of its business and other matters, but is not an integral part of the financial statements. We have checked that the accounting information in the management report is consistent with that contained in the financial statements for 2001. Our work as auditors was confined to checking the management report with the aforementioned scope, and did not include a review of any proforma or other different information other than that drawn from the Company's accounting records.

ARTHUR ANDERSEN

Eduardo Sanz Hernández

February 26, 2002

Translation of a report and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 18). In the event of a discrepancy, the Spanish-language version prevails.

TERRA NETWORKS, S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

(Thousands of Euros)

ASSETS	12/31/01	12/31/00
FIXED AND OTHER NONCURRENT ASSETS:		
Start-up expenses (Note 5)	**57,900**	**77,182**
Intangible assets, net (Note 6)-	**27,246**	**47,047**
Research and development expenses	156	156
Intellectual property	8,330	6,190
Computer software	42,023	35,388
Intangible assets in progress	-	6,677
Other intangible assets	18,755	18,397
Accumulated amortization	(42,018)	(19,761)
Property and equipment, net (Note 7)-	**7,805**	**12,314**
Technical installations and machinery	-	1,971
Computer hardware	6,780	11,870
Furniture	1,026	865
Other tangible fixed assets	3,655	54
Accumulated depreciation	(3,656)	(2,446)
Long-term financial investments (Note 8)-	**3,920,981**	**4,021,134**
Holdings in Group and associated companies	4,858,768	4,163,343
Loans to Group and associated companies (Note 11)	298,127	232,116
Long-term deposits and guarantees	810	703
Tax receivables (Note 10)	599,878	252,349
Portfolio provisions	(1,836,602)	(627,377)
Total fixed and other noncurrent assets	**4,013,932**	**4,157,677**
CURRENT ASSETS:		
Accounts receivable-	**103,539**	**52,372**
Receivable from Group companies (Note 11)	98,440	34,582
Other accounts receivable	5,099	17,790
Tax receivables (Note 10)	**23,785**	**15,314**
Short-term financial investments (Note 11)	**1,620,651**	**2,341,495**
Cash	**4**	**481**
Accrual accounts	**1,385**	**1,076**
TOTAL CURRENT ASSETS	1,749,364	2,410,738
TOTAL ASSETS	5,763,296	6,568,415

STOCKHOLDERS' EQUITY AND LIABILITIES	12/31/01	12/31/00
STOCKHOLDERS' EQUITY (Note 9):		
Capital stock	**1,242,532**	**1,242,532**
Additional paid-in capital	**5,635,694**	**5,635,694**
Other reserves	**5**	**5**
Prior years' losses	**(573,059)**	**(61,219)**
Loss for the year	**(837,070)**	**(511,840)**
Total stockholders' equity	**5,468,102**	**6,305,172**
DEFERRED REVENUES	**357**	**-**
PROVISIONS FOR CONTINGENCIES AND EXPENSES	**141,026**	**134,140**
CURRENT LIABILITIES:		
Payable to Group companies (Note 11)	93,931	37,269
Trade accounts payable	35,091	83,799
Accrued taxes payable (Note 10)	439	4,291
Other nontrade payables	3,963	3,744
Accrual accounts	20,387	-
Total current liabilities	**153,811**	**129,103**
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	5,763,296	6,568,415

The accompanying Notes 1 to 18 are an integral part of the balance sheet as of December 31, 2001.

Translation of a report and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 18). In the event of a discrepancy, the Spanish-language version prevails.

TERRA NETWORKS, S.A.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(Thousands of Euros)

DEBIT	2001	2000	CREDIT	2001	2000
EXPENSES:			**REVENUES:**		
Purchases	7,334	15,434	Net sales and services	38,546	34,036
Personnel expenses (Note 12)	21,676	18,409		**38,546**	**34,036**
Period depreciation and amortization	46,348	33,999			
Advertising and publicity	6,550	27,130			
Rent	3,062	3,162			
Professional services	13,261	22,618			
Other operating expenses	12,531	18,667			
	110,763	**139,419**			
Operating income	-	-	**Operating loss**	**72,217**	**105,383**
			Financial revenues from holdings in Group companies (Note 1	87,841	66,671
Financial expenses on other debts	2,402	751	Financial revenues from holdings in other companies	114	1,815
Exchange losses	9,810	18,421	Exchange gains	38,070	15,007
Financial income	**113,813**	**64,321**	**Financial loss**	-	-
Income from ordinary activities	**41,596**	-	**Loss on ordinary activities**	-	**41,063**
Variation in control portfolio provisions (Note 8)	1,185,777	679,384			
Extraordinary expenses and losses (Note 13)	40,707	11,239	Other extraordinary revenues	320	434
Extraordinary income	-	-	**Extraordinary loss**	**1,226,164**	**690,189**
Income before taxes	-	-	**Loss before taxes**	**1,184,568**	**731,252**
			Corporate income tax (Note 10)	347,498	219,412
Net income for the year	-	-	**Loss for the year**	**837,070**	**511,840**

The accompanying Notes 1 to 18 are an integral part of the statement of operations for the year ended December 31, 2001.

Translation of a report and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 18). In the event of a discrepancy, the Spanish-language version prevails.

TERRA NETWORKS, S.A.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

(1) COMPANY DESCRIPTION

Terra Networks, S.A. ("the Company") was incorporated for an indefinite period of time in Madrid on December 4, 1998, under its original name of Telefónica Comunicaciones Interactivas, S.A. The Company changed its corporate name to Telefónica Interactiva, S.A. on February 17, 1999, and to Terra Networks, S.A. on September 7, 1999.

Its registered office is at calle Nicaragua, 54, Barcelona.

Its corporate purpose is the provision and operation of Spanish and international telecommunications services, the provision of related content production services for on-line access, interactive services, and the provision and operation of current and future information and communications services and technologies, subject in all cases to the applicable legislation and to the prior obtainment, where necessary, of such administrative authorizations or licenses as might be required.

The Company may also engage in the design, development, manufacture and marketing of supplementary equipment and systems for the functioning of said communications and in the provision of services relating to project coordination and management and to the installation, maintenance, operation, management, administration and marketing of, and counseling on, communications systems.

All the business activities composing the corporate purpose may be carried on in Spain and abroad, and the Company may perform them directly or through interests in the business activities of other companies with a similar corporate purpose, either by promoting the foundation or formation of such companies or by acquiring holdings in their capital.

In order to carry on its business activities, Terra Networks, S.A. has incorporated subsidiaries in most of the countries in which it provides its services. Specifically, as of December 31, 2001, the Company had direct or indirect holdings in Spain, France, Italy, Germany, the U.K., the Netherlands, Austria, Switzerland, Denmark, Norway,

Sweden, Finland, Mexico, Brazil, the U.S., Guatemala, Argentina, Peru, Chile, Colombia, Venezuela, El Salvador, Uruguay, Costa Rica, Honduras, Nicaragua, Panama, Japan, Korea, China, Singapore, Taiwan, the Philippines, Malaysia, India and Canada, where it provides services. The holdings in France, Italy, Germany, the U.K., the Netherlands, Austria, Switzerland, Denmark, Norway, Sweden, Finland, Japan, Korea, China, Singapore, Taiwan, the Philippines, Malaysia, India and Canada arose as a result of the merger with Lycos Virginia, Inc., which was approved by the Board of Directors of Terra Networks, S.A. on May 16, 2000.

On that same day, Lycos Virginia, Inc., Terra Networks, S.A., Telefónica, S.A. and the German company Bertelsmann, AG signed an agreement in relation to a strategic alliance at world level for the joint performance of the e-commerce business which established, between these four companies, the cooperation and management criteria relating to content and joint marketing campaigns.

Terra Networks, S.A. is listed on the Spanish and New York (NASDAQ) Stock Exchanges. As of December 31, 2001 and 2000, its stockholders were as follows:

Stockholder	Percentage of Ownership	
	12/31/01	12/31/00
Telefónica, S.A.	37.03	36.27
Citibank, NA	7.80	8.40
Other stockholders	55.17	55.33
Total	**100.00**	**100.00**

The purpose of the holdings owned by Citibank, NA and of the other minority interests of Banco Zaragozano and Caja de Ahorros y Pensiones de Barcelona (Caixa) is to enable the finance entities acting as agents in the Stock Option Plan for the employees of Terra Networks, S.A. to have ownership interests in the capital stock of Terra Networks, S.A. (see Notes 15-a and b).

(2) BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

a) True and fair view-

The accompanying financial statements, which were prepared by the Company's directors from the accounting records of Terra Networks, S.A., are presented in accordance with the Spanish National Chart of Accounts and, accordingly, give a true and fair view of the Company's net worth, financial position and results of operations.

The 2001 financial statements will be submitted for approval by the Stockholders' Meeting, and it is considered that they will be approved without any changes. The 2000 financial statements were approved by the Stockholders' Meeting on June 7, 2001.

The figures in the accompanying balance sheets, statements of operations and notes to financial statements are expressed in thousands of euros, unless otherwise stated.

b) Accounting policies-

The financial statements as of December 31, 2001 were prepared by applying the Spanish generally accepted accounting principles and valuation methods described in Note 4. All obligatory accounting principles with a significant effect on the financial statements were applied in their preparation.

c) Comparative information-

The 2000 financial statements were prepared in pesetas. However, in order to facilitate their comparison with the 2001 financial statements, the figures in the balance sheet as of December 31, 2000, and in the statement of operations for the year then ended were translated to euros, applying for this purpose the exchange rate established by Article 2 of Law 46/1998 on the introduction of the euro, and taking into account the related rounding off.

The 2001 financial statements reflect the Company's operations as the Controlling Company of the Terra Group and include the holdings in various subsidiaries in Spain, the U.S. and Latin America and the revenues and expenses associated with the management of the Group.

With effect from January 1, 2001 for accounting purposes, the portal business line in Spain was formally transferred from Terra Networks, S.A. to Terra Networks España, S.A. (formerly T.S.C.R, S.A.), as approved by the latter's Board of Directors on October 25, 2000.

The business line transfer agreement established a purchase and sale price equivalent to the balance resulting from netting off the contributed assets and rights (assets) against the existing obligations (liabilities), as follows:

	Thousands of Euros
Tangible fixed assets and intangible assets	7,442
Accounts receivable	13,920
Accounts payable	(14,587)
Total	**6,775**

(3) ALLOCATION OF LOSS

The Company's directors propose that the loss for 2001 be allocated in full to "Prior Years' Losses".

The unamortized balance of the "Start-up Expenses" caption amounts to €57,900,000. Under Article 194 of the revised Corporations Law, while the aggregate balance of the unrestricted reserves is lower than this amount, the Company may not distribute any dividends.

(4) VALUATION STANDARDS

The main valuation methods applied by the Company in preparing its financial statements, in accordance with the Spanish National Chart of Accounts, were as follows:

a) Start-up expenses-

Start-up expenses, which comprise incorporation, preopening and capital increase expenses, are recorded at cost.

They relate mainly to expenses associated with the public offerings of shares, such as lawyers' fees, public deed and registration expenses, security underwriting and placement fees, etc., and advertising expenses incurred in launching the Terra brand name and publicizing the aforementioned public offerings of shares.

The Company amortizes start-up expenses on a straight-line basis over five years.

€19,683,000 of amortization of start-up expenses were charged to the 2001 statement of operations (see Note 5).

b) Intangible assets-

Computer software is recorded at cost only when it will foreseeably be used over several years, in which case it is amortized on a straight-line basis over three years. Software maintenance expenses are expensed currently.

Intellectual property is recorded at the amounts paid for the acquisition from third parties of title to, or the right to use, the Terra brand name, and is amortized on a straight-line basis over five years.

The "Other Intangible Assets" caption includes the rights acquired under long-term contracts for services and content. These rights are amortized on a straight-line basis over the related contract term.

€24,234,000 of amortization of intangible assets were charged to the 2001 statement of operations (see Note 6).

c) Property and equipment -

Property and equipment are carried at cost

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

The Company depreciates its property and equipment by the straight-line method at annual rates based on the following years of estimated useful life:

	Years of Estimated Useful Life
Technical installations	10
Furniture	6
Computer hardware	3
Other tangible fixed assets	4-6
Other installations	10

€2,431,000 of depreciation of property and equipment were charged to the 2001 statement of operations (see Note 7).

d) Long-term financial investments-

The holdings in Group and associated companies are recorded at the lower of cost or underlying book value of the holdings, adjusted by the amount of the unrealized gains disclosed at the time of the acquisition and still existing at the date of subsequent valuation.

Unrealized losses (cost higher than market or fair value at year-end) are recorded under the "Portfolio Provisions" caption up to the limit of cost. Should unrealized losses exceed cost, reducing the value of the latter to zero, the overprovision is reclassified for balance-sheet purposes to the liability "Provisions for Contingencies and Expenses" caption. €1,185,777,000 were recorded in this connection with a charge to 2001 income (see Note 8).

The "Portfolio Provisions" account in 2001 also includes €134,987,000 which were recorded in order to include in the individual financial statements the amortization of goodwill recorded in the consolidated financial statements.

As a general rule, and pursuant to current accounting legislation, the Company amortizes goodwill systematically over the period in which it will contribute to the obtainment of revenues.

The period of five years considered in 2000 for the amortization of goodwill on a straight-line basis was changed as of July 1, 2001 to ten years. The purpose of this change was to adjust the amortization period to the new revenues earning projections based on the new economic situation and the rate of maturation of the industry in which the Company operates, and thus to reflect more closely matched revenues and expenses.

The Company is not required under current legislation to prepare consolidated financial statements because the Terra Group is consolidated in a higher group, the controlling company of which is governed by Spanish legislation. However, the Company prepares separate consolidated financial statements. The effect on the accompanying financial statements of consolidating the majority holdings by the global integration method and of carrying the other holdings by the equity method is as follows:

	Thousands of Euros
	Increase (Decrease)
Assets	344,035
Stockholders' equity	88,690
Revenues	654,966
Loss for the year	(270,772)

e) Corporate income tax-

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, net of tax relief and tax credits, excluding tax withholdings and prepayments.

The Company recorded the tax asset arising from the tax losses incurred in 2001, since it considered that its recoverability was assured on the basis of the Company's business plan.

f) Foreign currency transactions-

Fixed-income securities and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and are adjusted at year-end to the exchange rates then prevailing.

Exchange losses are recorded as financial expenses in the year in which they arise.

The positive net differences in each group of currencies are recorded under the "Deferred Revenues" caption on the liability side of the balance sheet, unless exchange losses in a given group have been charged to income in prior years or in the current year, in which case the net positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years or in the current year.

g) Recognition of revenues and expenses-

Revenues and expenses are recognized when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, the Company only records realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

(5) **START-UP EXPENSES**

The variations in this caption in 2001 were as follows:

	Thousands of Euros
Balance at 12/31/00	77,182
Additions	401
Amortization	(19,683)
Balance at 12/31/01	**57,900**

(6) INTANGIBLE ASSETS

The detail of the balance of this caption and of the variations therein in 2001 is as follows:

	Thousands of Euros -				
	Balance at 12/31/00	Additions	Retire- ments	Transfers	Balance at 12/31/01
Research and development expenses	156	-	-	-	156
Intellectual property	6,190	2,148	(8)	-	8,330
Computer software	35,388	5,746	(2,218)	3,107	42,023
Intangible assets in progress	6,677	843	(551)	(6,969)	-
Other intangible assets	18,397	213	(3,137)	3,282	18,755
Accumulated amortization	(19,761)	(24,234)	1,929	48	(42,018)
Total intangible assets, net	**47,047**	**(15,284)**	**(3,985)**	**(532)**	**27,246**

The additions to the "Intellectual Property" caption relate mainly to the acquisition by Terra Networks, S.A. of title to the trademarks and domains in various countries.

The additions to the "Computer Software" caption include the acquisition of the right to use various licenses

(7) PROPERTY AND EQUIPMENT

The detail of the "Property and Equipment" caption and of the variations therein in 2001 is as follows:

	Thousands of Euros				
	Balance at 12/31/00	Additions	Retire- ments	Transfers	Balance at 12/31/01
Technical installations and machinery	1,971	-	-	(1,971)	-
Computer hardware	11,870	1,603	(7,273)	580	6,780
Furniture	865	621	(460)	-	1,026
Other tangible fixed assets	54	1,996	(366)	1,971	3,655
Accumulated depreciation	(2,446)	(2,431)	1,269	(48)	(3,656)
Total property and equipment, net	**12,314**	**1,789**	**(6,830)**	**532**	**7,805**

The retirements from the "Computer Hardware" caption include the transfer of €6,148,000 of assets to Terra Networks España, S.A., effective January 1, 2001 for accounting purposes (see Note 2-c).

(8) LONG-TERM FINANCIAL INVESTMENTS

The detail of the "Long-Term Financial Investments" caption and of the variations therein in 2001 is as follows:

	Thousands of Euros					
	Balance at 12/31/00	Additions	Retire-ments	Transfers	Other Variations	Balance at 12/31/01
Holdings in Group and associated companies	4,163,343	702,092	(38,459)	(35,678)	67,470	4,858,768
Receivable from Group and associated companies (Note 11)	232,116	131,151	(78,839)	13,699	-	298,127
Long-term deposits and guarantees	703	107	-	-	-	810
Tax receivables (Note 10)	252,349	347,498	-	-	31	599,878
Portfolio provisions, Group and associated companies	(627,377)	(1,185,777)	38,427	(7,629)	(54,246)	(1,836,602)
Total long-term financial investments, net	**4,021,134**	**(4,929)**	**(78,871)**	**(29,608)**	**13,255)**	**3,920,981**

The additions to the "Holdings in Group and Associated Companies" caption include US$ 339,522,000 of capital increases through the capitalization of debt at foreign subsidiaries and US$ 94,200,000 of capital increases subscribed by Terra Networks, S.A. through monetary contributions at foreign subsidiaries.

The main addition in 2001 to the "Holdings in Group and Associated Companies" caption was the balance of €160,434,000, relating to the purchase of Uno-e Bank, S.A. shares.

The "Transfers" column includes reclassifications to short term of "Loans to Group and Associated Companies" amounting to €15,494,000, since they are due on December 31, 2001, and the reclassification of €14,114,000 of balances payable to the liability side of the balance sheet under the "Provision for Contingencies and Expenses" caption, bringing the total amount provisioned for the aforementioned item under this caption to €120,026,000 as of December 31, 2001.

The detail of the direct holdings in Group and associated companies is as follows (amounts in thousands of euros):

Company, Line of Business and Address	% of Direct and Indirect Ownership	Gross Book Value	Net Worth at 12/31/01	Accumu-Lated Provision
Terra Lycos Intangibles, S.A (formerly Terra Interactiva de Contenidos, S.A.) Provision of Internet services Vía de las Dos Castillas, 33. Pozuelo de Alarcón. Madrid	100%	19,293	14,210	(5,079)
Terra Networks España, S.A. (formerly Telefónica Servicios y Contenidos por la Red, S.A.) ISP and portal Avda. de las Dos Castillas, 7. Pozuelo de Alarcón. Madrid	100%	76,469	(106,260)	(76,469)
Terra Interactiva Brasil, Ltda. Portfolio company Rua da Consolaçao, 247, 6º Sao Paulo, Brasil	99.99%	359,665	(48,860)	(291,785)
Terra Networks Brasil, S.A. ISP and portal Porto Alegre, Brasil	100% indirectly through TI Brasil	150,919	116,390	(51,404)
Terra Networks Guatemala, S.A ISP and portal Diagonal 6, Edificio Las Margaritas II, Guatemala	100%	13,856	2,340	(9,341)
Terra Networks Argentina, S.A. ISP and portal Tucumán 1, Piso 17, Buenos Aires	100%	39,538	6,980	(32,656)
Red Universal de Marketing y Bookings Online, S.A. Travel booking portal Avda. Europa, 24. Alcobendas, Madrid	50%	7,500	4,950	(5,025)
Terra Networks Perú, S.A. ISP and portal Los Sauces, 374, Torre Roja, San Borja, Lima, Peru	100%	47,822	23,980	(22,711)
Terra Networks México Holding, S.A. de C.V. (formerly Terra Networks México, S.A. de C.V.) Portfolio company Antonio L. Rodriguez 1884, Monterrey, Nuevo León, Mexico	100% 18% indirectly through Terra Networks España	308,138	141,810	(191,850)
Terra Networks Chile Holding Limitada Portfolio company S/Moneda, 970, Piso 12, Santiago	100%	93,484	49,840	(43,682)
Terra Networks-Serviços de acceso a Internet e Trading, Ltda. Inactive Portugal	100%	12	(**)	-
Inversis Networks, S.A. (antes Electronic Trading System, S.A) IT and telematic systems and applications	9%	5,844	(**)	(1,036)

Company, Line of Business and Address	% of Direct and Indirect Ownership	Gross Book Value	Net Worth at 12/31/01	Accumu-Lated Provision
Terra Networks Venezuela, S.A. ISP and portal Avda. San Felipe, Torre Bancaracas piso 11. Caracas, Venezuela	100%	16,897	6,530	(7,124)
Terra Colombia Holding, S.A. Portfolio company Avda. 100, 7-33. Santa Fé de Bogotá. Colombia	100% 16.66% indirectly through various subsidiaries	27,916	14,500	(13,419)
Terra Uruguay, S.A. ISP and portal Montevideo, Uruguay	100%	5,059	750	(4,165)
A Tu Hora, S.A. E-commerce Avda. Europa, 24. Alcobendas, Madrid	50%	6,591	6,500	(2,160)
Terra Mobile, S.A. Operation of WAP-technology content and services Gran Via, 28. Madrid	20%	26,520	(28,730)	(26,520)
Terra Lycos, S.A. (formerly Terra Networks Intangibles, S.A.) Provision of Internet services Gran Via, 28, Madrid	100%	60	66	-
Lycos, Inc. Internet portal 400-2 Totten Pond Road, Waltham, U.S.A.	100%	3,387,276	1,348,020	(963,258)
One Travel.com, Inc. Travel booking portal U.S.A.	27.73%	15,989	(6,090)	(5,676)
Bumeran Participaciones, S.L. Vertical employment and human resources portal Via de las dos Castillas 33 Pozuelo de Alarcón.Madrid	83.6%	12,173	8,170	(4,647)
Maptel Networks, S.A. (formerly Iberwap, S.A.) Digital cartography Plaza de Santa María Soledad Torres Acosta, 1 Madrid	100%	1,368	1,510	-
Azeler Automoción, S.A. Motoring portal	50%	4,230	8,410	(22)
Uno-e Bank, S.A. On-line bank Capitán Haya, 1 Madrid	49%	160,432	45,860	(10,119)
Iniciativas Residenciales en Internet, S.A. On-line real estate services	50%	1,445	(**)	(1,445)

Company, Line of Business and Address	% of Direct and Indirect Ownership	Gross Book Value	Net Worth at 12/31/01	Accumu-Lated Provision
Cierv, S.L. Design of communications products Almirante, 16 Madrid	100%	10,077	-	(10,077)
Terra Networks Games, Co	100%	100	-	(100)
Corporación Real Time Team, S.L. Design, programming, advertising and consulting on the Internet Almirante 16, Madrid	35.16% 12.04% indirectly through CIERV	12,398	(**)	(12,398)
Terra Networks LATAM, S.L. (formerly Terra Networks Asociadas Extranjeras, S.L.) Holding of foreign securities Gran Vía 28, Madrid	100%	41,253	(41,340)	(38,628)
Terra Global Management, Inc. Corporate management in the U.S. U.S.A.	100%	101	12	(101)
Terra Caribe, S.A. Internet portal	100%	1,292	190	(1,100)
Emplaza, S.A. Portal	50%	5,017	1,350	(4,605)
Terra Marocs (Morocco) Inactive	100%	31	(**)	-
Terra Networks Asociadas, S.L. Portfolio company Vía de las Dos Castillas, 33. Pozuelo de Alarcón. Madrid	100%	3	3	-
Total Group and associated companies		**4,858,768**		**(1,836,602)**

(**) Data not available as of the date of preparation of these financial statements.

The accumulated provision for diminution in value of long-term financial investments was recorded mainly as a result of the losses incurred by the companies from the date of their acquisition through December 31, 2001 and includes the provision for the amortization of the goodwill recorded in the consolidated financial statements.

The main additions, incorporations, disposals and transfers of companies in 2001 and 2000 as described below (in chronological order):

Ordenamiento de Links Especializados, S.L.-

On April 15, 1999, Terra Networks, S.A. acquired all the shares of Ordenamiento de Links Especializados, S.L. (OLE) from the Luxembourg company Infosearch Holdings, S.A. for €12,020,000. Subsequently, Terra Networks, S.A. subscribed to a capital increase of €6,010,000 aimed at financing the company.

On September 13, 1999, Terra Networks, S.A., Telefónica, S.A. and Infosearch Holdings, S.A. entered into an agreement additional to the aforementioned contract whereby the latter acquired 4,928,000 shares of Terra Networks, S.A. for €20,795,000 by virtue of the resolution to increase capital approved by the Stockholders' Meeting on October 1, 1999.

On March 1, 2000, the portal business activity was transferred from OLE to Terra Networks, S.A., since when OLE has engaged in the provision of Internet search engine services.

In 2001 the holding in OLE, and therefore the portal business activity, was transferred to Terra Networks España, S.A. from Terra Networks, S.A.

Terra Networks España, S.A. (formerly Telefónica Servicios y Contenidos por la Red, S.A.)-

On April 22, 1999, Terra Networks, S.A. acquired from Telefónica, S.A. all the shares of Terra Networks España (formerly Telefónica Servicios y Contenidos por la Red, S.A.) for €2,061,000, equal to the net worth of this company as of that date. On September 30, 1999, Terra Networks España increased capital by €601,000 with additional paid-in capital of €18,631,000, which was fully subscribed and paid by Terra Networks, S.A.

On December 27, 2000, capital was increased by €601,000, with additional paid-in capital of €36,253,000, through the conversion of the account payable to Terra Networks, S.A. into capital.

In 2001 the portal business activity was transferred from Terra Networks, S.A. to Terra Networks España, S.A., through a €3,929,000 capital increase with additional paid-in capital of €14,388,000.
Terra Networks España, S.A. currently provides Internet access and portal services in Spain.

Terra Networks USA, LLC.-

On May 27, 1999, Terra Networks, S.A. incorporated the portfolio company Terra Networks USA, Llc (formerly Terra Networks USA, Inc.). On October 5, 1999, the latter and International Discount Telecommunications Corporation (IDT) entered into a joint venture contract to provide Internet access and portal services for the Spanish-speaking market in the U.S.

Under this joint venture contract, on October 5, 1999, Terra Networks USA, Llc. and IDT formed the Internet service provider Terra Networks Access Services USA Llc. (owned 51% and 49%, respectively). On that same date, Terra Networks USA, Llc. and

IDT formed Terra Networks Interactive Services USA Llc. (owned 90% and 10%, respectively), to engage in portal business activities.

On May 1, 2000, Terra Networks, S.A and IDT reached an agreement allowing IDT to exchange early its holdings in the above-mentioned companies for shares of Terra Networks, S.A. This share exchange transaction was performed in July 2000 through the delivery of shares of Terra Networks, S.A.

In February 2000 Terra Networks USA, Llc. acquired for US$ 45 million a minority interest in Aremate.com, Inc.

In December 2001, the holding in Terra Networks USA, Llc. was transferred from Terra Networks, S.A. to Lycos, Inc. at its net book value.

Terra Networks Brasil, S.A.-

Telefónica Interactiva Brasil, Ltda ("TIB"), a company controlled 99.99% by Terra Networks, S.A., holds all the shares of Terra Networks Brasil, S.A. ("T.N. Brasil").

T.N. Brasil was taken over in three phases in 1999. Subsequently, on January 6, 2000, January 31, 2000, and February 11, 2000, three capital increases were carried out at T.N. Brasil, all of which were subscribed and paid in full by TIB, thereby increasing the latter's ownership interest in TN Brasil to 99.55%.

On September 28, 2000, the remaining 0.45% holding was acquired in compliance with a previous purchase commitment whereby Terra Networks S.A. acquired from Taetel, S.L. all the shares of Segovia Participações Ltda (Segovia, a wholly-owned investee of Taetel, S.L.) for €77.8 million. Accordingly, Terra Networks, S.A. owns all the shares of T.N. Brasil. As a result of the corporate restructuring carried out in December 2000, TIB absorbed Segovia.

In 2001, T.N. Brasil and TIB carried out capital increases totaling US$128 million and US$ 38 million, respectively, through the conversion of accounts payable to Terra Networks, S.A. into capital.

Terra Networks Brasil, S.A. has majority holdings in various Internet companies. It engages mainly in the provision of Internet access, the marketing of software developed by third parties, the provision of services related to access networks and the performance of business activities as an Internet portal.

Terra Networks Guatemala, S.A.-

On July 21, 1999, Terra Networks, S.A. acquired a 95% holding in Infovía, S.A. from the Panamanian company Infovía International Inc. for approximately €3,816,000. Infovía,

S.A. changed its name to Terra Networks Guatemala, S.A. and operates as an Internet service provider, also performing business activities as an Internet portal.

On March 31, 2000, Terra Networks, S.A. acquired from Tecnología Empresarial, S.A. the remaining 5% holding in this company for US$ 500,000.

In 2001, capital increases totaling US$ 6.8 million were carried out at Terra Networks Guatemala, S.A., by converting the account payable to Terra Networks, S.A. into capital, while other capital increases totaling US$2 million were fully subscribed by Terra Networks, S.A.

Terra Networks Guatemala, S.A. has holdings in Terra Networks El Salvador, S.A. de C.V., Terra Networks Costa Rica, S.A. de C.V., Terra Networks Honduras, S.A. de C.V. and Terra Networks Panamá, S.A., which are engaged in the development of the Internet business in their respective countries.

Terra Networks Argentina, S.A.-

On July 28, 1999, Terra Networks, S.A. incorporated the portfolio company Terra Networks Argentina, S.A., in which it has a 99.9% holding.

On September 9, 1999, Terra Networks Argentina, S.A. acquired all the shares of Donde Latinoamericana, S.A. and Netgocios, S.A. for a total of US$ 9,990,000. On July 1, 2000, Terra Networks Argentina, S.A., Donde Latinoamericana, S.A. and Netgocios, S.A. merged, giving rise to a single post-merger company, Terra Networks Argentina, S.A.

In 2000 Terra Networks Argentina, S.A. increased capital by a total amount of US$ 9.3 million, and the increases were fully subscribed by Terra Networks, S.A. Also, in December 2000 capital was increased by US$ 12,396,000 through the conversion of accounts payable to Terra Networks, S.A. into capital.

In 2001 Terra Networks Argentina, S.A. increased capital by a total amount of US$ 5.5 million, through the conversion of accounts payable to Terra Networks, S.A. into capital.

Red Universal de Marketing y Bookings Online, S.A.-

In July 1999 Terra Networks, S.A. entered into an agreement with Amadeus Global Travel Distribution, S.A. (an investee of Iberia, Lufthansa and Air France which engages in the airline ticket booking business) to create a jointly-owned company to engage in the electronic distribution over the Internet of booking services in the tourism and transport areas.

In March 2000 Red Universal de Marketing y Bookings Online, S.A. (Rumbo) was incorporated with an initial capital stock of €1 million, in which Terra Networks, S.A. has a 50% holding. The business activity of this company focuses on Spanish- and Portuguese-speaking countries. The two companies have undertaken not to invest in businesses similar to that of the aforementioned jointly-owned company in the areas in which it will provide its services (Spain, Portugal and Latin America).

In July 2000 Rumbo increased capital by €7.5 million, with additional paid-in capital of €1.5 million, through a monetary contribution by its two stockholders.

In March 2001 Rumbo increased capital by €500,000, with additional paid-in capital of €4.5 million, through a monetary contribution by its two stockholders.

Terra Networks Perú, S.A.-

On September 2, 1999, Terra Networks, S.A. incorporated the portfolio company Terra Networks Perú, S.A. with a capital stock of 1,000 new soles, in which Terra Networks, S.A. has a 99.9% holding.

On October 20, 1999, Terra Networks Perú, S.A. acquired from Telefónica Servicios Internet, S.A.C. (a subsidiary of Telefónica del Perú, S.A.A.) all the assets, contracts and items necessary to provide Internet access services for US$ 5 million.

Also, Terra Networks Perú, S.A. entered into a contract with Telefónica del Perú, S.A. whereby the latter undertakes for a period of ten years to provide the former with the telecommunications services required for it to render Internet services and to not provide these services in the residential and SOHO market. As consideration, Terra Networks Perú, S.A. paid Telefónica del Perú US$ 25 million.

In 2000 capital was increased by US$ 500,000, with additional paid-in capital of US$ 29,996,000, through the conversion of accounts payable to Terra Networks, S.A. into capital.

In 2001 capital was increased by a total of US$ 13.7 million through the conversion of accounts payable to Terra Networks, S.A. into capital

Terra Networks México S.A. de C.V.-

Terra Networks S.A. acquired all the shares of Información Selectiva, S.A., Infosel (currently Terra Networks México S.A. de C.V.) from the former stockholders through various transactions. Terra Networks México S.A. de C.V. provides Internet access, portal and real-time financial information services and services for companies.

On September 10, 1999, the portfolio company Terra Networks México, S.A. de C.V. (currently Terra Networks México Holding, S.A. de C.V.) was incorporated. As of December 31, 2001, Terra Networks, S.A. had an 81% holding in this company, the remaining 19% belonging to Terra Networks España, S.A.

On October 5, 1999, Terra Networks México Holding, S.A. de C.V. acquired all the shares of Terra Networks México, S.A. de C.V. for US$ 60 million.

In December 2000 capital was increased at Terra Networks Mexico Holding, S.A. de C.V. by US$ 589,000, with additional paid-in capital of US$ 32,052,000, through the conversion of accounts payable to Terra Networks, S.A. into capital.

In 2001 capital increases were made at Terra Networks México Holding, S.A. de C.V. which included a total of US$ 140.8 million through the conversion of accounts payable to Terra Networks, S.A. into capital, and a total of US$ 75 million fully subscribed by Terra Networks, S.A.

Terra Networks Chile, S.A.-

On September 8, 1999, Terra Networks, S.A. incorporated the portfolio company Telefónica Interactiva Chile, S.A. (currently Terra Networks Chile Holding Ltda.), with a capital of 100,000 Chilean pesos, in which Terra Networks, S.A. has a 99% holding.

On October 4, 1999, Terra Networks Chile Holding Ltda. acquired from CTC Mundo all the shares that it owned of Proveedora de Servicios de Conectividad, S.A. (currently Terra Networks Chile, S.A.), i.e. 95% of the total number of shares issued by this company. The price paid by Terra Networks Chile Holding Ltda. amounted to US$ 40 million.

Subsequently, CTC Mundo acquired the remaining 5% of Terra Networks Chile, S.A. from Reuna (Red Universitaria, a network connecting the Chilean universities via the Internet). Under the agreement entered into with CTC Mundo, these shares were transferred to Terra Networks Chile Holding Ltda. at no cost for Terra Networks, S.A., since this minority interest had been envisaged when the overall price of the transaction was established.

In 2000 Terra Networks Chile Holding, Ltda. carried out several capital increases for a total amount of US$ 29 million, which were fully subscribed by Terra Networks, S.A.
In 2001 capital increases for a total of US$8.5 million were carried out, fully subscribed by Terra Networks, S.A.

Inversis Networks, S.A. (antes Electronic Trading System, S.A.)-

This company was incorporated on January 28, 2000. Terra Networks, S.A. has a 9.1% holding in this company's capital stock, which amounts to €5,844,000.
The corporate purpose of this company is the acquisition, development, research, operation and marketing of IT and telematic equipment, systems and applications, and the preparation, development and management of business projects for the distribution of products and the provision of services over the Internet, IT and telematics networks and communications networks in general.

Terra Networks Venezuela S.A.-

This company, which is wholly owned by Terra Networks, S.A., was incorporated on February 2, 2000, with an initial capital of 640,000 bolivares. Terra Networks Venezuela S.A. owns the Terra (formerly Chevere) portal in Venezuela, which was acquired for US$ 4 million from the former stockholders of Chevere.

In December 2000 capital was increased by US$ 566,000, with additional paid-in capital of US$ 4,528,000, through the conversion of accounts payable to Terra Networks, S.A. into capital.

In 2001 capital increases were carried out at Terra Networks Venezuela, S.A. for a total of US$ 4.7 million through the conversion of accounts payable to Terra Networks, S.A. into capital, and a total of US$ 5.4 million, fully subscribed by Terra Networks, S.A.

Terra Networks Colombia Holding, S.A.-

This company was incorporated on March 30, 2000. Terra Networks, S.A. has a direct holding of 83.34% and an indirect holding of 16.65% through Terra Networks España, S.A. and TIC. Consequently, Terra Networks, S.A. owns, directly or indirectly, 99.99% of the capital stock of this company.

In July 2000 Terra Networks Colombia Holding, S.A. acquired a 65% holding in LaCiudad.com, S.A. for US$ 20 million. The other stockholders of this company are Comercializadora Semana, S.A. (10.83%), Casa Editorial El Tiempo, S.A. (9.3%), Tempora, S.A. (8.2%), El Colombiano Ltda. y Cía, S.C.A. (4.9%), El País, S.A. (1.05%) and Inversiones PTT Ltda. (0.72%). In 2001 LaCiudad.com, S.A. changed its name to Terra Networks Colombia, S.A.

In 2001 Terra Networks Colombia Holding, S.A. carried out capital increases for a total amount of US$ 3.3 million, which were fully subscribed by Terra Networks, S.A.

Terra Networks Uruguay, S.A.-

On March 14, 2000, Terra Networks, S.A. acquired all the shares of this company (which through this date had been an inactive company called Stener, S.A.), whose capital stock totaled approximately euro 6.010.

In December 2000 capital was increased by US$ 2.4 million, with additional paid-in capital of US$ 133,000, through the conversion of accounts payable to Terra Networks, S.A. into capital.

Also in 2001, Terra Networks Uruguay, S.A. carried out capital increases for a total amount of US$ 2.1 million, through the conversion of accounts payable to Terra Networks, S.A. into capital.

Terra Networks Caribe, S.A.

On March 30, 2000, Terra Networks, S.A. incorporated this company as its sole-shareholder, with a capital stock of €179,000, for the purpose of carrying out activities and providing services in the telecommunications, information and communications areas.

A Tu Hora, S.A.-

In April 2000 Terra Networks, S.A. entered into an agreement with TelePizza, S.A. to set up a joint venture to engage in the marketing, through communications networks such as the Internet or wireless telephony, of products such as books, videos, CDs, prepaid phonecards, entertainment products, etc., with distribution and delivery times ranging from 1 to 24 hours. In July 2000 Terra Networks, S.A. and Lubasto Holding, B.V., a wholly-owned subsidiary of TelePizza, S.A., incorporated A Tu Hora, S.A., in which they each have a 50% holding, with a capital stock of €2.6 million and stockholders' equity of €5.6 million.

In September 2001 A Tu Hora, S.A. increased capital by €4.6 million, through a monetary contribution by its two stockholders.

Terra Mobile, S.A.-

On June 21, 2000, Terra Networks, S.A. and Telefónica Móviles, S.A. entered into a stockholders' agreement and incorporated Terra Mobile, S.A. with an initial capital stock of €601,120. This company's corporate purpose is the operation of content and services such as paging, scheduling, e-commerce and games through wireless access using WAP technology and any other technology that might be developed in the future.

In July 2000 Terra Mobile, S.A. announced the acquisition of the Finnish company Iobox Oy, owner of the Iobox portal, which engages in the provision of wireless Internet services and applications.

In December 2001 Terra Mobile, S.A. increased capital by €132 million through the conversion of loans granted by its two stockholders into capital. Subsequently, Terra Networks, S.A. sold to Telefónica Móviles, S.A. a portion of its 49% holding in Terra Mobile, S.A., reducing it to 20%.

Inversis Valores y Bolsa, Sociedad de Valores, S.A. (formerly Electronic Trading System Valores, Sociedad de Valores, S.A.)-

This company was incorporated on June 13, 2000. Terra Networks, S.A. had a 0.10% direct holding and a 9.9% indirect holding through Inversis Networks, S.A. (formerly Electronic Trading System, S.A.), which has a 99.57% ownership interest in the capital stock of Inversis Valores y Bolsa, Sociedad de Valores, S.A. In 2001 Terra Networks, S.A. sold its holding at its net book value of €4,508.

Lycos, Inc.-

Lycos, Inc. is a U.S. company that was incorporated in June 1995 under the laws of the State of Delaware, U.S.A. On October 27, 2000, the stockholders of Lycos, Inc. approved the merger of Lycos, Inc. with its subsidiary Lycos Virginia, Inc., which succeeded Lycos, Inc. as the post-merger company.

On June 8, 2000, the Stockholders' Meeting of Terra Networks, S.A. resolved to increase capital in order to acquire the U.S. company Lycos Virginia, Inc. through a share exchange transaction whereby Terra Networks, S.A. would acquire all the shares of Lycos Virginia, Inc. Accordingly, on October 27, 2000, Terra Networks, S.A. issued 302,031,974 shares of €2 par value each with additional paid-in capital of €9. The total amount of the capital increase was €3,322,352,000.

In 2001 Lycos Virginia, Inc. changed its business name to Lycos, Inc.

Lycos, Inc. has majority holdings in various Internet companies. Its main activity is the development of Internet portal services worldwide.

OneTravel.com, Inc.-

In November 2000 Terra Networks, S.A. and Amadeus Global Travel Distribution, S.A. announced the acquisition of a majority holding in One Travel.com, Inc., one of the top ten U.S. websites specializing in travel. In December 2000, subsequent to approval by the Stockholders' Meeting of One Travel.com, Inc., Terra Networks, S.A. acquired a 27.73% holding for €15,957,000.

Bumeran Participaciones, S.L.-

On December 13, 2000, Terra Networks, S.A. and Bumeran.com International Holdings, Ltd. entered into an agreement whereby Terra Networks, S.A. acquired 83.2% of this corporate group for €8,733,000. Bumeran.com, which is a vertical employment and human resources portal, was formed and officially launched in Argentina in August 1999. It has subsequently experienced considerable international growth, with a presence in Argentina, Brazil, Mexico, Chile and Venezuela.

In 2001 capital increases for a total of €3.4 million were fully subscribed by Terra Networks, S.A., increasing the latter's ownership interest to 83.6%.

Maptel Networks, S.A.-

In January 2001 Terra Networks, S.A. acquired Iberwap, which specializes in the marketing of digital cartography services and content, for €1.2 million. Iberwap, S.A. has changed its name to Maptel Networks, S.A.

Azeler Automoción, S.A.-

Terra Networks, S.A. participated in the incorporation in March 2001 of the Spanish company Azeler Automoción, S.A. by subscribing and paying 50% of the initial capital of €8.41 million.

Uno-e Bank, S.A.-

Under the agreements reached with Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in August 2001 Terra Networks, S.A. acquired a 49% holding in Uno-e Bank, S.A. for €160,434,000. This acquisition formed part of the strategic agreement reached in February 2000 between Telefónica, S.A. and Banco Bilbao Vizcaya Argentaria. S.A.

Iniciativas Residenciales en Internet, S.A.-

Terra Networks, S.A. provided 50% of the initial capital of €1.2 million for the incorporation of Iniciativas Residenciales en Internet, S.A. ("ATREA", real estate services portal).

(9) STOCKHOLDERS' EQUITY

The variations in equity accounts in 2001 were as follows:

	Thousands of Euros					
	Capital Stock	Additional Paid-in Capital	Reserves	Prior Years' Losses	Loss for the Year	Total
Balance at December 31, 2000	**1,242,532**	**5,635,694**	**5**	**(61,219)**	**(511,840)**	**6,305,172**
Allocation of 2000 loss	-	-	-	(511,840)	511,840	-
Loss for the year	-	-	-	-	(837,070)	**(837,070)**
Balance at December 31, 2001	**1,242,532**	**5,635,694**	**5**	**(573,059)**	**(837,070)**	**5,468,1024**

a) Capital stock-

As of December 31, 2001, the Company's capital stock consisted of 621,265,845 fully subscribed and paid shares of €2 par value each.

As of December 31, 2001, 13,105,586 shares had been deposited at Citibank, NA covering the stock option rights under the stock option plan for Lycos, Inc. employees that had been cancelled. Pursuant to the resolutions adopted by the Stockholders' Meeting on June 7, 2001, these shares will be presented by the Board of Directors to the Stockholders' Meeting so that the latter can approve their retirement. The effect of this capital retirement on the Company's financial statements as of December 31, 2001 would be to reduce the "Capital Stock", "Additional Paid-in Capital" and "Long-Term Financial Investments" captions by thousands of euros 26,211, 112,731 and 144,161, respectively.

The following capital increases were carried out in 2000:

1. On July 28, 2000, the Company increased capital by €7,500,000 through the issuance of 3,750,000 shares of €2 par value each. All these shares were subscribed and paid by International Discount Telecommunications Corporation ("IDT"). The shares were issued with additional paid-in capital of €9 per share, giving total additional paid-in capital of €33,747,000.

2. On September 25, 2000, the public deed for the capital increase through a monetary contribution for a par value of €70,967,742 was executed. This capital increase was carried out through the issuance of 35,483,871 new common shares of €2 par value each, with additional paid-in capital of €60. This capital increase was a condition for the merger of Terra Networks, S.A. and Lycos, Inc. The capital increase was subscribed in full as follows:

- Telefónica, S.A. subscribed to a total of 35,380,101 shares as a result of the exercise of the preemptive share subscription rights on the shares of Terra Networks, S.A. held by it and as a result of the additional subscription commitment assumed

- Other investors subscribed to a total of 103,770 shares.

3. On June 8, 2000, the Stockholders' Meeting of Terra Networks, S.A. approved a capital increase in order to acquire the U.S. company Lycos Virginia, Inc. through a share exchange whereby Terra Networks, S.A. would acquire all the shares of Lycos Virginia, Inc. (successor of Lycos, Inc.), and the stockholders of Lycos Virginia, Inc. would receive shares of Terra Networks, S.A. in a ratio of 2.15 Terra Networks, S.A. shares for each share of Lycos Virginia, Inc. Capital was increased by €604,064,000 through the issuance of 302,031,974 shares of €2 par value each with additional paid-in capital of €9 per share. The effective total amount of the capital increase (par value plus additional paid-in capital) was €3,322,351,000.

   Of the 302,031,974 shares issued, 62,540,249 correspond to Citibank, NA, which subscribed to them as the agent bank in the Stock Option Plan for Lycos employees.

   Also, on October 27, 2000, Terra Networks, S.A. and Citibank NA (the custodian of the options) entered into a contract to regulate all matters relating to the new stock option plan on Terra Networks, S.A. shares. Under this contract, the Agent Bank granted Terra Networks, S.A. an option to take possession of the shares of Terra Networks, S.A. held by the Agent Bank, at the price of €11 per share, for their subsequent delivery to the beneficiaries of the new plan once the latter exercise their options. If after the option exercise period has expired certain options have not been exercised, Terra Networks, S.A. will have to acquire the excess shares and retire them. Accordingly, the shares issued by Terra Networks, S.A. on which the related purchase options are not exercised will be retired with the concomitant effect on the financial statements due to the reduction of its capital stock and additional paid-in capital.

   In 2001 the employees of Lycos, Inc. exercised 3,753,568 options on Terra Networks, S.A. shares.

The aforementioned capital increases are summarized in the following table:

Transaction	Shares: Issued	Shares: Cumulative Total	Issue Price (Euros/Share)	Thousands of Euros: Capital Stock	Thousands of Euros: Additional Paid-in Capital
Situation at December 31, 1999		280,000,000		560,000	754,625
IDT capital increase	3,750,000	283,750,000	11	7,500	33,750
Capital increase	35,483,871	319,233,871	62	70,968	2,129,032
Capital increase through share exchange with Lycos Virginia, Inc.	302,031,974	621,265,845	11	604,064	2,718,287
Situation at December 31, 2000		**621,265,845**		**1,242,532**	**5,635,694**

b) Legal reserve-

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount.

Except as mentioned above, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose. Since the Company has incurred losses to date, no appropriation was made to the legal reserve as of December 31, 2001.

(10) TAX MATTERS

Corporate income tax is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

Under current tax legislation, and following the modifications introduced by Law 24/2001 on Tax, Administrative, Labor and Social Security Measures, the tax loss of a given year can be carried forward for offset against the taxable income of the fifteen years following that in which income was first reported. The Company recorded an account receivable of €599,878,000 in recognition of the tax assets generated in 1999, 2000 and 2001 for the tax losses incurred in these years. This amount was recorded as a period revenue under the "Corporate Income Tax" caption.

The detail of the tax loss carryforwards as of December 31, 2001, is as follows:

Thousands of Euros	Tax Losses
1999	94,185
2001	534,072
2001	1,010,025
Total	**1,638,282**

The reconciliation as of December 31, 2001, of the loss for the year to the tax base, and the final reconciliation of the loss for the year and the tax base for 2000 following the presentation of the tax settlement return are as follows:

Thousands of Euros	2001	2001
Loss for the year	1,184,569	731,252
Permanent differences	(149,238)	(63,533)
Timing differences	(25,306)	(133,647)
Tax base	**1,010,025**	**534,072**

Terra Networks S.A.'s current business plan envisages the obtainment of sufficient taxable income to enable the aforementioned account receivable to be offset.

The detail of the "Tax Receivables" and "Accrued Taxes Payable" accounts in the accompanying balance sheet as of December 31, 2001, is as follows:

	Thousands of Euros	
	Long Term	Short Term
Tax receivables:		
Withholdings on income from movable capital	-	21,793
Prepaid income taxes	55,839	-
Offset of losses	544,039	-
VAT refundable by the Spanish Treasury		1,992
Total	**599,878**	**23,785**
Accrued taxes payable:		
Accrued social security taxes	-	401
Other accrued taxes payable	-	38
Total	-	**439**

Prepaid income tax of €55,839,000 relating to timing differences arose as a result of the difference between the accounting and tax method. These differences are due basically to the portfolio provision recorded in order to reflect in the individual financial statements the same amortization of goodwill as that recorded in the consolidated financial statements.

The Company has 1999, 2000 and 2001 open for review by the tax inspection authorities for all the taxes applicable to it. Company directors do not expect any additional material liabilities to arise for the Company in the event of a tax audit of the open years.

(11) GROUP COMPANIES

The detail of the balances arising from transactions with Group companies as of December 31, 2001, is as follows:

	Thousands of Euros			
	Long-Term Financial Investments	Short-Term Financial Investments	Receivable from Group Companies	Payable to Group Companies
Telefonía y Finanzas, S.A. (Telfisa)	-	1,581,645	-	-
Terra Networks Perú, S.A.	1,796	1,459	2,399	399
Terra Networks Brasil, S.A.	5,611	3,367	13,992	4,368
Terra Networks Guatemala, S.A.	-	-	674	287
A tu Hora, S.A.	-	-	-	2,910
Terra Lycos Intangibles, S.A.	-	-	348	13,536
Terra Networks Colombia, S.A.	-	-	743	525
Terra Networks México, S.A. de C.V.	-	-	12,148	3,041
Terra Networks Colombia Holding, S.A.	-	-	1,304	
Terra Networks Uruguay, S.A.	-	-	292	231
Ordenamiento de Links Especializados, S.L.	-	6,102	304	2,276
Terra Networks España, S.A.	273,528	19,950	39,228	17,283
Terra Global Management, Inc.	-	-	-	2,013
Terra Mobile, S.A.	-	6,201	-	-
Lycos, Inc.	-	-	2,978	21,309
Terra Networks Chile S.A.	-	-	3,300	760
Terra Networks Operations S.A.	-	-	6,381	12,332
Ifigenia Plus, S.L.	1,166	1,927	275	-
Terra Networks USA, LLC.	-	-	5,123	597
Terra Networks Argentina S.A.	7,294	-	3,745	2,092
Terra Networks Caribe, S.A.	-	-	55	186
Terra Networks LATAM, S.A	-	-	705	3,199
Bumeran Participaciones, S.L.	-	-	58	-
Maptel Networks, S.A.	601	-	-	-
Rumbo, S.A.	400	-	-	74
One Travel.com, Inc	7,731	-	-	-
Other Group and associated companies	-	-	4,388	6,513
Total	**298,127**	**1,620,651**	**98,440**	**93,931**

The "Long-Term Financial Investments" and "Short-Term Financial Investments" captions include the loans and credits granted at long and short term, respectively, to subsidiaries, the main features of which are as follows:

Company	Currency	Principal	Maturity	Interest Rate	Equivalent Value in Millions of Pesetas
Long term:					
Terra Networks España, S.A.	Euros	213,426,464	01/17/03	0%	213,426
Terra Networks España, S.A.	Euros	12,020,242	04/11/03	0%	12,021
Terra Networks España, S.A.	Euros	48,080,968	05/14/03	0%	48,081
Ifigenia Plus, S.L.	Euros	1,165,963	05/19/03	0%	1,166
T.N. Perú, S.A.	U.S. dollars	1,600,000	05/20/03	0%	1,796
T.N. Argentina, S.A.	U.S. dollars	6,500,000	06/19/03	0%	7,294
T.N. Brasil, S.A.	U.S. dollars	5,000,000	05/20/02	0%	5,611
Maptel Networks, S.A.	Euros	601,012	02/14/03	0%	601
Rumbo, S.A.	Euros	400,000	12/13/06	0%	400
One Travel.com, Inc.	U.S. dollars	6,553,000	12/15/04	10.5%	7,354
Accrued interest receivable					377
Total long-term loans to Group and associated companies					**298,127**
Short term:					
Telfisa	Euros	1,581,516,035	N/A	3.5225%	1,581,516
T.N.España, S.A.	Euros	10,499,327	06/27/02	0%	10,499
Olé, S.A.	Euros	6,102,034	02/01/02	0%	6,010
Ifigenia Plus, S.L.	Euros	1,927,578	12/18/02	0%	1,928
Terra Mobile	Euros	5,457,730	01/01/02	13.315%	5,458
T.N. Peru, S.A.	U.S. dollars	1,300,000	12/11/02	0%	1,457
T.N. Brasil, S.A.	U.S. dollars	3,000,000	06/13/03	0%	3,367
Accrued interest					10,416
Total short-term loans to Group and associated companies					**1,620,651**

The loans and credits granted to Spanish companies are participating loans and do not bear interest until such time as these companies generate income.

The balances with Telfisa relate to the Company's current account at that company, which earns interest at market rates.

The financial revenues earned in the year on the aforementioned loans and credits amounted to €87,841,000.

(12) PERSONNEL EXPENSES

The detail of the "Personnel Expenses" caption as of December 31, 2001, is as follows:

	Thousands of Euros
Wages and salaries	18,984
Social security costs	1,579
Contributions to pension plans	167
Other employee welfare expenses	946
Total	**21,676**

The average number of employees, by category, in the period ended December 31, 2001, was as follows:

Category	Average Number of Employees
Senior Vice Presidents	9
Vice Presidents	11
Directors	25
Managers	36
Graduates	79
Clerical staff	43
Total	**203**

(13) EXTRAORDINARY EXPENSES AND LOSSES

The detail of the extraordinary expenses and losses as of December 31, 2001 and 2000, is as follows:

	Thousands of Euros
Provision for contingencies	21,000
Forgiveness of Group company interest	13,048
Indemnity payments	5,624
Other	1,035
Total	**40,707**

The 2001 statement of operations includes €5,624,000 relating to indemnity payments to directors, senior executives and labor force reduction plans.

(14) DIRECTORS' COMPENSATION AND OTHER BENEFITS

In the period ended December 31, 2001, the compensation and other benefits paid to the Board members amounted to €2,170,000, and this amount was recorded in the accompanying statement of operations.

The options on Terra Networks, S.A. shares assigned to certain Board members as well as other commitments thereto are detailed in Note 15.

As of December 31, 2001, there were no other commitments to the directors.

(15) COMMITMENTS

a) Terra Networks, S.A. Stock Option Plan-

The Terra Networks, S.A. Stock Option Plan was approved by the Stockholders' Meeting on October 1, 1999, and implemented by Board of Directors' resolutions adopted on October 18, 1999, and December 1, 1999.

The Plan provides for, through the exercise of the stock options by their holders, the ownership by the employees and executives of the Terra Group companies of a portion of the capital of Terra Networks, S.A. up to a maximum of 14,000,000 shares.

On October 5, 1999, Banco Zaragozano, S.A., Caja de Ahorros y Pensiones de Barcelona and Terra Networks, S.A. entered into a contract under which these entities granted to Terra Networks, S.A. an irrevocable purchase option on 14,000,000 issued shares, which may be exercised at any time prior to April 30, 2004, to cover the Stock Option Plan approved.

The approval and implementation of this compensation system were notified to the Spanish National Securities Market Commission (CNMV) and were made public through the complete information memorandum verified and registered in the CNMV Official Register on October 29, 1999, and in the Prospectus presented to the Securities and Exchange Commission (SEC) in the U.S.

On December 1, 1999 and June 8, 2000, the Board of Directors, pursuant to the powers granted to it by the Stockholders' Meeting, implemented the First Phase of the Plan by granting options to employees of the Group. The main features of these options are as follows:

1. Each of the stock options under the Plan entitles the holder to acquire one share of Terra Networks, S.A. at an exercise price of €11.81 per share.

2. Duration of four years and three months, and the options may be exercised at a rate of one-third of those granted each year from the second year onwards.

3. The exercise of the options is conditional upon the beneficiary remaining a Terra Group employee.

In 2001 the Board of Directors implemented the Second Phase of the Terra Networks, S.A. Stock Option Plan, which was approved pursuant to a resolution adopted by the Stockholders' Meeting held on June 8, 2000, and launched pursuant to a resolution adopted by the Board of Directors on December 22, 2000, at the recommendation of the Appointments and Compensation Committee following a proposal by the Chairman, through the assignment of options to executives and employees who were already beneficiaries of the Stock Option Plan, in addition to the assignment of options to new employees who had joined the Group.

The main features established by the Board of Directors for this assignment were as follows:

1. Each of the stock options under the Plan entitles the holder to acquire one share of Terra Networks, S.A. at an exercise price of €19.78 per share.

2. The duration of the Plan was modified by a resolution adopted by the Stockholders' Meeting on June 8, 2000, and was set at six years with a two-year grace period. The options can be exercised at a rate of one-quarter of those granted each year from the third year through the sixth year.

3. The exercise of the options is conditional upon the beneficiary remaining a Terra Group employee.

4. Options were granted to senior executives, one director and four general managers and persons of a similar category, and this was duly notified to the CNMV on December 29, 2000.

On February 21, 2001, the Board of Directors resolved to modify the resolution adopted on December 22, 2000, in respect of the duration and method of accrual of the stock options. Accordingly, the period set for the exercise of the options assigned was set at five years, and the options may be exercised at a rate of one-quarter each year from the end of the first year.

In 2001, at the recommendation of the Appointments and Compensation Committee, the Board of Directors approved, each quarter (specifically at its meetings on May 10, July 25 and November 6) the assignment of options to new Company employees, and set the exercise price at the market price of the shares during the related quarter and with the same terms and conditions as regards exercise period and duration as those envisaged for the Second Phase of the Plan.

On June 7, 2001, the Stockholders' Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the Stock Option Plan which was ratified and approved by the Stockholders' Meeting on June 8, 2000, as regards the extension of the Stock Option Plan to executives and directors, and extended the option exercise period to ten years from that in which they were granted, stipulating that a portion of the options could be exercised each year during this period. As of the date of preparation of these financial statements, the Board of Directors had not implemented the extension of the duration of the options.

As of December 31, 2001, options on 9,600,246 shares had been assigned to Group employees, executives and directors, of which 2,311,863 relate to the First Phase of the Plan and the remainder to the Second Phase. The average stock option exercise price is €11.45.

As of December 31, 2001, the Group's executives and directors held 1,924,215 stock options under the Terra Networks, S.A. Stock Option Plan, the average price of which is €16.50.

b) Terra Networks, S.A. Stock Option Plan resulting of the acquisition of the Stock Option Plans of Lycos, Inc.-

Under the agreements entered into with Lycos, Inc., it was agreed to exchange options on the shares of Lycos, Inc. for options on the shares of Terra Networks, S.A. On June 8, 2000, the Stockholders' Meeting of Terra Networks, S.A. resolved to acquire the Stock Option Plans of Lycos, Inc., provided that the two companies merged.

On October 25, 2000, the Board of Directors of Terra Networks, S.A. approved (i) the exchange of options on Lycos, Inc. shares existing prior to the conclusion of the transaction for options on Terra Networks, S.A. shares; (ii) the transfer to Citibank NA (Agent Bank) of all the options on Lycos, Inc. shares for their early exercise; and (iii) the entering into of a contract between Terra Networks, S.A. and the Agent Bank in connection with the new Terra Networks, S.A. Stock Option Plan.

As a result of the exercise of the options on Lycos, Inc. shares by the Agent Bank, the latter subscribed to 29,088,488 shares of Lycos, Inc. which, pursuant to the resolutions adopted by the Stockholders' Meeting of Lycos Inc. on October 27, 2000, were converted into 29,088,488 shares of Lycos Virginia, Inc. and contributed in the exchange, together with the other shares of Lycos Virginia, Inc.

As a result of the exchange of Lycos, Inc. stock options for Terra Networks, S.A. stock options, the employees, executives and directors of Lycos Virginia, Inc. received purchase options on 62,540,249 shares of Terra Networks, S.A. owned by the Agent Bank.

On June 7, 2001, the Stockholders' Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the Stock Option Plan which was ratified and approved by the Stockholders' Meeting on June 8, 2000, as regards the obligations arising from the assumption of the Lycos Virginia, Inc. stock options by Terra Networks, S.A., following the exchange of shares between the latter and Lycos Virginia, Inc., which may be covered with Terra Networks, S.A. shares held by Citibank, NA, as a result of the exchange of Lycos Virginia, Inc. shares, held by Citibank, NA to cover the stock options of the employees and executives of Lycos Virginia, Inc.

As of December 31, 2001, the employees, executives and directors of Lycos Virginia, Inc. had exercised 14,110,082, and 35,324,581 options had been committed at an average exercise price of US$ 18.50.

As of that date, the executives and directors held stock option rights, derived from the Lycos, Inc. Stock Option Plans set up prior to the acquisition of Lycos, Inc. by Terra Networks, S.A., on 10,692,652 Terra Networks, S.A. shares owned by the Agent Bank, the average exercise price of which is US$ 18.62.

As of December 31, 2001, the Board members, who have or have had an executive position in the company, held 8,717,026 stock options under the Terra Networks, S.A. and Lycos, Inc. Stock Option Plans, the average price of which is €21.70.

c) Litigation in progress -

<u>Collective lawsuits filed by stockholders of Terra.</u>

Terra Networks, S.A. has been ordered to appear as the defendant in five lawsuits filed in the U.S. involving Terra Networks, S.A. and certain of its directors and executives who worked for the Company during the period of time that the Initial Public Offering was launched in the U.S. in 1999.

The five lawsuits filed against Terra are part of the more than one thousand complaints filed in the U.S. in 2001 and 2000 in connection with approximately three hundred IPOs. These complaints, challenging the awards made in the IPOs, allege, principally, that the security placement institutions assigned shares to privileged customers in these IPOs, which had awakened great interest in the potential investors and for which the closing price on the first day was expected to be high. These complaints allege that in exchange for assigning shares to these customers, the customers agreed to buy shares on the secondary market at a predetermined price in order to maintain the market value of the shares artificially high, and that the placement institutions received from their customers inflated fees or remuneration of another kind that could be deemed to be unlawful or unauthorized or to contravene in any other way the rules of the SEC and NASD.

Since these allegations are made principally against the placement institutions, the parties are currently negotiating in order to have the proceedings brought against the issuers of the securities, including Terra Networks, S.A., and against the directors and executives named therein stayed until the issues between the plaintiffs and the placement institutions have been resolved by the courts. However, no agreement has yet been reached.

The issuer companies against which the complaints were filed, including Terra Networks, S.A., have not yet had to answer the complaints. The U.S. law firm defending Terra Networks, S.A. and the directors and executives against whom the complaints were filed considers that Terra Networks, S.A. has sound grounds for applying to have the complaints dismissed.

The law firm defending Terra Networks, S.A. considers that Terra Networks, S.A. and the directors and executives against whom the complaints were filed have sound grounds against the complaints, and has been instructed to conduct a robust defense on behalf of Terra Networks, S.A. Based on the analysis of the complaints performed to date by the law firm, the firm considers that there are significant legal defects and weaknesses in the complaints that have been filed and that if the actions brought against Terra Networks, S.A. are not stayed, an application will be filed to have substantially all of them dismissed.

Terra Networks, S.A. is confident that the courts will not find against it and, if they do, it considers that the decisions should not have a material adverse effect on its financial position and results of operations.

Request for arbitration filed at the Madrid Civil and Commercial Arbitration Court

In the first quarter of 2001 Cierv Nueva, S.L. and its stockholders filed a request for arbitration against Terra Networks, S.A. at the Madrid Civil and Commercial Arbitration Court.

The objective of the claimants was for Terra Networks, S.A. to acquire from them all the shares (2,157) they owned of Corporación Real Time Team, S.L. (CRTT, S.L.), of which they were the majority stockholders.

At the end of 2001 the Madrid Civil and Commercial Arbitration Court issued an Arbitral Award whereby, in principle, Terra Networks, S.A. is obliged to acquire the aforementioned shares from the claimants, although for a price (approximately €21,000,000) significantly lower (more than 50%) than that asked for by the claimants.

The lawyers of Terra Networks, S.A. have prepared a general appeal to set aside the Arbitral Award on the ground of absence of procedural due process, which makes it possible to be reasonably optimistic that a result improving on the current situation will be achieved. This appeal will be heard by the Madrid Provincial Appellate Court.

Notwithstanding the foregoing, Terra Networks, S.A. intends to take such legal actions as it considers appropriate to defend its assets and, ultimately, the interests of its stockholders.

Complaint filed by IDT

On January 31, 2001, International Discount Telecommunications Corporation (IDT) filed a lawsuit at the New Jersey Courts in the U.S. against Terra Networks, S.A., Telefónica, S.A., Terra Networks, USA, Inc. and Lycos, Inc.

In April 2001 Terra and IDT had entered into an agreement to terminate a joint venture agreement.

In this complaint, IDT claims mainly the following in relation to Terra Networks, S.A.: (i) alleged failure to comply with the obligations assumed under the termination agreement whereby IDT acquired a given number of shares; (ii) alleged concealment from IDT of the negotiations relating to the acquisition of Lycos during the negotiation of the termination agreement; and (iii) alleged breach of the joint venture agreement.

At present, the amount of the complaint cannot be determined. The law firm defending Terra Networks, S.A. has applied to have substantially all the charges contained in the complaint dismissed, but a decision has not yet been handed down in this connection. The firm considers that Terra has a solid defense and that there is a reasonable probability that the application for dismissal will be successful, at least in respect of certain of the claims made by IDT.

Terra Networks, S.A. is confident that the courts will not find against it and, if they do, it considers that the decisions should not have a material adverse effect on its financial position and results of operations.

(16) EVENTS SUBSEQUENT TO YEAR-END

As of the date of preparation of these financial statements, pursuant to the resolutions adopted by the Stockholders' Meeting on June 7, 2001, the Company acquired 13,105,586 shares of treasury stock from Citibank, NA. The Board of Directors will propose to the Stockholders' Meeting that these shares, which were deposited at Citibank, NA and cover purchase option rights under the stock option plan for Lycos, Inc. employees that have been cancelled, be retired.

(17) STATEMENTS OF CHANGES IN FINANCIAL POSITION

APPLICATION OF FUNDS	Thousands of Euros 2001	Thousands of Euros 2000	SOURCE OF FUNDS	Thousands of Euros 2001	Thousands of Euros 2000
Start-up expenses	401	38,236	Funds obtained from operations	68,556	202,481
Fixed asset additions:			*Capital increases*	-	5,563,599
*Intangible assets	8,950	63,214	Fixed asset disposals:		
*Property and equipment	4,220	14,581	*Intangible assets	3,985	2,518
*Holdings in Group and associated companies	359,431	3,997,613	*Property and equipment	6,829	3,023
Deposits and guarantees	107	-	*Holdings in Group and associated companies	28	-
Loans to Group and associated companies	131,151	-	Loans to Group and associated companies	94,451	-
Transfer to long term of short-term loans	371,522		Transfer to short term of long-term loans	15,494	-
			Deferred revenues	357	29,438
TOTAL FUNDS APPLIED	**875,782**	**4,113,644**	**TOTAL FUNDS OBTAINED**	**189,700**	**5,801,059**
FUNDS OBTAINED IN EXCESS OF FUNDS APPLIED		**1,687,415**	**FUNDS APPLIED IN EXCESS OF FUNDS OBTAINED**	**686,082**	

VARIATION IN WORKING CAPITAL	Thousands of Euros Increase 2001	Increase 2000	Decrease 2001	Decrease 2000
Accounts receivable	51,167	46,254		
Tax receivables	8,471	9,388		
Short-term financial investments		1,712,181	720,844	
Cash		332	477	
Accrual accounts	309	1,004		
Current liabilities			24,708	81,744
TOTAL	**59,947**	**1,769,159**	**746,029**	**81,744**
VARIATION IN WORKING CAPITAL	**686,082**			**1,687,415**

The reconciliation of the loss for the year to the funds obtained from operations is as follows:

Thousands of Euros	2001
Loss for the year	(837,070)
Period amortization of intangible assets	46,348
Variation in long-term financial investment provisions	1,185,777
Variation in provisions for contingencies and expenses	20,999
Tax asset generated in the year	(347,498)
Funds applied in operations	**68,556**

(18) EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

Item 3

Terra Networks, S.A.
and Dependent Companies

Consolidated Financial Statements
for the Years Ended
December 31, 2000 and 2001
together with Auditors' Report

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

Auditors' Report

To the Stockholders of
Terra Networks, S.A.:

1. We have audited the consolidated financial statements of TERRA NETWORKS, S.A. AND DEPENDENT COMPANIES ("the Group") comprising the consolidated balance sheets as of December 31, 2001 and 2000 and the related consolidated statements of operations and notes to consolidated financial statements for the years then ended. The preparation of these consolidated financial statements is the responsibility of the Controlling Company's directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made. Our work did not include an examination of the 2000 and 2001 financial statements of Terra Networks España, S.A. (formerly Telefónica Servicios y Contenidos por la Red, S.A.) and Lycos Europe, N.V., which were wholly-owned and 29.55% owned, respectively, in 2001 and wholly-owned and 32.02% owned, respectively, in 2000, and whose assets, net sales and losses before taxes and minority interests represented 9.3%, 18.3% and 20%, respectively, in 2001 and 6.6%, 13.2% and 6.9%, respectively, in 2000, of the related consolidated figures. The financial statements of Terra Networks España, S.A. and Lycos Europe, N.V. referred to abovewere audited by other auditors (BDO Audiberia Auditores, S.L. and KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, respectively) and our opinion as expressed in this report on the consolidated financial statements of Terra Networks, S.A. is based, with respect to the ownership interests in Terra Networks España, S.A. and Lycos Europe, N.V., solely on the report of the aforementioned auditors.

2. As indicated in Note 1, the Group engages mainly in the development of various business lines through the use of the Internet. This development is still in the primary stages and evolving towards new models. In 2001 the Controlling Company carried out a study of the evolution of the investees' business plans. As a result of this study, €35 million were written down and the goodwill amortization period was adjusted to the new estimates of the revenues to be generated in the future based on the actual rate of maturation of the Terra Group and the industry in which it operates, in order to better match the expected revenues and expenses. In general, the new amortization period was increased, from July 1, 2001, to 10 years, except for the portion of goodwill which was assigned to a specific agreement with duration of five years (see Note 4-a).

The Group incurred losses through December 31, 2001, which will continue in the coming years, reducing its net worth. The new business plan drawn up by Company Management for the next five years envisages the obtainment of net income in 2005. In view of the nature of any business plan in this industry, which is based on future expectations, significant differences may arise between the projected and actual results. Management of Terra Networks, S.A. intends to update this plan each year and, in any case, whenever the evolution of the business so requires. The financial position as of December 31, 2001 amply covers the cash flow requirements envisaged in the aforementioned business plan for 2002. As indicated in Notes 4-l and 15, based on the results projected for the future, the Group recognized a long-term account receivable of €682,581,000 relating to prepaid income taxes and tax assets arising from tax losses incurred in 2001 and prior years.

3. In our opinion, based on our audit and on the report of the other auditors (BDO Audiberia and KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft), the consolidated financial statements referred to above present, in all material respects, a true and fair view of the net worth and financial position of Terra Networks, S.A. and Dependent Companies as of December 31, 2001 and 2000, and of the results of their operations and of the funds obtained and applied by them in the years then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a consistent basis.

4. The accompanying consolidated management report for 2001 contains the explanations which the directors of Terra Networks, S.A. consider appropriate about the Group's situation, the evolution of its business and other matters, but is not an integral part of the 2001 consolidated financial statements. We have checked that the accounting information in the management report is consistent with that contained in the consolidated financial statements for 2001. Our work as auditors was confined to checking the consolidated management report with the aforementioned scope, and did not include a review of any proforma or other information other than that drawn from the consolidated companies' accounting records.

ARTHUR ANDERSEN

Eduardo Sanz Hernández

February 25, 2002

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

TERRA NETWORKS, S.A. AND DEPENDENT COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

ASSETS	Thousands of Euros 12/31/01	Thousands of Euros 12/31/00
DUE FROM STOCKHOLDERS FOR UNCALLED CAPITAL (Note 4-a)	367,013	501,887
FIXED AND OTHER NONCURRENT ASSETS		
Start-up expenses (Note 7)	85,838	116,151
Intangible assets (Note 8)-	158,097	181,226
Research and development expenses	155	55,215
Intellectual property	26,209	18,433
Computer software	85,006	59,945
Intangible assets in progress	2,979	6,677
Other intangible assets	203,674	115,314
Provisions	(22)	(337)
Accumulated amortization	(159,904)	(74,021)
Property and equipment (Note 9)-	128,218	120,840
Land and structures	18,888	3,528
Technical installations and machinery	9,919	7,314
Computer hardware	154,325	119,902
Furniture	15,640	13,150
Advances and construction in progress	3,232	2,308
Other tangible fixed assets	7,377	12,183
Accumulated depreciation	(81,163)	(37,545)
Long-term financial investments-	1,125,515	641,862
Holdings in companies carried by the equity method (Note 6)	274,995	209,892
Other holdings (Note 10)	50,193	110,652
Receivable from Telefónica Group companies (Note 13)	1,496	1,496
Loans to associated companies (Note 14)	21,109	3,197
Other loans	390	132
Long-term deposits and guarantees	2,065	1,197
Tax receivables (Note 15)	683,260	325,093
Other long-term financial investments (Note 4-a)	138,942	22,935
Allowance for holdings in companies carried by the equity method (Note 6)	(5,644)	(5,322)
Portfolio provisions (Note 10)	(39,795)	(27,410)
Other financial provisions	(1,496)	0
Long-term treasury stock (Note 11)	2,187	2,078
Total fixed and other noncurrent assets	1,499,855	1,062,157
GOODWILL IN CONSOLIDATION (Notes 4-a and 5)	1,819,185	2,266,089
DEFERRED CHARGES	8,824	7,686
CURRENT ASSETS		
Inventories	2,334	2,111
Accounts receivable-	179,977	170,591
Customer receivables for sales and services	62,025	87,039
Receivable from Telefónica Group companies (Note 13)	44,407	18,703
Receivable from associated companies (Note 14)	2,667	3,774
Tax receivables (Note 15)	68,881	50,108
Other accounts receivable	1,997	10,967
Short-term financial investments-	2,189,388	2,586,461
Loans to Telefónica Group companies (Note 13)	1,591,598	1,804,455
Loans to associated companies (Note 14)	6,202	46,512
Other short-term financial investments (Note 4-h)	591,588	735,494
Cash	736	86,923
Accrual accounts	40,019	54,332
Total current assets	2,412,454	2,900,418
TOTAL ASSETS	6,107,331	6,738,237

STOCKHOLDERS' EQUITY AND LIABILITIES	Thousands of Euros 12/31/01	Thousands of Euros 12/31/00
STOCKHOLDERS' EQUITY (Note 11)		
Capital stock	1,242,532	1,242,532
Additional paid-in capital	5,635,694	5,635,694
Reserves of the Controlling Company:		
Unrestricted reserves	6	6
Reserves for treasury stock	2,187	2,078
Prior years' earnings	9,951	2,202
Reserves at companies consolidated by the global integration method	(604,043)	(82,137)
Reserves at companies carried by the equity method	(41,227)	(60)
Translation differences in consolidation	(122,010)	(118,267)
Loss for the year attributable to the Controlling Company	(566,298)	(555,215)
Total stockholders' equity	5,556,792	6,126,833
MINORITY INTERESTS (Note 12)	3,528	310
NEGATIVE GOODWILL IN CONSOLIDATION (Note 4-a)	12,903	15,392
DEFERRED REVENUES	4,724	2,551
PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 4-h)	30,581	27,869
LONG-TERM DEBT	16,088	13,971
LONG-TERM DEFERRED TAX LIABILITY (Note 15)	51,208	118,048
CURRENT LIABILITIES		
Payable to credit entities	0	1,178
Payable to Telefónica Group companies (Note 13)	138,559	49,337
Payable to associated companies (Note 14)	3,077	1,502
Trade accounts payable	172,345	241,219
Other nontrade payables:		
Accrued taxes payable (Note 15)	6,627	10,707
Other nontrade payables	53,411	64,707
Accrual accounts	57,488	64,613
Total current liabilities	431,507	433,263
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	6,107,331	6,738,237

The accompanying Notes 1 to 21 are an integral part of these consolidated balance sheets.

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

TERRA NETWORKS, S.A. AND DEPENDENT COMPANIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

DEBIT	Thousands of Euros 2001	Thousands of Euros 2000	CREDIT	Thousands of Euros 2001	Thousands of Euros 2000
EXPENSES:			REVENUES:		
Decrease in inventories	2,441	745	Net sales:		
Purchases:			Net sales to Telefónica Group companies (Note 16)	28,030	26,282
Purchases from Telefónica Group companies (Note 16)	99,749	27,202	Net sales and services to associated companies	1,445	409
Purchases from associated companies	-	6	Net sales and services (Note 16)	660,480	277,301
Other purchases	55,288	49,205	Capitalized expenses of Group work on fixed assets	2,488	968
Work performed by Telefónica Group companies (Note 16)	66,704	49,535	Other operating revenues from Telefónica Group companies (Note 16)	494	1,052
Work performed by other companies	127,857	66,933	Other operating revenues	575	1,517
Personnel expenses (Note 16)	204,969	116,868		693,512	307,529
Period depreciation and amortization	157,426	83,513			
Variation in operating provisions	22,887	13,727			
Other operating expenses:					
Outside services provided by Telefónica Group companies (Note 16)	25,023	11,347			
Outside services provided by associated companies (Note 16)	58	18			
Outside services and other operating expenses (Note 16)	348,554	331,189			
	1,110,956	750,288			
Operating income	-	-	**Operating loss**	417,444	442,759
			Revenues from shareholdings in and loans to Telefónica Group companies (Note 16)	70,366	37,173
			Revenues from shareholdings in and loans to associated companies	8,576	228
Financial expenses on debts	10,480	6,581	Financial revenues from shareholdings and loans	57,384	14,346
Exchange losses	13,152	44,331	Exchange gains	14,009	30,970
Other financial and similar expenses	7,257	494	Other financial and similar revenues	6,816	4,176
Financial income	126,262	35,487	**Financial loss**	-	-
Share in losses of companies carried by the equity method (Note 6)	181,732	54,721			
Amortization of goodwill in consolidation (Note 5)	386,332	253,484	Reversal of negative goodwill in consolidation	2,825	-
Income from ordinary activities	-	-	**Loss on ordinary activities**	856,421	715,477
Extraordinary expenses and losses (Note 16)	77,696	92,405	Other extraordinary revenues	2,849	3,834
Extraordinary income	-	-	**Extraordinary loss**	74,847	88,571
Income before taxes and minority interests	-	-	**Loss before taxes and minority interests**	931,268	804,048
			Corporate income tax (Note 15)	363,350	248,142
			Loss attributed to minority interests (Note 12)	1,620	691
Net income for the year	-	-	**Loss for the year**	566,298	555,215

The accompanying Notes 1 to 21 are an integral part of these consolidated statements of operations.

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

TERRA NETWORKS, S.A.

AND DEPENDENT COMPANIES

NOTES TO 2001 AND 2000 CONSOLIDATED FINANCIAL STATEMENTS

(1) DESCRIPTION OF THE TERRA NETWORKS GROUP

Terra Networks, S.A. ("the Controlling Company") was incorporated for an indefinite period of time in Madrid on December 4, 1998, under its original name of Telefónica Comunicaciones Interactivas, S.A. The Controlling Company changed its corporate name to Telefónica Interactiva, S.A. on February 17, 1999, and to Terra Networks, S.A. on September 7, 1999.

Its registered office is at Calle Nicaragua, 54, Barcelona.

Its corporate purpose is the provision and operation of Spanish and international telecommunications services, the provision of related content production services for on-line access, interactive services, and the provision and operation of current and future information and communications services and technologies, subject in all cases to the applicable legislation and to the prior obtainment, where necessary, of such administrative authorizations or licenses as might be required. The Controlling Company may also engage in the design, development, manufacture and marketing of supplementary equipment and systems for the functioning of said communications and in the provision of services relating to project coordination and management and to the installation, maintenance, operation, management, administration and marketing of, and counseling on, communications systems.

All the business activities composing the corporate purpose may be carried on in Spain and abroad, and the Controlling Company may perform them directly or through interests in the business activities of other companies with a similar corporate purpose, either by promoting the foundation or formation of such companies or by acquiring holdings in their capital.

In order to carry on its business activities, Terra Networks, S.A. has incorporated subsidiaries in most of the countries in which it provides its services. Specifically, as of December 31, 2001, the Group was providing services through direct or indirect holdings in Spain, France, Italy, Germany, the U.K., the Netherlands, Austria, Switzerland, Denmark, Norway, Sweden, Finland, Mexico, Brazil, the U.S., Guatemala,

Argentina, Peru, Chile, Colombia, Venezuela, El Salvador, Uruguay, Costa Rica, Honduras, Nicaragua, Panama, Japan, Korea, China, Singapore, Taiwan, the Philippines, Malaysia, India and Canada (see Note 2-d). The holdings in France, Italy, Germany, the U.K., the Netherlands, Austria, Switzerland, Denmark, Norway, Sweden, Finland, Japan, Korea, China, Singapore, Taiwan, the Philippines, Malaysia, India and Canada arose as a result of the merger with Lycos, Inc. (formerly Lycos Virginia, Inc.), which was approved by the Board of Directors of Terra Networks, S.A. on May 16, 2000, and is described below.

On May 16, 2000, Lycos, Inc., Terra Networks, S.A., Telefónica, S.A. and the German company Bertelsmann, AG entered into an agreement in relation to a strategic alliance at world level for the joint performance of the e-commerce business which established, between these four companies, the cooperation and management criteria relating to content and joint marketing campaigns (see Note 4-a).

Terra Networks, S.A. is listed on the Spanish (New Market) and New York (NASDAQ) Stock Exchanges. As of December 31, 2001 and 2000, its stockholders were as follows:

Stockholder	Percentage of Ownership	
	12/31/01	12/31/00
Telefónica, S.A.	37.03	36.27
Citibank, NA	7.80	8.40
Other stockholders	55.17	55.33
Total	**100.00**	**100.00**

The purpose of the holdings of Citibank, NA and of the minority holdings of Banco Zaragozano and Caja de Ahorros y Pensiones de Barcelona (Caixa) is to enable the finance entities acting as agents in the Stock Option Plan for Terra Networks, S.A.'s employees (see Notes 11, 18-a and 18-b) to have ownership interests in the capital stock of Terra Networks, S.A.

(2) BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) True and fair view-

The accompanying consolidated financial statements, which were prepared by the Controlling Company's directors from the accounting records of Terra Networks, S.A. and its dependent companies, are presented in accordance with the Spanish National Chart of Accounts and Royal Decree 1815/1991 and, accordingly, give a true and fair view of the net worth, financial position and results of operations of the Controlling Company and its dependent companies. The financial statements of the dependent companies were prepared by each company's directors in accordance with Spanish accounting principles and standards and with the applicable legislation in the countries in which these companies are located.

The 2001 consolidated financial statements will be submitted for approval by the Controlling Company's Stockholders' Meeting, and it is considered that they will be approved without any changes.

The consolidated financial statements for 2000 were approved by the Stockholders' Meeting of Terra Networks, S.A. on June 7, 2001.

The figures in the accompanying consolidated balance sheets, consolidated statements of operations and notes to consolidated financial statements are expressed in thousands of euros unless otherwise stated.

b) Consolidation principles-

The companies over which effective control is exercised by virtue of ownership of a majority of the voting rights in their representation and decision-making bodies were consolidated by the global integration method; those in which there is significant influence but not ownership of a majority of the voting rights or joint management with third parties are carried by the equity method.

As of December 31, 2001, all the dependent companies (see Note 2-d) were consolidated by the global integration method, except for Red Universal de Marketing y Bookings Online, S.A., A tu hora, S.A., Corporación Real Time Team, S.L., Uno-e Bank, S.A., Azeler Automoción, S.A., OneTravel.com, Inc., Terra Mobile, S.A., Emplaza, S.A. and the associated companies of Lycos, Inc. (Lycos Japan K.K., Lycos Asia Limited, Lycos Korea, Inc., Lycos Europe N.V., Simpatico Lycos, Inc., Lycos Ventures LP, Fast Search & Transfer ASA and Autobytel, Inc.), which are carried by the equity method.

As of December 31, 2000, all the companies were consolidated by the global integration method, except for Red Universal de Marketing y Bookings Online, S.A. and A tu hora, S.A., which were consolidated by the proportional integration method. Corporación Real Time Team, S.L., OneTravel.com, Inc., Aremate.com, Inc., Terra Mobile, S.A. and the associated companies of Lycos, Inc. (Lycos Japan K.K., Lycos Asia Limited, Lycos Korea, Inc., Lycos Europe N.V., Simpatico Lycos, Inc. and Lycos Ventures LP) were carried by the equity method.

The effect of the change in the method used to consolidate Red Universal de Marketing y Bookings Online, S.A. and A tu hora, S.A. in 2001 with respect to that applied in 2000 is not material.

Also, the Terra Group has holdings of 50% or less in other companies that were not consolidated, the effect of which on the consolidated financial statements was not material. These holdings are recorded under the "Other Holdings" caption in the consolidated balance sheet (see Note 10).

All material accounts and transactions between the consolidated companies were eliminated in consolidation.

The equity of the minority stockholders in the net worth and results of the dependent companies consolidated by the global integration method is recorded under the "Minority Interests" caption on the liability side of the consolidated balance sheet and the "Loss Attributed to Minority Interests" caption in the consolidated statement of operations, respectively.

The result of carrying the holdings in associated companies in the consolidated balance sheet by the equity method is reflected under the "Holdings in Companies Carried by the Equity Method" caption on the asset side of the consolidated balance sheet and the "Share in Losses of Companies Carried by the Equity Method" caption in the consolidated statement of operations, respectively.

In accordance with standard practice in Spain, the accompanying consolidated financial statements do not include the tax effect, if any, of transferring the reserves of the consolidated companies to the Controlling Company's accounts, since it is considered that these reserves will be used as self-financing resources by the respective consolidated companies.

c) Comparative information-

The 2000 consolidated financial statements were prepared in pesetas. However, in order to facilitate their comparison with the 2001 consolidated financial statements, the figures in the consolidated balance sheet as of December 31, 2000, and in the consolidated statement of operations for the year then ended were translated to euros, applying for this purpose the exchange rate established by Article 2 of Law 46/1998 on the introduction of the euro, and taking into account the related rounding off.

As a general rule, and pursuant to current accounting legislation, the Controlling Company amortizes goodwill systematically over the period in which it will contribute to the obtainment of revenues.

In 2000 the goodwill was being amortized on a straight-line basis over five years. In order to adapt the amortization period to the revenue generation estimates made on the basis of the new economic situation and the rate of maturation of the industry, and to thus achieve a better matching of expenses and revenues, from July 1, 2001 onwards, the goodwill not assigned to specific assets started to be amortized over ten years, and the remaining useful lives as of June 30, 2001, were extended by five years.

d) Scope of consolidation-

The consolidated Group companies and information thereon are described in Exhibit I.

The main acquisitions and incorporations of companies in 2001 and 2000 were as follows (in chronological order):

Dependent companies

Terra Networks USA, Llc. (formerly Terra Networks USA, Inc.)-

On May 27, 1999, Terra Networks, S.A. incorporated the portfolio company Terra Networks USA, Llc. (formerly Terra Networks USA, Inc.). On October 5, 1999, the latter and International Discount Telecommunications Corporation (IDT) entered into a joint venture contract to provide Internet access and portal services for the Spanish-speaking market in the U.S.

Under this joint venture contract, on October 5, 1999, Terra Networks USA, Llc. and IDT formed the Internet service provider Terra Networks Access Services USA Llc. (owned 51% and 49%, respectively). On that same date, Terra Networks USA, Llc. and IDT formed Terra Networks Interactive Services USA, Llc. (owned 90% and 10%, respectively) to engage in portal business activities.

On May 1, 2000, Terra Networks, S.A. and IDT entered into an agreement allowing IDT to exchange early its holdings in the above-mentioned companies for shares of Terra Networks, S.A. This share exchange transaction was performed in July 2000 through the delivery of shares of Terra Networks, S.A. (see Note 11).

In February 2000 Terra Networks USA, Llc. acquired for US$ 45 million a minority interest in Aremate.com, Inc.

In December 2001, the holding in Terra Networks USA, Llc. was contributed by Terra Networks, S.A. to Lycos, Inc. for its net book value.

Terra Networks Brasil, S.A.-

Telefónica Interactiva Brasil, Ltda ("TIB"), in which Terra Networks, S.A. has a 99.99% holding, owns all the shares of Terra Networks Brasil, S.A. ("T.N. Brasil").

Control over T.N. Brasil was obtained in various stages in 1999. Subsequently, on January 6, 2000, January 31, 2000, and February 11, 2000, three capital increases were carried out at T.N. Brasil, all of which were subscribed and paid in full by TIB, thereby increasing the latter's ownership interest in T.N. Brasil to 99.55%.

On September 28, 2000, the remaining 0.45% holding was acquired in compliance with a previous purchase commitment whereby Terra Networks S.A. acquired from Taetel, S.L. all the shares of Segovia Participações Ltda (Segovia, a wholly-owned investee of Taetel, S.L.) for €77.8 million. Accordingly, Terra Networks, S.A. owns all the shares of T.N. Brasil. As a result of the corporate restructuring carried out in December 2000, TIB absorbed Segovia.

In 2001 capital was increased by a total amount of US$ 128 million at T.N. Brasil through the conversion of accounts payable to Terra Networks, S.A. into equity. Also, in 2001, TIB's capital was increased by a total of US$ 38 million through the conversion of accounts payable to Terra Networks, S.A. into equity.

Terra Networks Brasil, S.A. has majority holdings in various Internet companies (see Exhibit I). It engages mainly in the provision of Internet access, the marketing of software developed by third parties, the provision of services related to access networks and the performance of business activities as an Internet portal.

Terra Networks Colombia Holding, S.A.-

This company was incorporated on March 30, 2000. Terra Networks, S.A. has a direct holding of 83.34% and a 16.66% indirect holding through Terra Networks España, S.A., Terra Lycos Intangibles, S.A., Terra Networks Perú, S.A. and Terra Networks Venezuela, S.A. Consequently, Terra Networks, S.A. owns, directly or indirectly, all the shares of this company.

In July 2000 Terra Networks Colombia Holding, S.A. acquired a 65% holding in LaCiudad.com, S.A. for US$ 20 million. The other stockholders of this company are Comercializadora Semana, S.A. (10.83%), Casa Editorial El Tiempo, S.A. (9.3%), Tempora, S.A. (8.2%), El Colombiano Ltda. y Cía, S.C.A. (4.9%), El País, S.A. (1.05%) and Inversiones PTT Ltda. (0.72%). In 2001 LaCiudad.com, S.A. changed its name to Terra Networks Colombia, S.A.

In 2001 Terra Networks Colombia Holding, S.A. carried out capital increases totaling US$ 3.3 million, which were subscribed in full by Terra Networks, S.A.

Ifigenia Plus, S.L.-

In June 2000 Terra Networks, S.A. entered into an agreement with the stockholders of Ifigenia Plus, S.L. whereby Terra Networks España, S.A. acquired all the shares of Ifigenia Plus, S.L. On June 16, 2000, Terra Networks España, S.A. acquired for €11,948,000 the shares (90% of the capital stock) not owned by it through that date from the previous stockholders. Ifigenia Plus, S.L. engages mainly in the development and distribution of cultural and educational content and applications.

Ifigenia Plus, S.L. owns all the shares of Educaterra, S.L., whose corporate purpose is to operate a portal targeted at the on-line education and training market.

Lycos, Inc. (formerly Lycos Virginia, Inc.)-

Lycos, Inc. is a U.S. company that was incorporated in June 1995 under the laws of the State of Delaware, U.S.A. On October 27, 2000, the stockholders of Lycos, Inc. approved the merger of Lycos, Inc. with its subsidiary Lycos Virginia, Inc., which succeeded Lycos, Inc. as the post-merger company.

On June 8, 2000, the Stockholders' Meeting of Terra Networks, S.A. resolved to increase capital in order to acquire the U.S. company Lycos, Inc. (formerly Lycos Virginia, Inc.) through a share exchange transaction whereby Terra Networks, S.A. acquired all the shares of Lycos, Inc. Accordingly, on October 27, 2000, Terra Networks, S.A. issued 302,031,974 shares of €2 par value each with additional paid-in capital of €9. The total amount of the capital increase was €3,322,351,000 (see Note 11). The method used to record the difference arising in first-time consolidation is described in Note 4-a.

In 2001 Lycos Virginia, Inc. changed its name to Lycos, Inc. Lycos, Inc. owns majority holdings in several Internet companies (see Exhibit I). It engages mainly in the provision of Internet portal services worldwide.

Associated companies

Red Universal de Marketing y Bookings Online, S.A.-

In July 1999 Terra Networks, S.A. entered into an agreement with Amadeus Global Travel Distribution, S.A. (an Iberia, Lufthansa and Air France investee engaged in the airline ticket booking business) to create a joint-venture company engaging in the electronic distribution over the Internet of booking services in the tourism and transport area.

In March 2000 Red Universal de Marketing y Bookings Online, S.A. (Rumbo) was incorporated with an initial capital stock of €1 million. Terra Networks, S.A. has a 50% holding in this company, whose business activity focuses on Spanish- and Portuguese-speaking countries. The two companies have undertaken not to invest in businesses similar to that of the aforementioned joint-venture company in the areas in which it will provide its services (Spain, Portugal and Latin America).

In July 2000 Rumbo increased capital by €7.5 million, with additional paid-in capital of €1.5 million, through a monetary contribution by its two stockholders.

In March 2001 Rumbo increased capital by €500,000, with additional paid-in capital of €4.5 million, through a monetary contribution by its two stockholders.

A Tu Hora, S.A.-

In April 2000 Terra Networks, S.A. entered into an agreement with TelePizza, S.A. to set up a joint venture to engage in the marketing, through communication networks such as the Internet or wireless telephony, of products such as books, videos, CDs, prepaid phonecards, entertainment products, etc., with distribution and delivery times ranging from 1 to 24 hours. In July 2000 Terra Networks, S.A. and Lubasto Holding, B.V., a wholly-owned subsidiary of TelePizza, S.A., incorporated A Tu Hora, S.A., in which they each have a 50% holding, with a capital stock of €2.6 million and initial stockholders' equity of €5.6 million.

In September 2001 A Tu Hora, S.A. increased capital by €4.6 million through a monetary contribution by its two stockholders.

Terra Mobile, S.A.-

On June 21, 2000, Terra Networks, S.A. and Telefónica Móviles, S.A. entered into a stockholders' agreement and incorporated Terra Mobile, S.A. with an initial capital stock of €601,120. This company's corporate purpose is the operation of content and services such as paging, scheduling, e-commerce and games through wireless access using WAP technology and any other technology that might be developed in the future.

In July 2000 Terra Mobile, S.A. announced the acquisition of the Finnish company Iobox Oy, owner of the Iobox portal, which engages in the provision of Internet services and applications for wireless telephones.

In December 2001 Terra Mobile, S.A. increased capital by €132 million through the conversion of loans from its two stockholders into capital. Subsequently, Terra Networks, S.A. sold to Telefónica Móviles, S.A. a portion of the holding in this company for its net book value, thereby reducing Terra Networks, S.A.'s ownership interest in Terra Mobile, S.A. from 49% to 20%.

OneTravel.com, Inc.-

In November 2000 Terra Networks, S.A. and Amadeus Global Travel Distribution, S.A. announced the acquisition of a majority holding in One Travel.com, Inc., one of the top ten U.S. websites specializing in travel. In December 2000, subsequent to approval by the Stockholders' Meeting of One Travel.com, Inc., Terra Networks, S.A. acquired a 27.73% holding for €15,957,000.

Uno-e Bank, S.A.-

Pursuant to the agreements entered into in February 2000 by Telefónica, S.A. and Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in August 2001 Terra Networks, S.A. acquired a 49% holding in Uno-e Bank, S.A. for a disbursement of €160,434,000.

The detail of the capital increases at foreign dependent Group companies in 2001 is as follows (amounts in thousands of U.S. dollars):

Company	Capital Increase through Conversion of Payables to Terra Networks, S.A. into Capital	Capital Increase through Monetary Contribution Subscribed in Full by Terra Networks, S.A.
T.N Guatemala, S.A.	6,772	2,000
T.N. Perú, S.A.	13,732	-
T.N. Argentina, S.A.	5,500	-
T.N. México Holding, S.A. de C.V.	140,760	75,000
Telefónica Interactiva Brasil, S.A.	38,007	-
Terra Networks Brasil, S.A.	127,979	-
T.N. Chile Holding Ltda.	-	8,500
T.N. Venezuela, S.A.	4,700	5,450
T.N. Colombia Holding S.A.	-	3,250
T.N. Uruguay, S.A.	2,072	-

The detail of the capital increases at foreign dependent Group companies in 2000 is as follows (amounts in thousands of U.S. dollars):

Company	Capital Increase through Conversion of Payables to Terra Networks, S.A. into Capital	Capital Increase through Monetary Contribution Subscribed in Full by Terra Networks, S.A.
T.N. Perú, S.A.	30,496	-
T.N. Argentina, S.A.	12,396	9,300
T.N. México Holding, S.A. de C.V.	32,641	-
T.N. Venezuela, S.A.	5,094	-
T.N. Colombia Holding S.A.	-	30,125
T.N. Uruguay, S.A.	2,573	-

(3) ALLOCATION OF LOSS

The Controlling Company's directors propose to allocate the Controlling Company's loss for 2001 in full to "Prior Years' Losses".

(4) VALUATION STANDARDS

The main valuation standards applied by the Controlling Company in preparing the accompanying consolidated financial statements were as follows:

a) Goodwill in consolidation-

Goodwill in consolidation relates to the positive difference between the amounts paid to acquire the dependent companies and the value of the proportional part of their equity at the acquisition date, net of value adjustments and provisions recorded before the date of first-time consolidation and prior to uniformity adjustments.

Pursuant to Royal Decree 1815/1991 enacting the rules for the consolidation and integration of companies, the difference arising in first-time consolidation between the acquisition cost recorded by the acquiring company and the equity of the acquired company is recorded under the "Goodwill in Consolidation" caption on the asset side of the consolidated balance sheet. The recoverability of the goodwill depends on the fulfillment of the future business plans prepared by the Group. In view of the nature of any business plan, which is based on future expectations, significant differences may arise between the projected and actual results.

The Controlling Company amortizes goodwill systematically over the period in which it will contribute to the obtainment of revenues.

In 2001 the Controlling Company has carried out a study of the evolution of the investees' business plans in order to ascertain whether or not it was necessary to write down the goodwill arising from the acquisitions of companies in prior years. As a result of the study, the balance of the "Goodwill in Consolidation" caption was written down by €35,083,000.

After the study had been carried out and the write-down made, the Controlling Company adapted the goodwill amortization period to the new revenue estimates in order to better match future revenues and expenses in accordance with the actual rate of maturation of the Group and of the industry in which it operates. The business model of the companies acquired was based on free Internet access and advertising revenues and it has evolved towards a new model based on pay per access, pay per content and customized advertising.

As a general rule, the goodwill amortization period has been extended to ten years, except for the portion of goodwill, amounting to €400,000,000, which was allocated to the agreement entered into on May 16, 2000, between Bertelsmann AG, Telefónica, S.A. and Terra Networks, S.A., to be recovered in proportion to the revenues generated by the agreement over its five-year term.

€145,458,000 of goodwill arose in 2001, and €386,332,000 of amortization of goodwill in consolidation were charged to the 2001 consolidated statement of operations (see Note

5). Had the goodwill in consolidation been amortized on a straight-line basis over five years throughout 2001, the charge in this connection to the 2001 consolidated statement of operations would have increased by €163,408,000.

The goodwill arising from the acquisitions made in 2000 amounted to €1,124,422,000. Also, the goodwill recorded by the dependent company Lycos, Inc., which arose on the acquisitions made by that company prior to its consolidation, amounts to €881,991,000. €253,484,000 of amortization of goodwill in consolidation were charged to the 2000 consolidated statement of operations (see Note 5).

The main goodwill arising in 2000 related to the acquisition of all the shares of Lycos, Inc.

The agreements entered into on May 16, 2000, by Terra Networks, S.A., Telefónica, S.A., Lycos, Inc. and Bertelsmann AG for the acquisition of Lycos, Inc. included an agreement for cooperation relating to access to the new content of the Group and joint marketing campaigns. The agreement stipulated that Bertelsmann AG would make payments of US$ 325 million for the products and services purchased from the Group in the first two years following the merger of Terra Networks, S.A. and Lycos, Inc. The agreement also stated that Bertelsmann AG would make certain payments up to a total amount of US$ 675 million for the products and services purchased from the Group in the first three years following the second anniversary of the merger of Terra Networks, S.A. and Lycos, Inc., and Telefónica, S.A. undertook to purchase goods and services from the Group during that period for the amount of the purchases not made by Bertelsmann AG, up to a total amount of US$ 675 million.

For the purposes of calculating the goodwill arising from the acquisition of Lycos, Inc., the acquisition cost recorded in the individual financial statements of Terra Networks, S.A. (capital increase of 302,031,974 shares issued at a par value of €11 each plus the expenses relating to the transaction) was broken down in two different tranches:

1.- New shares of Terra Networks, S.A. issued, subscribed and paid in full to cover the current shares of Lycos, Inc. (239,491,725 shares issued at a par value of €11 each plus the expenses associated with the transaction).

These shares issued by Terra Networks, S.A. covered 111,391,500 shares of Lycos, Inc. at an exchange ratio of 2.15.

2.- New shares of Terra Networks, S.A. issued, subscribed and paid in full to cover the shares of Lycos, Inc. issued and subscribed relating to the aforementioned company's employees' stock option plans (62,540,249 shares issued a value of €11 each). These shares are deposited at Citibank, under a share deposit agreement (see Note 11). These shares issued by Terra Networks, S.A. covered 29,088,488 Lycos, Inc. shares at a share exchange ratio of 2.15.

For accounting purposes, a distinction was drawn between:

2A.- Shares that cover options of employees of Lycos, Inc. with an exercise price equal to or greater than €11 (44,664,894 shares)

2B.- Shares that cover options of employees of Lycos, Inc. with an exercise price equal to or less than €11 (17,875,355 shares)

The different accounting treatment of the differences between the acquisition price recorded in the 2A and 2B tranches and the acquired company's equity is detailed below:

2A.- Shares that cover options of employees of Lycos, Inc. with an exercise price equal to or greater than €11 (44,664,894 shares).

This asset, valued at €11 per share and recorded under the "Long-Term Financial Investments" caption in the individual financial statements of Terra Networks, S.A., was reclassified for the purposes of the consolidated financial statements to the "Due from Stockholders for Uncalled Capital" caption on the asset side of the consolidated balance sheet for an initial amount of €491,314,000. As the employees exercise their options covered by these shares, the positive difference between the exercise price paid by the employee and the €11 is recorded in the accompanying consolidated financial statements under the "Negative Goodwill in Consolidation" caption on the liability side of the consolidated balance sheet. This difference will be allocated to income over the remaining period over which the goodwill which initially arose in the transaction is being amortized, up to a maximum of ten years from the acquisition date (October 27, 2000).

In 2001 the employees of Lycos, Inc. exercised 45,036 options on Terra Networks, S.A. shares of this nature, giving rise to a reduction of €495,000 in the balance of the "Due from Stockholders for Uncalled Capital" caption and to "Negative Goodwill in Consolidation" amounting to €240,000.

In the period from October 27 to December 31, 2000, the employees of Lycos Virginia, Inc. exercised 2,162,205 options on Terra Networks, S.A. shares of this nature, giving rise to a reduction of €23,775,000 in the balance of the "Due from Stockholders for Uncalled Capital" caption and to "Negative Goodwill in Consolidation" amounting to €15,392,000.

As of December 31, 2001, there was an accumulated total of 11,798,319 shares amounting to €129,781,000 covering the options of employees of Lycos, Inc. with an exercise price of at least €11 which will not be exercised and which currently form part of capital stock and additional paid-in capital. A balancing entry of the same amount is recorded under the "Other Long-Term Financial Investments" caption on the asset side of the consolidated balance sheet.

As of December 31, 2000, there were 1,578,662 shares amounting to €17,358,000 covering the options of employees of Lycos Virginia, Inc. with an exercise price of at least €11 which will not be exercised and which currently form part of capital stock and additional paid-in capital. A balancing entry of the same amount is recorded under the "Other Long-Term Financial Investments" caption on the asset side of the consolidated balance sheet.

2B.- Shares that cover options of employees of Lycos, Inc. with an exercise price of less than €11 17,875,355 shares).

This asset, recorded under the "Long-Term Financial Investments" caption in the individual financial statements of Terra Networks, S.A., was initially reclassified for the purposes of the consolidated financial statements to the "Due from Stockholders for Uncalled Capital" caption on the asset side of the consolidated balance sheet for the effective exercise price of the options (€83,474,000), and the difference of €113,153,000 between this price and the €11 was recorded as additional goodwill. This goodwill will be allocated to income on a straight-line basis over a maximum period of ten years.

In 2001 the employees of Lycos, Inc. exercised 3,708,532 options on Terra Networks, S.A. shares of this nature, giving rise to a reduction of €18,377,000 in the balance of the "Due from Stockholders for Uncalled Capital" caption.

In the period from October 27 to December 31, 2000, the employees of Lycos, Inc. exercised 8,194,309 options on Terra Networks, S.A. shares of this nature, giving rise to a reduction of €26,186,000 in the balance of the "Due from Stockholders for Uncalled Capital" caption.

As of December 31, 2001, there were 1,307,267 shares amounting to €14,379,000 covering the options of employees of Lycos, Inc. which will not be exercised and which currently form part of capital stock and additional paid-in capital. Balancing entries are recorded under the "Other Long-Term Financial Investments" (€9,161,000) and "Goodwill in Consolidation" (€5,218,000) captions on the asset side of the consolidated balance sheet.

As of December 31, 2000, there were 507,300 shares amounting to €5,577,000 covering the options of employees of Lycos, Inc. which will not be exercised and which currently form part of capital stock and additional paid-in capital. A balancing entry of the same amount is recorded under the "Other Long-Term Financial Investments" caption on the asset side of the consolidated balance sheet.

Also, on October 27, 2000, Terra Networks, S.A. and Citibank NA (the custodian of the options - see Note 11) entered into a contract to regulate all matters relating to the new stock option plan on Terra Networks, S.A. shares. Under this contract, the Agent Bank granted Terra Networks, S.A. an option to take possession of the shares of Terra Networks, S.A. held by the Agent Bank, at the price of €11 per share, for their subsequent delivery to the beneficiaries of the new plan once the latter exercise their options. If after the option exercise period has expired certain options have not been exercised, Terra Networks, S.A. will have to acquire the excess shares and retire them. Accordingly, the shares issued by Terra Networks, S.A. on which the related purchase options are not exercised will be retired with the concomitant effect on the financial statements due to the reduction of its capital stock and additional paid-in capital.

b) Transactions between consolidated companies-

All reciprocal receivables and payables between the consolidated Group companies, as well as the transactions giving rise to reciprocal expenses and revenues for them, were eliminated in consolidation. The results on intercompany transactions are eliminated and deferred until they have been realized vis-à-vis non-Group companies.

c) Uniformity of items in the individual financial statements of the consolidated companies-

In general, assets and liabilities and revenues and expenses of the companies included in the scope of consolidation are valued using uniform methods. However, in the specific case of the different methods that give rise to material variations, such methods were made uniform in consolidation by adapting them to the methods applied by the Controlling Company.

d) Translation of the financial statements of consolidated foreign companies-

The financial statements of the Group companies abroad were translated to pesetas at the exchange rates ruling at year-end, except for:

1. Capital stock and reserves, which were translated at historical exchange rates.
2. Goodwill arising at the Controlling Company on the acquisition of a foreign holding, either directly or through a portfolio company in the country concerned, which, together with the related amortization, was translated at the historical exchange rates.
3. Income statement items, which were translated at the average exchange rates for the year. The amortization of goodwill was translated at historical exchange rates, as described above.

The exchange difference arising from application of these procedures is included under the "Stockholders' Equity - Translation Differences" caption in the accompanying consolidated balance sheet, net of the portion of said difference relating to minority interests, which is recorded under the "Minority Interests" caption on the liability side of the accompanying consolidated balance sheet.

e) Start-up expenses-

Start-up expenses, which comprise incorporation, preopening and capital increase expenses, are recorded at cost.

They relate mainly to expenses associated with the public offerings of shares, such as lawyers' fees, public deed and registration expenses, security underwriting and placement fees, etc., and advertising expenses incurred in launching the Terra brand name and publicizing the aforementioned public offerings of shares.

The Group amortizes start-up expenses on a straight-line basis over five years.

€30,627,000 and €19,633,000 of amortization of start-up expenses were charged to the consolidated statement of operations in 2001 and 2000, respectively (see Note 7).

f) Intangible assets-

The intangible assets relate mainly to intellectual property, computer software and other intangible rights.

Intellectual property is recorded at the amounts paid for the acquisition from third parties of title to, or the right to use, trademarks, and is amortized on a straight-line basis over five years.

Computer software is recorded at cost only when it will foreseeably be used over several years, in which case it is amortized on a straight-line basis over three years. Software maintenance expenses are expensed currently.

The "Other Intangible Assets" caption includes intangible rights relating to the acquisition of franchises and customer rosters from third parties, which are amortized on a straight-line basis over three and five years, as well as rights acquired under long-term service and content contracts, which are amortized on a straight-line basis over the contract term.

€85,386,000 and €46,651,000 of amortization of intangible assets were charged to the consolidated statement of operations in 2001 and 2000, respectively (see Note 8).

g) Property and equipment-

Property and equipment are carried at cost.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

The Group depreciates its property and equipment by the straight-line method at annual rates based on the following years of estimated useful life:

	Years of Estimated Useful Life
Technical installations	5-10
Furniture	6-11
Computer hardware	2-5
Other tangible fixed assets	4-6
Other installations	10

€41,413,000 and €17,229,000 of depreciation were charged to the 2001 and 2000 consolidated statements of operations, respectively (see Note 9).

h) Long- and short-term financial investments-

Nonconsolidated shareholdings are recorded in the consolidated balance sheet at the lower of cost or market.

The market value was determined as follows:

1. Listed securities:

   The market value was taken to be the lower of average market price in the last quarter or market price at year-end.

2. Unlisted securities:

   At cost, net, if appropriate, of the required provisions for diminution in value.

Unrealized losses (cost higher than market value or underlying book value at year-end) are recorded under the "Long-Term Financial Investments - Provisions" caption up to the limit of cost. Should unrealized losses exceed cost, reducing the value to zero, the overprovision is reclassified for the purposes of the consolidated balance to the liability "Provisions for Contingencies and Expenses" caption.

The "Loans to Group Companies" caption includes mainly short-term investments of cash surpluses in Telefónica y Finanzas, S.A. by Terra Networks, S.A. and various Group companies, earning interest at market rates (see Note 13) which as of December 31, 2001 and 2000, amounted to €1,591,598,000 and €1,804,455,000, respectively.

Also, the short-term financial investments include deposits at various finance entities, which earn interest at market rates, amounting to €591,588,000 and €735,494,000 as of December 31, 2001 and 2000, respectively.

i) Classification of receivables and payables-

In the accompanying consolidated balance sheets, receivables and payables maturing in under 12 months from year-end are classified as short term and those maturing at over 12 months as long term.

j) Inventories-

Inventories are valued at the lower of cost or market. Obsolete, defective or slow-moving inventories have been reduced to realizable value. Provisions for diminution in value of inventories are recorded on the basis of the loss in value and turnover and also when promotional sales are made at a price below the acquisition or production cost.

k) Treasury stock-

Treasury stock is valued at the lower of cost, comprising the total amount paid for its acquisition, or market. Market value is taken to be the lower of average market price in the last quarter of the year or year-end market price, which does not differ significantly from the underlying book value per share.

The Company recorded the related restricted reserve pursuant to Article 79.3 of the revised Corporations Law (see Note 11).

l) Corporate income tax-

This caption relates to both Spanish corporate income tax and the similar taxes to which the foreign Group companies are subject.

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, net of tax relief and tax credits, excluding tax withholdings and prepayments.

The Controlling Company recorded the tax asset arising from the tax losses incurred in the year, since it considered that, on the basis of the Group's business plan, its recoverability was assured within ten years, which, under current accounting legislation, is the maximum period for recognizing tax assets for tax loss carryforwards (see Note 15).

m) Foreign currency transactions-

Fixed-income securities and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and are adjusted at year-end to the exchange rates then prevailing.

Exchange differences arising on adjustment to year-end exchange rates of fixed income securities and receivables and payables denominated in foreign currencies are classified by maturity and currency, and for this purpose currencies which, although different, are officially convertible are grouped together.

Exchange losses are recorded as financial expenses in the year in which they are incurred.

The positive net differences in each group of currencies are recorded under the "Deferred Revenues" caption on the liability side of the consolidated balance sheet, unless exchange losses in a given group have been charged to income in prior years or in the current year, in which case the net positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years or in the current year.

n) Recognition of revenues and expenses-

Revenues and expenses are recognized when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises. However, in accordance with the accounting principle of prudence, the Group only records realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

(5) GOODWILL IN CONSOLIDATION

The variations in 2001 and 2000 in this caption in the accompanying consolidated balance sheet were as follows:

	Thousands of Euros					
	Balance at 01/01/01	Additions	Retirements/ Transfers	Amortiza- tion	Translation Differences	Balance at 12/31/01
Ordenamiento de Links Especializados, S.L.	7,960	-	-	(1,659)	-	6,301
Terra Networks Brasil, S.A.	153,693	-	-	(30,177)	-	123,516
Dependent companies of Terra Networks Brasil, S.A.	14,485	-	(4,484)	(3,011)	2,272	9,262
Terra Networks Guatemala, S.A.	2,844	-	-	(535)	-	2,309
Terra Networks Argentina, S.A.	9,134	-	-	(6,473)	-	2,661
Terra Networks México Holding, S.A. de C.V.	206,048	-	-	(57,810)	-	148,238
Terra Networks México, S.A. de C.V.	1,118	-	-	(276)	-	842
Dependent companies of Terra Networks México, S.A. de C.V.	547	-	463	(246)	-	764
Terra Networks Chile, S.A.	33,942	-	-	(6,196)	-	27,746
Lycos, Inc.	1,772,522	11,054	(150,159)	(254,032)	(54,122)	1,325,263
Terra Networks USA, Inc. and subsidiaries	8,829	-	-	(8,829)	-	-
Terra Networks Venezuela, S.A.	3,889	-	-	(643)	-	3,246
Terra Networks Colombia Holding, S.A.	19,737	-	-	(3,125)	-	16,612
Ifigenia Plus, S.L.	10,055	-	-	(1,617)	-	8,438
A tu hora, S.A.	1,395	-	(1,395)	-	-	-
Bumeran Participaciones, S.L.	5,782	2,350	-	(3,636)	-	4,496
Goodwill arising at companies consolidated by the global or proportional integration method	2,251,980	13,404	(155,575)	(378,265)	(51,850)	1,679,694
Goodwill arising at companies carried by the equity method	14,109	-	133,449	(8,067)	-	139,491
Total	**2,266,089**	**13,404**	**(22,126)**	**(386,332)**	**(51,850)**	**1,819,185**

	Thousands of Euros					
	Balance at 01/01/00	Inclusion of Companies	Additions	Retirements	Amorti-zation	Balance at 12/31/00
Ordenamiento de Links Especializados, S.L. (OLE)	10,406	-	-	-	(2,446)	7,960
Terra Networks Brasil, S.A.	163,706	-	37,569	-	(47,582)	153,693
Dependent companies of Terra Networks Brasil, S.A.	10,272	-	7,699	-	(3,486)	14,485
Terra Networks Guatemala, S.A.	3,030	-	559	-	(745)	2,844
Terra Networks Argentina, S.A.	11,544	-	-	-	(2,410)	9,134
Terra Networks México Holding, S.A. de C.V.	-	-	685	-	(138)	547
Terra Networks México, S.A. de C.V.	258,919	-	-	-	(52,871)	206,048
Dependent companies of Terra Networks México, S.A. de C.V.	1,394	-	-	-	(276)	1,118
Terra Networks Chile, S.A.	43,183	-	-	(383)	(8,858)	33,942
Lycos, Inc.	-	881,991	964,005	-	(73,474)	1,772,522
Terra Networks USA, Inc. and subsidiaries	-	-	9,634	-	(805)	8,829
Terra Networks Venezuela, S.A.	-	-	4,490	-	(601)	3,889
Terra Networks Colombia Holding, S.A.	-	-	21,534	-	(1,797)	19,737
Ifigenia Plus, S.L.	-	-	11,173	-	(1,118)	10,055
A tu hora, S.A.	-	-	1,497	-	(102)	1,395
Bumeran Participaciones, S.L.	-	-	5,782	-	-	5,782
OLE de Contenidos Interactivos, S.A.	-	-	6,010	-	(6,010)	-
Goodwill arising at companies consolidated by the global or proportional integration method	502,454	881,991	1,070,637	(383)	(202,719)	2,251,980
Goodwill arising at companies carried by the equity method	11,089	-	53,785	-	(50,765)	14,109
Total	**513,543**	**881,991**	**1,124,422**	**(383)**	**(253,484)**	**2,266,089**

The additions to goodwill arose in 2001 and 2000 on the acquisitions of holdings in the various companies composing the Terra Networks Group (see Note 2-d). The amortization relates to the period from the date of acquisition of the holdings through December 31, 2001 and 2000, respectively.

The main variation in 2001, amounting to €130,251,000, relates to the goodwill that arose on the acquisition of shares of Uno-e Bank, S.A.

The main addition in 2000 related to the goodwill that arose from the merger with Lycos, Inc. (see Note 4-a). Another significant addition of €881,991,000 arose from the goodwill contributed by Lycos, Inc. as a result of the acquisitions made by this company before it was consolidated.

The "Retirements/Transfers" column relating to Lycos, Inc., amounting to €150,159,000, relates mainly to the reclassification from the "Goodwill in Consolidation" caption to the

"Holdings in Companies Carried by the Equity Method" caption (€70,525,000), which affects several dependent companies of Lycos, Inc. (see Note 6).

Also, as a result of the acquisition of Spray Network by Lycos Europe, N.V. (a Lycos, Inc. investee) which took place at the end of the year 2000, the Controlling Company has adjusted the goodwill that arose in 2000 from the merger with Lycos, Inc. This transaction was recorded by Terra Networks, S.A. in 2001, upon completion of its analysis. The net effect was a reduction of the goodwill amounting to €79,633,000.

(6) HOLDINGS IN COMPANIES CARRIED BY THE EQUITY METHOD

The variations in 2001 and 2000 in this caption in the consolidated balance sheet and in the related provisions for diminution in value were as follows:

	Thousands of Euros							
	Balance at 01/01/01	Additions	Retirements	Share in Losses	Transfers	Other Variations	Translation Differences	Balance at 12/31/01
CIERV, S.L.	853	-	-	(3,804)	2,951	-	-	-
Aremate.com, Inc.	5,319	-	-	-	-	-	325	5,644
OneTravel.com, Inc.	1,833	-	-	(2,380)	547	-	-	-
Terra Mobile, S.A.	-	64,680	(28)	(43,111)	(21,541)	-	-	-
Uno-e Bank, S.A.	-	160,434	-	(7,711)	(130,251)	-	-	22,472
Azeler Automoción, S.A.	-	4,219	-	(1,448)	-	-	-	2,771
Emplaza, S.A.	-	-	-	(2,524)	3,215	-	-	691
Rumbo, S.A.	-	2,494	-	(3,456)	3,029	-	-	2,067
A Tu Hora, S.A.	-	2,290	-	(1,208)	2,163	-	-	3,245
Lycos Japan K.K.	6,137	-	-	(7,711)	-	3,130	338	1,894
Lycos Asia Limited	15,500	7,560	(20,099)	(5,205)	-	1,412	832	-
Lycos Korea, Inc.	12,657	-	-	-	-	(13,343)	686	-
Lycos Europe N.V.	152,417	-	-	(73,588)	-	102,243	8,262	189,334
Simpatico Lycos, Inc.	8,216	-	-	-	-	(8,654)	438	-
Lycos Ventures LP	6,960	628	-	(3,065)	-	(421)	388	4,490
Autobytel, Inc.	-	-	-	(4,538)	21,170	-	1,208	17,840
Fast Search & Transfer ASA	-	-	-	(21,983)	44,072	-	2,458	24,547
Holdings in companies carried by the equity method	**209,892**	**242,305**	**(20,127)**	(181,732)	**(74,645)**	**84,367**	**14,935**	**274,995**
Provisions	(5,322)	-	-	-	-	-	(322)	(5,644)

	Thousands of Euros							
	Balance at 01/01/00	Additions or Provisions	Inclusion of Companies	Retire-ments	Share in Losses	Transfers	Translation Differences	Balance at 12/31/00
CIERV, S.L.	2,013	2,644	-	-	(3,804)	-	-	853
Aremate.com, Inc.	-	12,928	-	-	(8,036)	-	427	5,319
OneTravel.com, Inc.	-	1,833	-	-	-	-	-	1,833
Terra Mobile, S.A.	-	294	-	-	(27,310)	27,016	-	-
Lycos Japan K.K.	-	-	12,453	(4,417)	(757)	-	(1,142)	6,137
Lycos Asia Limited	-	-	18,655	-	(973)	-	(2,182)	15,500
Lycos Korea, Inc.	-	-	14,394	-	-	-	(1,737)	12,657
Lycos Europe N.V.	-	-	185,364	-	(11,401)	-	(21,546)	152,417
Simpatico Lycos, Inc.	-	-	9,340	-	-	-	(1,124)	8,216
Lycos Ventures LP	-	-	10,494	-	(2,440)	-	(1,094)	6,960
Holdings in companies carried by the equity method	**2,013**	**17,699**	**250,700**	**(4,417)**	**(54,721)**	**27,016**	**(28,398)**	**209,892**
Provisions	**-**	**(5,445)**	**-**	**-**	**-**	**-**	**123**	**(5,322)**

The "Inclusion of Companies" column relates to the balances of the dependent companies as of the dates on which they were included in the scope of consolidation.

The "Transfers" column relates mainly to the reclassification of the accounts payable by the companies carried by the equity method to the "Provisions for Contingencies and Expenses" caption on the liability side of the consolidated balance sheet (see Note 4-h), and to the reclassifications to the "Goodwill in Consolidation" caption arising in the consolidation of consolidated companies by the global integration method. As indicated in Note 5, the "Other Variations" column relating to several subsidiaries of Lycos, Inc. (basically Lycos Japan K.K., Lycos Asia Limited, Lycos Korea, Inc. and Lycos Europe N.V.) includes the reclassification from the "Goodwill in Consolidation" caption.

(7) START-UP EXPENSES

The variations in this caption in 2001 and 2000 were as follows:

	Thousands of Euros
Balance at January 1, 2000	**51,130**
Inclusion of companies	5,551
Additions	79,742
Translation differences	(639)
Accumulated amortization	(19,633)
Balance at December 31, 2000	116,151
Inclusion of companies	95
Translation differences	1,239
Other variations	(1,020)
Accumulated amortization	(30,627)
Balance at December 31, 2001	**85,838**

The "Inclusion of Companies" caption includes the balances of the dependent companies as of the date on which they were included in consolidation.

The additions in 2000 relate mainly to expenses incurred in capital increases carried out during the year.

The "Translation Differences" caption reflects the effect of exchange rate fluctuations on the beginning balances and the monetary adjustments that certain companies made to their balances to cater for the effect of inflation, in accordance with accounting practices in the respective countries.

(8) INTANGIBLE ASSETS

The detail of the balances of this caption and of the variations therein in 2001 and 2000 is as follows:

	Thousands of Euros							
	Research and Development Expenses	Intellectual Property	Computer Software	Intangible Assets in Progress	Other Intangible Assets	Amortization	Provisions	Total, Net
Balance at 01/01/00	4,490	8,132	7,939	-	75,810	(3,564)	-	92,807
Inclusion of companies	62,601	18	5,698	-	17,363	(27,731)	-	57,949
Additions or provisions	397	15,128	46,434	6,677	47,522	(46,651)	(12,723)	56,784
Transfers	(5,103)	(4,026)	3,708	-	6,647	48	-	1,274
Translation differences	(7,170)	(165)	(859)	-	(162)	(1,352)	-	(9,708)
Retirements	-	(654)	(2,975)	-	(31,866)	5,229	12,386	(17,880)
Balance at 12/31/00	**55,215**	**18,433**	**59,945**	**6,677**	**115,314**	**(74,021)**	**(337)**	**181,226**
Inclusion of companies	-	290	879	329	10	(859)	-	649
Additions or provisions	-	9,070	19,948	3,819	23,958	(85,386)	-	(28,591)
Transfers	(58,016)	23	4,786	(7,297)	64,838	1,489	-	5,823
Translation differences	2,956	1,380	487	2	5,098	(2,841)	-	7,082
Other variations	-	(132)	(580)	-	-	60	-	(652)
Retirements	-	(2,855)	(459)	(551)	(5,544)	1,654	315	(7,440)
Balance at 12/31/01	**155**	**26,209**	**85,006**	**2,979**	**203,674**	**(159,904)**	**(22)**	**158,097**

The "Inclusion of Companies" caption includes the balances of the dependent companies as of the date on which they were included in consolidation.

The "Translation Differences" caption reflects the effect of exchange rate fluctuations on the beginning balances and the monetary adjustments that certain companies made to their balances to cater for the effect of inflation, in accordance with accounting practices in the respective countries.

In 2001 and 2000 the main additions to intangible assets related to acquisitions made by the Group's subsidiaries in Mexico (long-term content supply contracts), Brazil and the U.S.

(9) PROPERTY AND EQUIPMENT

The detail of the balances of the "Property and Equipment" caption and of the variations therein in 2001 and 2000 is as follows:

	Thousands of Euros							
	Balance at 01/01/01	Inclusion of Companies	Additions or Provisions	Transfers	Retire-ments	Other Variations	Translation Differences	Balance at 12/31/01
Land and structures	3,528	-	1,184	14,220	(591)	(22)	569	18,888
Technical installations and machinery	7,314	251	2,643	730	(189)	(27)	(803)	9,919
Computer hardware	119,902	1,116	30,358	1,610	(2,861)	(508)	4,708	154,325
Furniture	13,150	160	4,044	(1,434)	(988)	(61)	769	15,640
Construction in progress	2,308	-	9,550	(7,721)	(1,192)	-	287	3,232
Other tangible fixed assets	12,183	-	2,717	(8,125)	(109)	-	711	7,377
Accumulated depreciation	(37,545)	(787)	(41,413)	1,223	1,099	50	(3,790)	(81,163)
Total, net	**120,840**	**740**	**9,083**	**503**	**(4,831)**	**(568)**	**2,451**	**128,218**

	Thousands of Euros						
	Balance at 01/01/00	Inclusion of Companies	Additions or Provisions	Transfers	Retire-ments	Translation Differences	Balance at 12/31/00
Land and structures	216	3,492	433	(198)	-	(415)	3,528
Technical installations and machinery	1,546	132	6,214	(481)	-	(97)	7,314
Computer hardware	28,740	15,127	75,367	9,328	(5,012)	(3,648)	119,902
Furniture	4,683	2,548	8,330	(1,707)	(325)	(379)	13,150
Construction in progress	11,092	-	445	(9,328)	(685)	784	2,308
Other tangible fixed assets	1,537	12	11,317	1,160	(1,574)	(269)	12,183
Accumulated depreciation	(10,558)	(13,120)	(17,229)	(48)	1,863	1,547	(37,545)
Total, net	**37,256**	**8,191**	**84,877**	**(1,274)**	**(5,733)**	**(2,477)**	**120,840**

In 2001 and 2000 the most significant investments in property and equipment related to those made by the Group's subsidiaries in Spain, Mexico, Brazil, and the U.S., mainly in computer hardware.

The "Inclusion of Companies" column includes the balances of the dependent companies as of the date on which they were included in consolidation.

The "Translation Differences" column reflects the effect of exchange rate fluctuations on the beginning balances and the monetary adjustments that certain companies made to their balances to cater for the effect of inflation, in accordance with accounting practices in the respective countries.

(10) OTHER HOLDINGS

The detail of the balances as of December 31, 2001 and 2000, of the "Long-Term Financial Investments - Other Holdings" caption, of the related provisions for diminution in value and of the variations therein in 2001 and 2000 is as follows:

Thousands of Euros	Other Holdings	Provisions
Balance at January 1, 2000	**6**	-
Inclusion of companies	121,591	(25,193)
Additions or provisions	3,684	(5,643)
Translation differences	(14,629)	3,426
Balance at December 31, 2000	**110,652**	**(27,410)**
Additions or provisions	5,072	(12,163)
Retirements	(3,194)	2,069
Transfers	(64,617)	(898)
Translation differences	2,280	(1,393)
Balance at December 31, 2001	**50,193**	**(39,795)**

The "Inclusion of Companies" caption includes the balances of the dependent companies as of the date on which they were included in consolidation.

In 2000, this caption relates to several holdings contributed by Lycos, Inc., which were acquired by the latter before its inclusion in consolidation.

The "Additions" in 2001 and 2000 relate mainly to investments in Inversis Networks, S.A.

(11) STOCKHOLDERS' EQUITY

The variations in equity accounts in 2001 and 2000 were as follows:

	Thousands of Euros							
	Capital Stock	Additional Paid-in Capital	Reserves for Treasury Stock	Prior Years' Losses	Reserves at Consolidated Companies	Translation Differences	Loss for the Year	Total
Balance at January 1, 2000	560,000	754,625	6	-	-	(617)	(77,359)	1,236,655
Capital increases	682,532	4,881,069	-	-	-	-	-	5,563,601
Allocation of loss	-	-	-	4,280	(82,197)	558	77,359	-
Transfers	-	-	2,078	(2,078)	-	-	-	-
Loss for the year	-	-	-	-	-	-	(555,215)	(555,215)
Consolidation of foreign subsidiaries	-	-	-	-	-	(118,208)	-	(118,208)
Balance at December 31, 2000	1,242,532	5,635,694	2,084	2,202	(82,197)	(118,267)	(555,215)	6,126,833
Allocation of loss	-	-	-	24,020	(579,235)	-	555,215	-
Transfers	-	-	109	(109)	-	-	-	-
Partial disposal of holding in Terra Mobile	-	-	-	(16,162)	16,162	-	-	-
Loss for the year	-	-	-	-	-	-	(566,298)	(566,298)
Consolidation of foreign subsidiaries	-	-	-	-	-	(3,743)	-	(3,743)
Balance at December 31, 2001	1,242,532	5,635,694	2,193	9,951	(645,270)	(122,010)	(566,298)	5,556,792

a) *Capital stock-*

2001

The Controlling Company's capital stock as of December 31, 2001, consisted of 621,265,845 fully subscribed and paid shares of €2 par value each.

No transactions with an effect on the capital stock figure were carried out in 2001.

2000

As of December 31, 2000, the Controlling Company's capital stock consisted of 621,265,845 fully subscribed and paid shares of €2 par value each.

The following capital increases were carried out in 2000:

1. On June 8, 2000, the Stockholders' Meeting of Terra Networks, S.A. approved a capital increase in order to acquire the U.S. company Lycos, Inc. (formerly Lycos Virginia, Inc.) through a share exchange by virtue of which Terra Networks, S.A. acquired all the shares of Lycos Virginia, Inc. (successor of Lycos, Inc.), and the stockholders of Lycos Virginia, Inc. received shares of Terra Networks, S.A. in a ratio of 2.15 Terra Networks, S.A. shares for each share of Lycos, Inc. Capital was increased by €604,064,000 through the issuance of 302,031,974 shares of €2 par value each with additional paid-in capital of €9 per share. The total effective amount of the capital increase (par value plus additional paid-in capital) was €3,322,351,000.

   The capital increase was subscribed and paid by Citibank NA, which, acting as the custodian, received the shares of Lycos, Inc. from its stockholders for the account of Terra Networks, S.A. Citibank acted as the share exchange agent as follows: (i) it received the shares of Lycos, Inc. (formerly Lycos Virginia, Inc.) from its stockholders, (ii) it contributed the shares of Lycos, Inc. to Terra Networks, S.A., (iii) it subscribed to the new shares of Terra Networks, S.A., and (iv) it issued the ADS's representing the new shares of Terra Networks, S.A. to the stockholders of Lycos, Inc.

   Of the 302,031,974 shares issued, 62,540,249 correspond to Citibank, NA, which subscribed to them as the Agent Bank in the Stock Option Plan for Lycos, Inc. employees.

2. On July 28, 2000, the Controlling Company increased capital by €7,500,000 through the issuance of 3,750,000 shares of €2 par value each. All these shares were subscribed and paid by International Discount Telecommunications Corporation ("IDT"). The shares were issued with additional paid-in capital of €9 per share, giving total additional paid-in capital of €33,750,000. The consideration for the

capital increase consisted of the nonmonetary contribution of the following securities:

a) shares of the U.S. company Terra Networks Access Services USA Llc. representing 49% of its capital which were owned by IDT.

b) shares of the U.S. company Terra Networks Interactive Services USA Llc. representing 10% of its capital stock which were owned by IDT.

3. In connection with the agreements entered into by Terra Networks, S.A., Telefónica, S.A., Lycos, Inc. and the German company Bertelsmann, AG, on September 25, 2000, capital was increased by €70,968,000 through a monetary contribution. This capital increase was carried out through the issuance of 35,483,871 new common shares of €2 par value each, with additional paid-in capital of €60, giving a total value of €62. The capital increase was subscribed in full as follows:

    - Telefónica, S.A. subscribed to a total of 35,380,101 shares as a result of the exercise of the preemptive share subscription rights on the shares of Terra Networks, S.A. owned by it and as a result of the additional subscription commitment assumed.

    - Other investors subscribed to a total of 103,770 shares.

The aforementioned capital increases in 2000 can be summarized as follows:

Transaction	Shares		Issue Price (Euros/Share)	Thousands of Euros	
	Issued	Cumulative Total		Capital Stock	Additional Paid-in Capital
Situation at December 31, 1999		280,000,000		560,000	754,625
Capital increase for the exchange of Lycos, Inc. shares	302,031,974	582,031,974	11.00	604,064	2,718,287
IDT capital increase	3,750,000	585,781,974	11.00	7,500	33,750
Capital increase	35,483,871	621,265,845	62.00	70,968	2,129,032
Situation at December 31, 2000		621,265,845		1,242,532	5,635,694

As of December 31, 2001, 13,105,586 shares had been deposited at Citibank, NA covering the stock option rights under the stock option plan for Lycos, Inc. employees that had been cancelled. These stock option rights on Terra Networks, S.A. shares were recorded under the "Other Long-Term Financial Investments" caption (see Note 4-a). Pursuant to the resolutions adopted by the Stockholders' Meeting on June 7, 2001, these shares will be presented, after they have been acquired, by the Board of Directors to the Stockholders' Meeting to that the latter can approve their retirement. The effect of this capital retirement on the Controlling Company's financial statements as of December 31, 2001, would be to reduce the "Capital Stock", "Additional Paid-in Capital", "Long-Term Financial Investments" and "Goodwill in Consolidation" captions by €26,211, €117,950, €138,942 and €5,219 thousands of euros, respectively.

b) Legal reserve-

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount.

Except as mentioned above, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose. Since the Controlling Company incurred losses in 2001, no appropriation was made to the legal reserve as of December 31, 2001.

c) Reserves for treasury stock-

In accordance with Article 79.3 of the revised Spanish Corporations Law, the Controlling Company has recorded a restricted reserve of €2,187,000 for a total of 2,420,468 shares of treasury stock, representing 0.39% of capital stock as of December 31, 2001, with an average acquisition cost of US$ 0.81 per share.

d) Reserves at consolidated companies-

In December 2001 a portion of the holding in Terra Mobile, S.A. was sold, thereby reducing Terra Networks, S.A.'s ownership interest in Terra Mobile, S.A. from 49% to 20% (see Note 1). This transaction reduced the reserves at consolidated companies by €16,162,000, and this amount was allocated to reserves of the Controlling Company.

e) Translation differences-

The translation differences relate to the effect of exchange rate fluctuations on the net assets of the companies located abroad and the effect of the adjustment for inflation on the assets contributed by the companies at which this accounting practice is applied. These effects gave rise to accumulated decreases in equity of €122,010,000 as of December 31, 2001, and of €118,267,000 as of December 31, 2000, as a result of the consolidation of the various subsidiaries composing the Group.

The year-end rate method was used to calculate the translation differences of the Terra Networks Group (see Note 4-d).

f) Contribution of the Group companies to the consolidated loss-

The detail of the contribution of the Terra Group companies to consolidated reserves and to the consolidated loss as of December 31, 2001 and 2000, is as follows:

	Thousands of Euros			
	Loss (Income)		Negative (Positive) Reserves	
	12/31/01	12/31/00	12/31/01	12/31/00
Terra Networks, S.A. (Controlling Company)	(101,040)	(24,020)	(12,144)	(4,286)
Companies consolidated by the global or proportional integration method:				
T.N. España, S.A.	98,983	32,431	51,371	18,940
OLE	(643)	(1,118)	2,194	3,312
Terra Networks Intangibles, S.A. (formerly TIC)	120	709	4,862	4,153
Lycos, Inc. and subsidiaries	47,695	41,217	41,217	-
T.N Guatemala, S.A.	3,662	4,051	4,177	126
T.N. Perú, S.A.	10,485	11,906	14,406	2,500
T.N. USA, Inc. and subsidiaries	41,834	142,981	143,318	337
T.N. Argentina, S.A.	20,904	15,771	17,177	1,406
T.N. México Holding, S.A. de C.V. and subsidiaries	110,933	82,399	91,991	9,592
Telefónica Interactiva Brasil, S.A. and subsidiaries	107,435	160,500	198,328	37,828
T.N. Chile Holding Ltda. and subsidiary	17,258	20,999	24,942	3,943
T.N. Venezuela, S.A.	6,107	3,744	3,744	-
T.N. Colombia Holding S.A. and subsidiary	10,137	3,696	3,696	-
T.N. Uruguay, S.A.	1,602	2,614	2,614	-
Ifigenia Plus, S.L.	601	12	12	-
T.N. Global Management, Inc.	(6)	(6)	(6)	-
Rumbo	-	1,971	-	-
A Tu Hora, S.A.	-	637	-	-
T.N. Caribe, S.A.	836	-	-	-
Maptel Networks, S.A.	(156)	-	-	-
Bumeran Participaciones, S.L. and subsidiaries	7,819	-	-	-
Companies carried by the equity method:				
OneTravel.com, Inc.	2,380	-	-	-
Uno-e Bank, S.A.	7,711	-	-	-
Azeler Automoción, S.A.	1,448	-	-	-
Emplaza, S.A.	2,524	-	-	-
A Tu Hora, S.A.	1,208	-	1,971	-
Rumbo	3,456	-	637	-
CIERV, S.L.	3,804	3,804	3,864	60
Aremate.com, Inc.	-	8,036	8,036	-
Terra Mobile, S.A.	43,111	27,310	11,148	-
Lycos Japan K.K.	7,711	757	757	-
Lycos Asia Limited	5,205	973	973	-
Lycos Europe N.V.	73,588	11,401	11,401	-
Lycos Ventures LP	3,065	2,440	2,440	-
Autobytel, Inc.	4,538	-	-	-
Fast Search & Transfer ASA	21,983	-	-	-
TOTAL	**566,298**	**555,215**	**633,126**	**77,911**

(12) MINORITY INTERESTS

These relate to the equity of minority interests in the net worth and results for the year of the Group companies consolidated by the global integration method. The variations in 2001 and 2000 in this caption in the accompanying consolidated balance sheet were as follows:

Company	Thousands of Euros				
	Balance at 01/01/01	Loss for the Year	Capital Increases	Translation Differences	Balance at 12/31/01
T.N. Colombia, S.A.	310	(1,617)	1,998	102	793
Bumeran Participaciones, S.L.	-	(3)	2,738	-	2,735
Total	310	(1,620)	4,736	102	3,528

Company	Thousands of Euros						
	Balance at 01/01/00	Inclusion of Companies	Income (Loss) for the Year	Variation in Percentage of Ownership	Translation Differences	Other Variations	Balance at 12/31/00
T.N. Brasil, S.A. and subsidiaries	436	-	(565)	-	129	-	-
T.N. Guatemala, S.A.	24	-	-	(24)	-	-	-
T.N. Chile, S.A.	433	-	-	(433)	-	-	-
T.N. Access Services USA, Llc.	481	-	-	(481)	-	-	-
T.N. Interactive Services USA, Llc.	(73)	-	-	73	-	-	-
T.N. Colombia, S.A.	-	932	(547)	-	(75)	-	310
Subsidiaries of Lycos, Inc.	-	-	421	-	-	(421)	-
Total	1,301	932	(691)	(865)	54	(421)	310

(13) TELEFÓNICA GROUP COMPANIES

The detail as of December 31, 2001 and 2000, of the balances arising from transactions with Telefónica Group companies is as follows:

December 31, 2001	Thousands of Euros			
	Long-Term Receivables	Short-Term Financial Investments	Short-Term Receivables	Short-Term Payables
Telefonía y Finanzas, S.A.	-	1,591,598	-	-
Telefónica, S.A.	1,496	-	3,889	703
Telefónica Data España S.A.	-	-	16,197	78,198
Telefónica de España, S.A.	-	-	9,899	39,961
Telefónica Móviles, S.A.	-	-	1,106	1,905
Atento España, S.A.	-	-	908	2,055
CTC Chile	-	-	2,416	2,206
CTC Mundo	-	-	204	908
Telesp, S.A.	-	-	1,208	980
Telefónica del Perú, S.A.A.	-	-	1,142	631
Baja Celular Mexicana	-	-	2,921	-
Other Telefónica Group companies	-	-	4,517	11,012
Total	**1,496**	**1,591,598**	**44,407**	**138,559**

December 31, 2000	Thousands of Euros			
	Long-Term Receivables	Short-Term Financial Investments	Short-Term Receivables	Short-Term Payables
Telefonía y Finanzas, S.A.	-	1,804,455	-	-
Telefónica, S.A.	1,496	-	3,780	2,819
Telefónica Data España S.A.	-	-	7,487	28,332
Telefónica de España, S.A.	-	-	198	1,250
Teleinformática y Comunicaciones, S.A.	-	-	631	337
Telefónica Publicidad e Información, S.A.	-	-	601	361
Telefónica Servicios Móviles, S.A.	-	-	553	2,013
Telefónica Investigación y Desarrollo, S.A.	-	-	-	920
Atento Telecomunicaciones España, S.A.	-	-	-	5,481
CTC Chile	-	-	2,200	307
CTC Mundo	-	-	313	1,977
Telefónica Empresas Chile, S.A.	-	-	691	745
Telesp, S.A.	-	-	-	1,304
Telefónica del Perú, S.A.A.	-	-	-	535
Other Telefónica Group companies	-	-	2,249	2,956
Total	**1,496**	**1,804,455**	**18,703**	**49,337**

The balances with Telefonía y Finanzas, S.A. (Telfisa) relate to the current accounts held by Terra Networks S.A., Ordenamiento de Links Especializados S.L., Terra Networks España, S.A., Terra Lycos Intangibles, S.A. (formerly Terra Interactiva de Contenidos, S.A.) and Maptel Networks, S.A. at that entity. The current account balances earn interest at market rates (the average interest rate for 2001 was 4.42%).

(14) ASSOCIATED COMPANIES

The detail of the accounts receivable from and payable to associated companies as of December 31, 2001 and 2000, is as follows:

	Thousands of Euros			
December 31, 2001	Long-Term Loans	Short-Term Financial Investments	Short-Term Receivables	Short-Term Payables
OneTravel.com, Inc.	7,729	-	-	-
Terra Mobile, S.A.	-	6,202	1,359	-
Rumbo, S.A.	403	-	270	72
A Tu Hora, S.A.	-	-	-	2,909
Lycos Asia	2,807	-	-	-
Lycos Korea	3,462	-	-	-
Lycos Japan	6,708	-	793	-
Lycos Europe	-	-	138	-
Other	-	-	107	96
Total	**21,109**	**6,202**	**2,667**	**3,077**

	Thousands of Euros			
December 31, 2000	Long-Term Loans	Short-Term Financial Investments	Short-Term Receivables	Short-Term Payables
OneTravel.com, Inc.	3,197	-	-	-
Terra Mobile, S.A.	-	46,212	583	-
Rumbo, S.A.	-	300	403	-
A Tu Hora, S.A.	-	-	-	1,502
Aremate.com, Inc.	-	-	387	-
Asociadas Lycos, Inc.	-	-	2,401	-
Total	**3,197**	**46,512**	**3,774**	**1,502**

The loans granted to associated companies earn interest at market rates.

(15) TAX MATTERS

a) Tax receivables and accrued taxes payable-

The detail of the "Tax Receivables" and "Accrued Taxes Payable" captions in the accompanying consolidated balance sheets as of December 31, 2001 and 2000, is as follows:

December 31, 2001	Thousands of Euros	
	Long Term	Short Term
Tax receivables		
Tax asset for tax loss carryforwards	625,964	-
Prepaid income taxes	56,617	51
VAT refundable by the Spanish Treasury	-	45,964
Tax withholdings	-	229
Local taxes	-	188
Foreign taxes	679	22,449
Total	**683,260**	**68,881**
Accrued taxes payable		
Long-term deferred taxes	45,382	-
Personal income tax withholdings	-	1,124
Accrued social security taxes	-	752
Local taxes	-	37
Foreign taxes	5,826	4,714
Total	**51,208**	**6,627**

December 31, 2000	Thousands of Euros	
	Long Term	Short Term
Tax receivables		
Tax asset for tax loss carryforwards	276,768	-
Prepaid income taxes	48,325	-
VAT refundable by the Spanish Treasury	-	22,622
Withholdings from income from movable capital	-	30
Local taxes	-	140
Foreign taxes	-	27,316
Total	**325,093**	**50,108**
Accrued taxes payable		
Long-term deferred taxes	45,244	-
Personal income tax withholdings	-	1,261
VAT payable to the Spanish Treasury	-	168
Accrued social security taxes	-	637
Local taxes	-	2,745
Foreign taxes	72,804	5,896
Total	**118,048**	**10,707**

The long-term accrued foreign taxes payable as of December 31, 2000, relate mainly to a long-term deferred tax liability which arose as a result of the difference in the tax base relating to the assets acquired and the tax effect on the income obtained from the admission to listing of the Lycos, Inc. subsidiary Lycos Europe N.V.

The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, although they are generally the years from 1996 to 2001. The Company's directors do not expect any additional material liabilities to arise for the Company in the event of a tax audit of the open years.

b) Corporate income tax-

The corporate income tax of each of the Group companies is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

The corporate income tax legislation in force in the countries in which the Group companies are taxed provides that, in certain circumstances, tax losses incurred in prior years may be carried forward for offset against the taxable income obtained in subsequent years. Specifically, the last years for offset of the main tax losses incurred by the Group companies are as follows:

1. Under the legislation currently in force in Spain, following the amendments introduced by Law 24/2001 on Tax, Administrative, Labor and Social Security Measures, the tax losses incurred in a given year may be carried forward for offset against the income obtained in the following 15 years following the first year in which income is obtained.
2. In Mexico, tax losses may be carried forward for offset in a period of ten years from the year in which they were incurred.
3. In Brazil and Chile there is no deadline for the offset of tax losses, although in Brazil the amount of the losses offset may not exceed 30% of the total taxable income.
4. In Peru and Argentina, tax losses may be carried forward for offset in a period of four and five years, respectively, from the year in which they were incurred.

The Group recorded under the "Tax Asset for Tax Loss Carryforwards" caption the tax assets recorded as of December 31, 2001 and 2000, in the individual financial statements of the following subsidiaries:

December 31, 2001	Thousands of Euros			
	Tax Losses Incurred in the Year	Tax Losses Incurred in Prior Years	Translation Differences	Total
Terra Networks, S.A.	344,676	205,371	-	550,047
Terra Networks España, S.A.	-	25,955	-	25,955
Ifigenia Plus, S.L.	-	66	-	66
Terra Networks México Holding, S.A. de C.V. and subsidiaries	-	41,698	4,730	46,428
Terra Networks Chile Holding, S.A. de C.V. and subsidiary	-	3,678	(210)	3,468
	344,676	**276,768**	**4,520**	**625,964**

December 31, 2000	Thousands of Euros		
	Tax Losses Incurred in the Year	Tax Losses Incurred in Prior Years	Total
Terra Networks, S.A.	172,409	32,962	205,371
Terra Networks España, S.A.	14,931	11,024	25,955
Ifigenia Plus, S.L.	66	-	66
Terra Networks México Holding, S.A. de C.V. and subsidiaries	34,942	6,756	41,698
Terra Networks Chile Holding, S.A. de C.V. and subsidiary	3,678	-	3,678
	226,026	**50,742**	**276,768**

The detail of the positive net balance of the "Corporate Income Tax" caption in the accompanying consolidated statement of operations is as follows:

	Thousands of Euros	
	12/31/01	12/31/00
Tax assets for tax loss carryforwards of subsidiaries	344,676	226,026
Prepaid income taxes	8,192	48,271
Deferred income taxes	73,335	
Recognition of deferred tax liability in consolidation	-	(35,435)
Tax effect of consolidation adjustments	(63,484)	-
	362,719	238,862
Inclusion of companies	-	8,576
Translation differences	-	1,214
Other items (net balance)	631	(510)
	363,350	**248,142**

In 2000 the Controlling Company recognized a long-term deferred tax liability of €35,435,000 in order to eliminate from the accounts the double entry arising from the aggregation of the individual tax assets already taken into account when Terra Networks, S.A. recorded its portfolio provision.

The consolidation adjustment of €63,484,000 relates to the tax effect of various transactions carried out by Lycos Europe, N.V. (a Lycos, Inc. investee) which were effective for accounting purposes prior to the date on which Lycos, Inc. was acquired by Terra Networks, S.A.

In 2001 the Controlling Company only recognized the tax effect of the portfolio provision recorded at the Controlling Company, and the subsidiaries did not recognize any tax assets in their financial statements.

The tax assets for tax loss carryforwards will be reversed as and when the companies that generated them obtain taxable income, which per the Group's business plan will occur within ten years from the first year in which income is generated, which, under current accounting legislation, is the maximum period for recognizing tax assets for tax loss carryforwards. Similarly, the deferred tax liabilities will be reversed as and when Terra Networks España, S.A., Terra Networks México Holding, S.A. de C.V. and subsidiaries and Terra Networks Chile Holding and subsidiary obtain taxable income and, consequently, as and when Terra Networks, S.A. reverses portfolio provisions relating to these companies.

(16) REVENUES AND EXPENSES

Revenues-

The operating revenues relate mainly to the following items:

1. *Internet service provider revenues.* These relate to the revenues from subscriptions to provide Internet services mainly to the residential and SOHO markets. They also include the revenues for induced traffic/interconnection received from telecommunications operators in certain countries. This revenues represent 29% of the total operating revenues in 2001.

2. *Portal advertising revenues.* These relate to revenues received on the basis of a price based on the number of insertions in Terra's portals, pursuant to the agreements to sponsor portal areas based on a fixed amount. This revenues represent 58% of the total operating revenues in 2001.

3. *e-commerce revenues.* These relate to revenues arising from e-commerce transactions made through the Group's portals. This revenues represent 2% of the total operating revenues in 2001.

4. *Other services.* These relate mainly to corporate services, i.e. services rendered to companies such as connection services, development of applications, web developing, hosting, b2b e-commerce and financial information. This revenues represent 10% of the total operating revenues in 2001.

The detail, by geographical market (taken to be the country in which the Group service provider company is located), of the "Net Sales and Services" caption in the accompanying consolidated statements of operations is as follows:

Country	Thousands of Euros	
	2001	2000
Spain	113,307	44,926
U.S.A.	355,621	93,968
Brazil	96,294	71,268
Mexico	60,958	50,768
Chile	21,694	10,043
Guatemala	2,644	2,530
Peru	3,421	1,557
Argentina	1,636	1,358
Venezuela	3,410	619
Colombia	1,309	174
Uruguay	110	90
Caribbean	76	-
	660,480	277,301

The aforementioned revenues relate to the period from the date on which the Group acquired the dependent companies to December 31, 2001 and 2000, respectively.

Transactions with Telefónica Group companies-

The Group's transactions as of December 31, 2001 and 2000, with Telefónica Group companies were as follows:

Revenues

Company	Thousands of Euros 2001	Thousands of Euros 2000
Telefónica Data España, S.A.	7,453	13,974
Telefónica de España, S.A.	8,985	168
Endemol Entertainment UK, Plc.	1,388	258
CTC Chile, S.A.	-	5,036
CTC Mundo, S.A.	204	198
Telefónica Empresas Chile, S.A.	685	2,194
Telefónica, S.A.	1,034	1,292
Telefónica Centroamérica Guatemala, S.A.	174	102
Teleinformática y Comunicaciones, S.A.	132	1,166
Telefónica Servicios Móviles, S.A.	1,923	751
Telefónica de Argentina, S.A.	1,515	-
Telesp, S.A.	914	-
Other Telefónica Group companies	3,623	1,143
Total net sales to Telefónica Group companies	**28,030**	**26,282**
Telefónica Investigación y Desarrollo, S.A.	-	553
Telefónica Data USA, S.A.	204	-
Other Telefónica Group companies	290	499
Total other operating revenues received from Telefónica Group companies	**494**	**1,052**
Telefonía y Finanzas, S.A.	70,366	37,161
Other Telefónica Group companies	-	12
Total financial revenues received from Telefónica Group companies	**70,366**	**37,173**
Total	**98,890**	**64,507**

Expenses

Company	Thousands of Euros 2001	Thousands of Euros 2000
Telefónica Data España, S.A.	91,168	32,160
Telefónica de España, S.A.	32,545	415
Atento España, S.A.	8,877	8,348
Endemol Entertainment Uk, Plc.	2,073	8,138
Atento Brasil, S.A.	11,353	7,603
Telest Celular, S.A.	-	4,970
CTC Mundo, S.A.	2,194	4,958
Telefónica Empresas Chile, S.A.	3,714	4,081
Telefónica Moviles, S.A.	1,418	2,464
Atento Perú, S.A.	391	799
Telefónica Centroamérica Guatemala, S.A.	1,106	763
Telefónica Data Perú, S.A.	817	853
Telefónica Investigación y Desarrollo, S.A.	-	385
Tempotel, S.A.	-	553
Other Telefónica Group companies	10,797	247
Total purchases from Telefónica Group companies	**166,453**	**76,737**
Telefónica Investigación y Desarrollo, S.A.	721	2,122
Telefónica de España, S.A.	3,798	1,641
Telefónica, S.A.	48	1,587
Telefónica Data España, S.A.	12,681	1,448
CTC Chile, S.A.	685	192
Atento Chile, S.A.	144	1,094
Telefónica Publicidad e Información, S.A.	-	865
Teleinformática y Comunicaciones, S.A.	-	619
Telefónica Moviles, S.A.	475	607
Telefónica de Argentina, S.A.	1,797	-
Telesp, S.A.	980	-
Other Telefónica Group companies	3,694	1,172
Total outside services received from Telefónica Group companies	**25,023**	**11,347**
Total	**191,476**	**88,084**

Personnel expenses-

The detail of the personnel expenses for the years ended December 31, 2001 and 2000, is as follows:

	Thousands of Euros	
	2001	2000
Wages and salaries	160,776	94,707
Social security costs	18,285	15,237
Pension fund	3,171	288
Employee welfare and other expenses	22,737	6,636
Total	**204,969**	**116,868**

The contributions to the external pension fund were made on the basis of a percentage of the average salary paid to employees.

Average headcount-

The Group had an average of 3,150 and 2,406 employees in the years ended December 31, 2001 and 2000, respectively, and the year-end headcounts in 2001 and 2000 were 2,920 and 3,335, respectively.

Outside services and other operating expenses-

The detail of this caption for the years ended December 31, 2001 and 2000, is as follows:

	Thousands of Euros	
	2001	2000
Advertising, publicity, public relations and outside marketing	175,945	206,904
Independent professional services	53,934	40,220
Rent and royalties	49,287	15,813
Travel expenses	10,797	11,269
Taxes other than income tax	12,357	9,797
Other operating expenses	46,234	47,186
Total	**348,554**	**331,189**

Extraordinary expenses and losses-

The detail of the extraordinary expenses and losses as of December 31, 2001 and 2000 is as follows:

	Thousands of Euros	
	2001	2000
Early termination of contracts	20,560	4,862
Variation in long-term financial investment provisions	12,164	11,095
Provision for contingencies	21,000	4,021
Indemnity payments	10,335	4,105
Foreign taxes	-	23,367
Losses on intangible assets	89	27,388
Losses on other fixed assets	1,867	1,262
Prior years' expenses and losses	2,579	5,151
Other extraordinary expenses	9,102	11,154
Total	**77,696**	**92,405**

The 2001 consolidated statement of operations includes €10,335,000 relating to indemnity payments to directors, senior executives and labor force reduction plans at subsidiaries.

(17) DIRECTORS' COMPENSATION AND OTHER BENEFITS

In the years ended December 31, 2001 and 2000, the compensation and other benefits paid to the Board members and recorded in the accompanying consolidated statements of operations amounted to €2,170,000 and €1,434,000, respectively.

Note 18 contains a description of the Terra Networks, S.A. stock options assigned to certain directors and of other commitments to the directors.

As of December 31, 2001 and 2000, there were no other commitments to the directors.

(18) COMMITMENTS

a) Terra Networks, S.A. Stock Option Plan-

The Terra Networks, S.A. Stock Option Plan was approved by the Stockholders' Meeting on October 1, 1999, and implemented by Board of Directors' resolutions adopted on October 18, 1999, and December 1, 1999.

The Plan provides for, through the exercise of the stock options by their holders, the ownership by the employees and executives of the Group companies of a portion of the capital of Terra Networks, S.A. up to a maximum of 14,000,000 shares.

On October 5, 1999, Banco Zaragozano, S.A., Caja de Ahorros y Pensiones de Barcelona and Terra Networks, S.A. entered into a contract under which these entities granted to

Terra Networks, S.A. an irrevocable purchase option on 14,000,000 issued shares, which may be exercised at any time prior to April 30, 2004, to cover the Stock Option Plan approved.

The approval and implementation of this compensation system were notified to the Spanish National Securities Market Commission (CNMV) and were made public through the complete information memorandum verified and registered in the CNMV Official Register on October 29, 1999, and in the Prospectus presented to the Securities and Exchange Commission (SEC) in the U.S.

On December 1, 1999 and June 8, 2000, the Board of Directors, pursuant to the powers granted to it by the Stockholders' Meeting, implemented the First Phase of the Plan by granting options to employees of the Group. The main features of these options are as follows:

1. Each of the stock options under the Plan entitles the holder to acquire one share of Terra Networks, S.A. at an exercise price of €11.81 per share.

2. Duration of four years and three months, and the options may be exercised at a rate of one-third of those granted each year from the second year onwards.

3. The exercise of the options is conditional upon the beneficiary remaining a Terra Group employee.

In 2001 the Board of Directors implemented the Second Phase of the Terra Networks, S.A. Stock Option Plan, which was approved pursuant to a resolution adopted by the Stockholders' Meeting held on June 8, 2000, and launched pursuant to a resolution adopted by the Board of Directors on December 22, 2000, at the recommendation of the Appointments and Compensation Committee following a proposal by the Chairman, through the assignment of options to executives and employees who were already beneficiaries of the Stock Option Plan, in addition to the assignment of options to new employees who had joined the Group.

The main features established by the Board of Directors for this assignment were as follows:

1. Each of the stock options under the Plan entitles the holder to acquire one share of Terra Networks, S.A. at an exercise price of €19.78 per share.

2. The duration of the Plan was modified by a resolution adopted by the Stockholders' Meeting on June 8, 2000, and was set at six years with a two-year grace period. The options can be exercised at a rate of one-quarter of those granted each year from the third year through the sixth year.

3. The exercise of the options is conditional upon the beneficiary remaining a Terra Group employee.

4. Options were granted to senior executives, one director and four general managers and persons of a similar category, and this was duly notified to the CNMV on December 29, 2000.

On February 21, 2001, the Board of Directors resolved to modify the resolution adopted on December 22, 2000, in respect of the duration and method of accrual of the stock options. Accordingly, the period set for the exercise of the options assigned was set at five years, and the options may be exercised at a rate of one-quarter each year from the end of the first year.

In 2001, at the recommendation of the Appointments and Compensation Committee, the Board of Directors approved, each quarter (specifically at its meetings on May 10, July 25 and November 6) the assignment of options to new Company employees, and set the exercise price at the market price of the shares during the related quarter and with the same terms and conditions as regards exercise period and duration as those envisaged for the Second Phase of the Plan.

On June 7, 2001, the Stockholders' Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the Stock Option Plan which was ratified and approved by the Stockholders' Meeting on June 8, 2000, as regards the extension of the Stock Option Plan to executives and directors, and extended the option exercise period to ten years from that in which they were granted, stipulating that a portion of the options could be exercised each year during this period. As of the date of preparation of these consolidated financial statements, the Board of Directors had not implemented the extension of the duration of the options.

As of December 31, 2001, options on 9,600,246 shares had been assigned to Group employees, executives and directors, of which 2,311,863 relate to the First Phase of the Plan and the remainder to the Second Phase. The average stock option exercise price is €11.45.

As of December 31, 2001, the Group's executives and directors held 1,924,215 stock options under the Terra Networks, S.A. Stock Option Plan, the average price of which is €16.50.

b) Terra Networks, S.A. Stock Option Plan resulting of the acquisition of the Stock Option Plans of Lycos, Inc.-

Under the agreements entered into with Lycos, Inc., it was agreed to exchange options on the shares of Lycos, Inc. for options on the shares of Terra Networks, S.A. On June 8, 2000, the Stockholders' Meeting of Terra Networks, S.A. resolved to acquire the Stock Option Plans of Lycos, Inc., provided that the two companies merged.

On October 25, 2000, the Board of Directors of Terra Networks, S.A. approved (i) the exchange of options on Lycos, Inc. shares existing prior to the conclusion of the transaction for options on Terra Networks, S.A. shares; (ii) the transfer to Citibank NA (Agent Bank) of all the options on Lycos, Inc. shares for their early exercise; and (iii) the entering into of a contract between Terra Networks, S.A. and the Agent Bank in connection with the new Terra Networks, S.A. Stock Option Plan.

As a result of the exercise of the options on Lycos, Inc. shares by the Agent Bank, the latter subscribed to 29,088,488 shares of Lycos, Inc. which, pursuant to the resolutions adopted by the Stockholders' Meeting of Lycos Inc. on October 27, 2000, were converted into 29,088,488 shares of Lycos, Inc. and contributed in the exchange, together with the other shares of Lycos, Inc.

As a result of the exchange of Lycos, Inc. stock options for Terra Networks, S.A. stock options, the employees, executives and directors of Lycos, Inc. received purchase options on 62,540,249 shares of Terra Networks, S.A. owned by the Agent Bank.

On June 7, 2001, the Stockholders' Meeting of Terra Networks, S.A. resolved to partially modify the resolution relating to the Stock Option Plan which was ratified and approved by the Stockholders' Meeting on June 8, 2000, as regards the obligations arising from the assumption of the Lycos, Inc. stock options by Terra Networks, S.A., following the exchange of shares between the latter and Lycos, Inc., which may be covered with Terra Networks, S.A. shares held by Citibank, NA, as a result of the exchange of Lycos, Inc. shares, held by Citibank, NA to cover the stock options of the employees and executives of Lycos, Inc.

As of December 31, 2001, the employees, executives and directors of Lycos, Inc. had exercised 14,110,082, and 35,324,581 options had been committed at an average exercise price of US$ 18.50.

As of that date, the executives and directors held stock option rights, derived from the Lycos, Inc. Stock Option Plans set up prior to the acquisition of Lycos, Inc. by Terra Networks, S.A., on 10,692,652 Terra Networks, S.A. shares owned by the Agent Bank, the average exercise price of which is US$ 18.62.

As of December 31, 2001, the Board members who have or have had an executive position in the Group, held 8,717,026 stock options under the Terra Networks, S.A. and Lycos, Inc. Stock Option Plans, the average price of which is €21.70.

c) Other commitments-

On May 16th 2000 Terra Networks, S.A. and Lycos, Inc. entered into several agreements which later on were ratified by the Stockholders' Meeting of Terra Networks, S.A., held on June 8th 2000, and made public by means of the prospectus filed with the Comisión Nacional del Mercado de Valores (CNMV) and the Securities and Exchange Commission (SEC). Under such agreements, certain executives were entitled to receive payments to offset the taxes arising from the acceleration and vesting of their stock options. The attached consolidated balance sheet include the provision granted to register the payment estimate stemming from these taxes, amounting to €15,700,000.

d) Litigation in progress-

Collective lawsuits filed by stockholders of Terra Networks, S.A.

Terra Networks, S.A. has been ordered to appear as the defendant in five lawsuits filed in the U.S. involving Terra Networks, S.A. and certain of its directors and executives who worked for the Company during the period of time that the Initial Public Offering was launched in the U.S. in 1999.

The five lawsuits filed against Terra are part of the more than one thousand complaints filed in the U.S. in 2000 and 2001 in connection with approximately three hundred IPOs. These complaints, challenging the awards made in the IPOs, allege, principally, that the security placement institutions assigned shares to privileged customers in these IPOs, which had awakened great interest in the potential investors and for which the closing price on the first day was expected to be high. These complaints allege that in exchange for assigning shares to these customers, the customers agreed to buy shares on the secondary market at a predetermined price in order to maintain the market value of the shares artificially high, and that the placement institutions received from their customers inflated fees or remuneration of another kind that could be deemed to be unlawful or unauthorized or to contravene in any other way the rules of the SEC and NASD.

Since these allegations are made principally against the placement institutions, the parties are currently negotiating in order to have the proceedings brought against the issuers of the securities, including Terra Networks, S.A., and against the directors and executives named therein stayed until the issues between the plaintiffs and the placement institutions have been resolved by the courts. However, no agreement has yet been reached.

The issuer companies against which the complaints were filed, including Terra Networks, S.A., have not yet had to answer the complaints. The U.S. law firm defending Terra Networks, S.A. and the directors and executives against whom the complaints were filed considers that Terra Networks, S.A. has sound grounds for applying to have the complaints dismissed.

The law firm defending Terra Networks, S.A. considers that Terra Networks, S.A. and the directors and executives against whom the complaints were filed have sound grounds against the complaints, and has been instructed to conduct a robust defense on behalf of Terra Networks, S.A. Based on the analysis of the complaints performed to date by the law firm, the firm considers that there are significant legal defects and weaknesses in the complaints that have been filed and that if the actions brought against Terra Networks, S.A. are not stayed, an application will be filed to have substantially all of them dismissed.

Terra Networks, S.A. is confident that the courts will not find against it and, if they do, it considers that the decisions should not have a material adverse effect on its financial position and results of operations.

Request for arbitration filed at the Madrid Civil and Commercial Arbitration Court

In the first quarter of 2001 Cierv Nueva, S.L. and its stockholders filed a request for arbitration against Terra Networks, S.A. at the Madrid Civil and Commercial Arbitration Court.

The objective of the claimants was for Terra Networks, S.A. to acquire from them all the shares (2,157) they owned of Corporación Real Time Team, S.L. (CRTT, S.L.), of which they were the majority stockholders.

At the end of 2001 the Madrid Civil and Commercial Arbitration Court issued an Arbitral Award whereby, in principle, Terra Networks, S.A. is obliged to acquire the aforementioned shares from the claimants, although for a price (approximately €21,000,000) significantly lower (more than 50%) than that asked for by the claimants.

The lawyers of Terra Networks, S.A. have prepared a general appeal to set aside the Arbitral Award on the ground of absence of procedural due process, which makes it possible to be reasonably optimistic that a result improving on the current situation will be achieved. This appeal will be heard by the Madrid Provincial Appellate Court.

Notwithstanding the foregoing, Terra Networks, S.A. intends to take such legal actions as it considers appropriate to defend its assets and, ultimately, the interests of its stockholders.

Complaint filed by IDT

On January 31, 2001, International Discount Telecommunications Corporation (IDT) filed a lawsuit at the New Jersey Courts in the U.S. against Terra Networks, S.A., Telefónica, S.A., Terra Networks, USA, Inc. and Lycos, Inc.

In April 2000 Terra Networks, S.A. and IDT had entered into an agreement to terminate a joint venture agreement.

In this complaint, IDT claims mainly the following in relation to Terra Networks, S.A.: (i) alleged failure to comply with the obligations assumed under the termination agreement whereby IDT acquired a given number of shares; (ii) alleged concealment from IDT of the negotiations relating to the acquisition of Lycos during the negotiation of the termination agreement; and (iii) alleged breach of the joint venture agreement.

At present, the amount of the complaint cannot be determined. The law firm defending Terra Networks, S.A. has applied to have substantially all the charges contained in the complaint dismissed, but a decision has not yet been handed down in this connection. The firm considers that Terra has a solid defense and that there is a reasonable probability that the application for dismissal will be successful, at least in respect of certain of the claims made by IDT.

Terra Networks, S.A. is confident that the courts will not find against it and, if they do, it considers that the decisions should not have a material adverse effect on its financial position and results of operations.

(19) SUBSEQUENT EVENTS

a) Acquisition of treasury stock-

As of the date of preparation of these consolidated financial statements, pursuant to the resolutions adopted by the Stockholders' Meeting on June 7, 2001, the Controlling Company acquired 13,105,586 shares of treasury stock from Citibank, NA. The Board of Directors will propose to the Stockholders' Meeting that these shares, which were deposited at Citibank, NA and cover purchase option rights under the stock option plan for Lycos, Inc. employees that have been cancelled, be retired.

(20) CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

APPLICATION OF FUNDS	Thousands of Euros 2001	Thousands of Euros 2000	SOURCE OF FUNDS	Thousands of Euros 2001	Thousands of Euros 2000
Funds applied in operations	172,286	372,020	Capital increase	-	5,563,599
Additions to start-up expenses	95	79,740	Stock options exercised under ESOP	19,203	-
Intangible asset additions	57,444	116,158	Retirements of start-up expenses	1,143	-
Property and equipment additions	51,236	102,104	Retirements of intangible assets	6,540	3,215
Acquisitions of dependent companies	210,922	3,508,679	Retirements of property and equipment	5,310	5,289
Additions to other long-term financial investments	22,207	5,613	Retirements of dependent companies	27,264	4,417
Additions to deferred charges	22,550	5,848	Retirements of other long-term financial investments	3,133	-
Conversion to capital of short-term payables	64,681	-	Tax receivables for tax assets (net)	2,935	3,517
Deferred revenues	-	20,092	Disposal of treasury stock	12	-
Period provision for contingencies and expenses	175	-	Deferred charges	15,855	-
Variation in working capital due to translation differences	-	84,708	Minority interests	4,736	-
Minority interests	-	1,737	Deferred revenues	2,368	-
Variations due to translation differences	-	34,228	Period provision for contingencies and expenses	-	829
			Long-term debt	2,115	8,030
			Increase in working capital due to inclusion of shareholdings	-	707,920
			Variations due to translation differences	24,774	-
TOTAL FUNDS APPLIED	601,596	4,330,927	TOTAL FUNDS OBTAINED	115,388	6,296,816
FUNDS OBTAINED IN EXCESS OF FUNDS APPLIED		1,965,889	FUNDS APPLIED IN EXCESS OF FUNDS OBTAINED	486,208	

VARIATION IN WORKING CAPITAL	Thousands of Euros			
	2001		2000	
	Increase	Decrease	Increase	Decrease
Inventories	223			517
Accounts receivable	15,272		123,624	
Short-term financial investments		397,073	2,016,914	
Cash		86,187	66,484	
Accrual accounts		14,313	37,193	
Current liabilities		4,130		277,809
TOTAL	15,495	501,703	2,244,215	278,326
VARIATION IN WORKING CAPITAL	486,208			1,965,889

The reconciliation of the loss for the year to the funds obtained from operations is as follows:

Thousands of Euros	2001	2000
Loss for the year	(566,298)	(555,215)
Add:		
Write-down of start-up expenses	30,627	19,633
Period amortization of intangible assets	85,386	46,651
Period depreciation of property and equipment	41,413	17,229
Period amortization of goodwill in consolidation	386,332	253,484
Share in losses of companies carried by the equity method	181,732	54,721
Losses on property and equipment	89	1,262
Losses on intangible assets	1,867	27,388
Variation in long-term financial investment provisions	12,164	11,095
Variation in other long-term financial investment provisions	1,512	-
Period provision for contingencies and expenses	21,000	-
Loss attributed to minority interests	-	691
Less:		
Gains on intangible assets and property and equipment	(315)	(817)
Reversal of negative goodwill in consolidation	(2,825)	-
Loss attributed to minority interests	(1,620)	-
Tax asset generated in the year as a result of tax loss carryforwards	(363,350)	(248,142)
Funds applied in operations	**(172,286)**	**(372,020)**

(21) EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

EXHIBIT I: consolidated companies

Company, Line of Business and Address	% of Direct and Indirect Ownership	Thousands of Euros: Capital at 12/31/01	Thousands of Euros: Net Worth at 12/31/01
Ordenamiento de Links Especializados, S.L. (OLE) Internet search engine Nicaragua, 54. Barcelona	100%	6,004	4,230
OLE de Contenidos Interactivos, S.A. (formerly Europa Press Comunicación, S.A.) Preparation and dissemination of information of all kinds Paseo de la Castellana, 210. Madrid	100% Indirectly through OLE	90	6
ADQ Advertising Quality, S.L. Advertising services using IT media Paseo de la Castellana, 210. Madrid	100% Indirectly through OLE	12	6
Terra Lycos Intangibles, S.A. (formerly Terra Interactiva de Contenidos, S.A.) Provision of Internet services Vía Dos Castillas, 33. Pozuelo de Alarcón. Madrid	100%	661	14,210
Terra Networks España, S.A. (formerly Telefónica Servicios y Contenidos por la Red, S.A.) ISP Vía Dos Castillas, 7. Pozuelo de Alarcón. Madrid	100%	8,120	(106,260)
Ifigenia Plus, S.L. Vertical education and cultural content development portal Alonso Martínez, 3. Madrid	100% Indirectly through TN España	144	613
CIERV, S.L. Design of communications products Almirante, 16. Madrid	100%	6	(*)
Corporación Real Time Team, S.L. Design, programming, advertising and consulting on the Internet Almirante, 16. Madrid	35.16% 12.04% indirectly through CIERV, S.L.	18	(**)
Terra Lycos, S.A. (formerly Terra Networks Intangibles, S.A.) Provision of Internet services Gran Vía, 28. Madrid	100%	60	66
Inversis Networks, S.A. (formerly Electronic Trading System, S.A.) IT and telematic systems and applications	9%	24	(**)

ISP: Internet service provider.
TN: Terra Networks.
(*) Less than €1,000.
(**) Data not available as of the date of preparation of the financial statements.

Company, Line of Business and Address	% of Direct and Indirect Ownership	Thousands of Euros Capital at 12/31/01	Net Worth at 12/31/01
Terra Networks Latam E.T.V.E., S.L. (formerly Terra Networks Asociadas Extranjeras, S.L.) Foreign-securities management company Gran Vía, 28. Madrid	100%	251,780	(41,340)
Telefónica Interactiva Brasil, Ltda. (1) Portfolio company Rua de Consolaçao, 247, 6º Sao Paulo, Brazil	99.99%	202,896	(48,860)
Terra Networks Brasil, S.A. (1) ISP and portal Morro de Santa Teresa- Porto Alegre, Brazil	100% Indirectly through TI Brasil	394,048	116,390
Nutecnet Santa María, Ltda. ISP Rua dos Andradas, 1711 sala 701, Santa María, Rio Grande do Sul, Brazil	70% Indirectly through TN Brasil	5	(967)
Nutecnet Caxias do Sul, Ltda. ISP Rua Bento Gonçalves, 1301, Caixas do Sul, Rio Grande do Sul, Brazil	90% Indirectly through TN Brasil	5	(408)
Nutecnet Criciúma, Ltda. ISP Rua Joao Pessoa, 45 sala 202, Criciúma, Santa Catalina, Brazil	60% Indirectly through TN Brasil	22	(323)
Nunetec Blumenau, Ltda. ISP Rua Uruguay, 444, Blumenau, Santa Catalina, Brazil	80% Indirectly through TN Brasil	44	(543)
Nutecnet Itajai, Ltda. ISP Rua Joinville, 468, Itajai, Santa Catalina, Brazil	60% Indirectly through TN Brasil	17	(231)
Africanet Proveedora de Acesso e Informaçoes, Ltda. ISP Rua Pernambuco, 607, Belo Horizonte, Minas Gerais, Brazil	99.99% Indirectly through TN Brasil	419	(41)
Mago Informaçoes e Dados, Ltda. ISP Rua Timbiras, 138 loja 03, Belo Horizonte, Mina Gerais, Brazil	99.99% Indirectly through TN Brasil	54	(3,336)
Voyager Informatica, Ltda. ISP Av. Protasio Alves, 4777 sala 02, Porto Alegre, Rio Grande do Sul, Brazil	99.99% Indirectly through TN Brasil	154	(8)

TN Brasil: Terra Networks Brasil, S.A.
TI Brasil: Telefónica Interactiva Brasil Ltda.
(1) Consolidated data.

Company, Line of Business and Address	% of Direct and Indirect Ownership	Thousands of Euros Capital at 12/31/01	Net Worth at 12/31/01
Manchester Informatica, Ltda. ISP Rua Abiail do Amaral Carneiro, 191, loja 03/04, Vitoria, Espirito Santo, Brazil	99% Indirectly through TN Brasil	259	(844)
Pensatron Informatica, Ltda. ISP Rua Boulevard 28 setembro, sala 416/417, Rio de Janeiro, Brazil	99.99% Indirectly through TN Brasil	18	178
Netmarket Informatica, Ltda. ISP Av. Protasio Alves, 4777 sala 03, Rio Grande do Sul, Brazil	99.99% Indirectly through TN Brasil	104	(3)
Easyway Integradora Sistemas, Ltda. ISP Rua Alfonso Cavalcanti, 54, Porto Alegre, Rio Grande do Sul, Brazil	99.97% Indirectly through TN Brasil	2,033	134
Missoes Informática, Ltda. ISP Travessa Maua, 98, Santo Angelo, Rio Grande do Sul, Brazil	99.99% Indirectly through TN Brasil	44	(80)
DW Net Internet, Ltda. ISP Rod. Antonio Heil, 635, Brusque, Santa Catalina, Brazil	99.93% Indirectly through TN Brasil	50	0
ZAZ Campinas, Ltda. ISP Rua Conceiçao, 233 sala 1904, Campinas, Sao Paulo, Brazil	70% Indirectly through TN Brasil	1	(1,612)
Terra Sorocaba, Ltda. ISP Rua Riachuelo, 290, Sorocaba, Sao Paulo, Brazil	100% Indirectly through TN Brasil	48	(736)
Santa Helena Servicos de Informatica e Comunicaciones, Ltda. ISP Rua Luiz Viana Filho, s/nº, Salvador, Brazil	99% Indirectly through TN Brasil	2,657	(657)
Waves Networks e Prestaçao de serviços de Internet, Ltda. ISP Rua Jerusalen, 60 ap. 171, Sao Paulo, Brazil	60% Indirectly through TN Brasil	5	405

ISP: Internet service provider.
TN Brasil: Terra Networks Brasil, S.A.

Company, Line of Business and Address	% of Direct and Indirect Ownership	Thousands of Euros Capital at 12/31/01	Net Worth at 12/31/01
Fortaleza Networks e Prestaçao de serviços de Internet, Ltda. ISP Rua Osvaldo Cruz, 01 sala 1707, Fortaleza, Brazil	80% Indirectly through TN Brasil	120	(886)
Terra Networks Guatemala, S.A. ISP and portal Diagonal 6, Edificio Las Margaritas II, Guatemala	100% 1.66% indirectly through TN España	8,486	2,340
Terra Networks Argentina, S.A. ISP and portal Tucumán 1, Piso 17, Buenos Aires	99.99%	39.468	6.980
Terra Networks México Holding, S.A. de C.V. (formerly Terra Networks México, S.A. de C.V.) (1) Portfolio company Antonio L. Rodríguez 1884, Monterrey, Nuevo León, Mexico	100% 18% indirectly through TN España	86,383	141,810
Terra Networks México, S.A. de C.V. (formerly **Información Selectiva, S.A.**) (1) ISP and portal Col. Sta. María Monterrey, Nuevo León	99.99% Indirectly through TN México Holding	5,097	117,594
Infoshare Communications, Inc. Financial information services New York, U.S.A.	99.99% Indirectly through TN México	453	214
Comunicación Internet, S.A. de C.V. Internet services Cuernavaca, Mexico	99.99% Indirectly through TN México	172	164
Terra Infosel, S.A. de C.V. (formerly Guadalajara Teleport, S.A. de C.V.) ISP and Internet services Guadalajara, Mexico	100% Indirectly through TN México Holding	504	139
Terra Negocios, S.A. de C.V. (formerly Interdata Infosel, S.A. de C.V.) e-commerce services Monterrey, Mexico	100% Indirectly through TN México Holding	33	5,508
Internet Queretaro, S.A. Internet services Queretaro, Mexico	99.99% Indirectly through TN México Holding	98	97
Terra Networks Chile Holding Limitada, S.A. (1) Portfolio company C/Moneda, 970, Piso 12, Santiago	99.99%	93,481	49,840
Terra Networks Chile, S.A. ISP and portal C/Moneda, 970, Piso 12, Santiago	100% Indirectly through TN Chile Holding Ltda.	32,334	(2,632)

ISP: Internet service provider.
TN: Terra Networks.
(1) Consolidated data.

Company, Line of Business and Address	% of Direct and Indirect Ownership	Thousands of Euros Capital at 12/31/01	Net Worth at 12/31/01
Terra Networks Perú, S.A. ISP and portal Los Sauces, 374, Torre Roja, San Borja, Lima, Peru	99.99%	2,043	23,980
Terra Networks USA, Inc. (1) Portfolio company 1201 Hays Street, Tallahassee, Florida, U.S.A.	100% through Lycos, Inc	7,501	(129,650)
Terra Networks Financial Services USA, Llc. Financial services for the Terra USA Group New Jersey, U.S.A.	100% Indirectly through Lycos, Inc	6	40,767
Terra Networks Sales, Llc. Advertising Miami, Florida, U.S.A.	100% Indirectly through Lycos, Inc	6	18
Terra Global Management, Inc. Corporate management in the U.S. U.S.A.	100%	6	12
Terra Networks Operations, Inc. Operations management company in the U.S. 1200 South Pine Island Road, Florida, U.S.A.	100% Indirectly through Lycos, Inc	6	(100,688)
Aremate.com, Inc. Internet content and e-commerce 1018 Centre Road, Wilmington, Delaware, U.S.A.	29.5% Indirectly through Lycos, Inc	(**)	(**)
Terra Networks El Salvador, S.A. Portal and Internet in general	99.99% Indirectly through TN Guatemala	38	(1,879)
Terra Networks Venezuela, S.A. ISP and portal Avda. San Felipe, Torre Bancaracas piso 11. Caracas, Venezuela	100%	5,018	6,530
Terra Networks Colombia Holding, S.A. (1) Portfolio company Avda. 100, 7-33. Bogotá, Colombia	99.99% 16.7% indirectly through TN España and TIC	30	14.500
Terra Networks Colombia, S.A. (formerly Laciudad.com, S.A.) Portal and Internet in general Avda. 100, 7-33. Bogotá, Colombia	65% Indirectly through TN Colombia Holding	691	2,254
Terra Networks Uruguay, S.A. ISP and portal Montevideo, Uruguay	100%	1,466	750
Terra Networks-Serviços de acceso a Internet e Trading, Lda. Inactive Portugal	100%	(**)	(**)

TIC: Terra Interactiva de Contenidos, S.A.
ISP: Internet service provider.
TN: Terra Networks.
(**) *Data not available as of the date of preparation of the financial statements.*

Company, Line of Business and Address	% of Direct and Indirect Ownership	Thousands of Euros Capital at 12/31/01	Net Worth at 12/31/01
Lycos, Inc. (formerly Lycos Virginia, Inc.) (1) Internet portal 400-2 Totten Pond Road, Waltham, U.S.A.	100%	3,059	1,348,020
Quote.com LLC Financial services 850 N. Shoreline Blvd, Mountain View, U.S.A.	100% Indirectly through Lycos, Inc	108	38,208
Gamesville.com, Inc. Interactive games service 400-2 Totten Pond Road, Waltham, U.S.A.	100% Indirectly through Lycos, Inc	40	7,572
Lycos Business Trust (formerly Lycos Securities Co.) Investment company 400-2 Totten Pond Road, Waltham, U.S.A.	100% Indirectly through Lycos, Inc	(*)	(268,695)
Lycos Business Trust II (formerly Securities Co. II) Investment company 400-2 Totten Pond Road, Waltham, U.S.A.	100% Indirectly through Lycos, Inc	(*)	3,587
Lycos Asia Limited Internet portal 31 Exeter Road #14-00, Singapore	50% Indirectly through Lycos, Inc	66,537	16,713
Simpatico Lycos, Inc. Internet portal 207 Queen's Quay West Suite 600, Toronto, Canada	27% Indirectly through Lycos, Inc	71	18,501
Lycos Korea, Inc. Internet portal 12 Fi Mira-B/D 1306-6, Seocho-Dong, Korea	44.82% Indirectly through Lycos, Inc	2,965	6,054
Lycos Japan, K.K. Internet portal 3-3-5 Kitaaoyama, Tokyo, Japan	37% Indirectly through Lycos, Inc	38,730	(4,196)
Lycos Europe, N.V. Internet portal Richard Holkade 30-34, Haarlem, the Netherlands	29.55% Indirectly through Lycos, Inc	3,459	461,926
Wired Digital Information services 660 Third Street, 4th Floor, San Francisco, U.S.A.	100% Indirectly through Lycos, Inc	82	148,676
Wired Ventures, Inc. Internet in general 660 Third Street, 4th Floor, San Francisco, U.S.A.	100% Indirectly through Lycos, Inc	(*)	(*)

TIC: Terra Interactiva de Contenidos, S.A.
ISP: Internet service provider.
TN: Terra Networks.
(**) Data not available as of the date of preparation of the financial statements.

Company, Line of Business and Address	% of Direct and Indirect Ownership	Thousands of Euros Capital at 12/31/01	Net Worth at 12/31/01
Wired Japan, YK Internet in general 660 Third Street, 4th Floor, San Francisco, U.S.A.	100% Indirectly through Lycos, Inc	26	26
Lycos Americas I, Inc. Internet in general 400-2 Totten Pond Road, Waltham, U.S.A.	100% Indirectly through Lycos, Inc	(*)	(*)
Lycos Americas II, Inc. Internet in general 400-2 Totten Pond Road, Waltham, U.S.A.	100% Indirectly through Lycos, Inc	(*)	(*)
Lycos De Argentina, S.R.L. Internet in general 400-2 Totten Pond Road, Waltham, U.S.A.	100% Indirectly through Lycos, Inc	(*)	(*)
Lycos Do Brasil LTDA Internet in general 400-2 Totten Pond Road, Waltham, U.S.A.	100% Indirectly through Lycos, Inc	1	1
Lycos de Mexico S. De R.I. de C.V. Internet in general 400-2 Totten Pond Road, Waltham, U.S.A.	100% Indirectly through Lycos, Inc	(*)	(*)
Terra Lycos Holdings, B.V. Internet in general 400-2 Totten Pond Road, Waltham, U.S.A.	100% Indirectly through Lycos, Inc	18	18
Lycos(Australia) PTY Limited Internet in general 400-2 Totten Pond Road, Waltham, U.S.A.	100% Indirectly through Lycos, Inc	(*)	(*)
Tripod(Australia) PTY Limited Internet in general 400-2 Totten Pond Road, Waltham, U.S.A.	100% Indirectly through Lycos, Inc	(*)	(*)
Terra Lycos Ventures, LP Internet in general Two Gateway Center, Suite 1750,Pittsburgh PA	13.2% Indirectly through Lycos, Inc	(*)	16,290
Terra Lycos Triangle Partners, LLC Internet in general Two Gateway Center, Suite 1750,Pittsburgh PA	70% Indirectly through Lycos, Inc	(*)	(395)
Lycos Japan (Branch), Inc. Internet in general 400-2 Totten Pond Road, Waltham, U.S.A.	100% Indirectly through Lycos, Inc	(*)	(*)

TIC: Terra Interactiva de Contenidos, S.A.
ISP: Internet service provider.
TN: Terra Networks.
(**) Data not available as of the date of preparation of the financial statements.

Company, Line of Business and Address	% of Direct and Indirect Ownership	Thousands of Euros Capital at 12/31/01	Thousands of Euros Net Worth at 12/31/01
Terra Mobile, S.A. (1) Operation of WAP-technology content and services Gran Vía, 28. Madrid	20%	1,917	(28,730)
Red Universal de Marketing y Bookings Online, S.A. Travel booking portal Proción, 1-3. Madrid	50%	8,997	4,950
A Tu Hora, S.A. e-commerce Avda. de Europa, 24. Alcobendas, Madrid	50%	7,182	6,500
OneTravel.com, Inc. Travel booking portal 258 Main Street, 3rd floor, East Greenville, U.S.A.	27.73%	6	(6,090)
Bumeran Participaciones, S.L. Vertical employment and human resources portal Vía Dos Castillas, 33. Pozuelo de Alarcón, Madrid	83.6%	5,668	8,170
Direcciona Networks, S.A. Provision of telecommunication services and activities related with the Internet and other networks Vía de las Dos Castillas, 33, Edif. Atica 1, Pozuelo de Alarcón, Madrid	100% Indirectly through Bumeran Participaciones, S.L.	399	(562)
Bumeran.com Argentina, S.A. Preparation, design, administration and operation of web pages Perú 375, 4° Piso- Buenos Aires, Argentina	99.99% Indirectly through Bumeran Participaciones, S.L.	4,735	327
Bumeran.com Do Brasil S/C Ltda. Provision of human resources counseling, technical assistance and consulting services Av. Das Naçoes Unidas, 12.995- Sao Paulo, Brazil	99.99% Indirectly through Bumeran Participaciones, S.L.	671	(610)
Bumeran.com Chile, S.A. Provision of human resources counseling, technical assistance and consulting services Enrique Foster Sur 76, Las Condes, Santiago de Chile	99.99% Indirectly through Bumeran Participaciones, S.L.	424	(151)
Bumeran.com México, S.A. de C.V. Provision of human resources counseling, technical assistance and consulting services Campos Elíseos 174 Bque. De Chapultepec-Mexico City	99.99% Indirectly through Bumeran Participaciones, S.L.	846	(382)

TIC: Terra Interactiva de Contenidos, S.A.
ISP: Internet service provider.
TN: Terra Networks.
(**) Data not available as of the date of preparation of the financial statements.

Company, Line of Business and Address	% of Direct and Indirect Ownership	Thousands of Euros	
		Capital at 12/31/01	Net Worth at 12/31/01
Bumeran.com Venezuela, S.A. Provision of human resources counseling and assistance services Av. La Estancia, Mezanina 2, Caracas	99.99% Indirectly through Bumeran Participaciones, S.L.	(*)	(423)
Bumeran.com, Inc. Activities permitted under the Delaware Corporations Law N. 9 East Loockerman St. Dover, Delaware, U.S.A.	99.99% Indirectly through Bumeran Participaciones, S.L.	(**)	(**)
Maptel Networks, S.A.U. Design, development, implementation and marketing of digital cartography Rosario Pino, 5-28020 Madrid	100%	1,503	1,510
Azeler Automoción, S.A. Motoring portal Serrano, 49, 28006 Madrid	50%	1,797	8,410
Terra Networks Caribe, S.A. Internet portal Calle Tantino Falco, 24 1° piso Santo Domingo, Dominican Republic	99.98%	1,034	190
Uno-e Bank, S.A. Online bank Capitán Haya,1 28020 Madrid	50%	6,000	45,860
Emplaza, S.A. Portal Centro Europa Empresarial C/Rozabella,8-28.230 Las Rozas, Madrid	50%	2,398	1,350

TIC: Terra Interactiva de Contenidos, S.A.
ISP: Internet service provider.
TN: Terra Networks.
(**) Data not available as of the date of preparation of the financial statements.

Company, Line of Business and Address	% of Direct and Indirect Ownership	Thousands of Euros Capital at 12/31/01	Net Worth at 12/31/01
Iniciativas Residenciales en Internet, S.A. Real estate portal Paseo de Recoletos, 10 Ala Norte 1ª Planta 28001- Madrid	50%	(**)	(**)
Terra Marocs, S.A.R.L. Inactive Morocco	100%	6	6
Terra Networks Asociadas, S.L. Portfolio company Via de las Dos Castilla, 33, Pozuelo de Alarcón, Madrid	100%	3	3
Terra Networks Honduras, S.A. Portal and Internet in general	99.99% Indirectly through TN Guatemala	39	63
Terra Networks Costa Rica, S.A. Portal and Internet in general	99.99% Indirectly through TN Guatemala	43	14
Terra Networks Nicaragua, S.A. Portal and Internet in general	99.99% Indirectly through TN Guatemala	39	39
Educaterra, S.L. Education portal Alonso Martínez, 3, Madrid	100% Indirectly through Ifigenia	60	60

(**) Data not available as of the date of preparation of the financial statements.

The capital and net worth data of the dependent companies that do not head subgroups were translated to thousands of euros at the exchange rates prevailing on December 31, 2001.

Item 4

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

TERRA NETWORKS

2001 MANAGEMENT REPORT

Consolidation of the Terra-Lycos merger

2001 was the first full year since the merger of Terra Networks, S.A. and Lycos, Inc., which took place in October 2000 and, therefore, the first in which the two Companies operated jointly as a single Company.

2001 witnessed the consolidation of the Terra-Lycos merger, making the Company one of the most visited Internet networks in the U.S., Europe, Latin America and Asia. Innovation and the development of new services, together with a solid brand image, have consolidated the Company's position among the leading Internet players in the world.

In 2001 Terra Lycos consolidated its position as the leading ISP and portal in Spain, with a reach of approximately 64% (Mediametrix), and the leading ISP and portal in Latin America thanks to its pan-regional presence in 16 countries. In addition to strengthening its position as a portal and ISP in Spain and Latin America, Terra Lycos also consolidated itself as the fourth portal in the U.S., with a reach of 35.1% (Mediametrix) and as the site most visited by Spanish-speakers in the U.S. (Roslow).

The macroeconomic situation was already complicated at the beginning of 2001 in the countries in which Terra Lycos was operating, particularly in the U.S., where the adverse situation affected one of the Companies main lines of business, namely online advertising. This negative macroeconomic scenario worsened as the year progressed, particularly after the events of September 11.

Despite all this, in 2001 Terra Lycos once again demonstrated its leadership in the Internet market. In an unfavorable environment, Terra Lycos was able to grow and increase its profitability while at the same time developing its business model in the access and media businesses. With the backing of Telefónica as its reference shareholder, Terra Lycos has rapidly become a truly global company, with a global business model and a profitability-focused brand.

Our organizational structure

At the beginning of 2001 Terra announced a new organizational structure, focused on the Company's various business areas and its profitability. Under this new organization, since the beginning of 2001 the Company has had three Strategic Business Units, namely access, media and Terra business, and two Geographical Units, namely the U.S. and Spain-Latam, encompassing the 43 countries in which the Company operates.

Simultaneously, Terra Lycos created several Global Support Functions (inter alia, finance, legal, auditing, marketing, technology, human resources and communications) for these geographical and business units. Since it was introduced, this new organization, which has a matrix structure, has been helping the Company to place greater emphasis on earnings and profitability.

Business strategy and model

With profitability as its main objective, Terra Lycos has established as a key strategy the migration from free services to value-added pay services, through the OBP (Open, Basic and Premium) model. The Company is implementing the OBP in all its business lines and in all the geographical areas in which it operates, diversifying its revenues towards pay per subscription and pay per view or pay per use arrangements.

A clear example of this strategy was the launch in July 2001 of the Multimedia Zone, the first in the market with services and content adapted to the needs of ADSL users, which were initially in open mode, i.e. open to all users. The subsequent launch of Terra ADSL Plus includes this multimedia zone in a package together with certain services, exclusively for Terra's ADSL users, in basic mode, making Terra Lycos a pioneer in the launch of new products.

Terra's business model evolved during the year as it was adapted to the situation of the market, always with the clear objective of increasing profitability. Thus, in the access business, not only did the Company not foster free access in any of the markets in which it operates, but it progressively switched its focus to pay access.

Based on this policy, Terra Lycos discontinued the free access service in Brazil (June 15, 2001), and also subsequently applied this decision in the Mexican market (January 7, 2002). Terra Lycos has been shifting away from free services to value-added services and products, and now focuses on differentiated quality services for which it can charge its customers.

Accordingly, as part of its strategy to get customers to shift towards pay formulas, Terra Lycos has centered its attention on broadband products, in which it has found an area of huge value-creating potential. As a result of this decision by Terra and the Telefónica Group as a whole, an enormous deployment of ADSL technology has been made, and the Company has led a revolution which in Spain and Brazil has only just begun. In the context of this strategy, Terra Lycos consolidated its position in 2001 as a leading player in the provision of broadband services and content.

In the media business, Terra Lycos decided to focus its attention on the provision of integral marketing services to its customers which, together with the sale of online advertising, enables it to maintain a more solid relationship with its customers and to harness the full differentiating potential of its sales force.

On a different tack, in order to strengthen the vertical integration of content, increase the scope of its audience and increase user loyalty with value-added services and content, in 2001 Terra Lycos forged certain significant strategic and commercial alliances, including most notably those with Unilever (alliance to promote joint initiatives at world level), Visa (alliance to provide consumers and companies in Latin America and the Caribbean region with Internet security and confidence), Apple España (framework cooperation agreement as the starting point for the performance of joint projects), Interliant (strategic alliance to provide Internet site hosting services), IBM (agreement for the preferential provision by IBM of servers, business software and e-business services to Terra Lycos), Segurosbroker (commercial agreement for the real-time arrangement of insurance policies), eBay (integration of all its products in Lycos Subastas) and in 2002 with Fox Sports (multi-million dollar alliance for the creation of a leading online sports web page). It is against this backdrop that Terra Lycos has made a decided move towards the launch on the market of vertical value-added service channels, which it is achieving through these strategic alliances with leading companies in their respective industries.

In 2001, as in previous years, Terra Lycos was very active in the launch of new products and services. Apart from the launch of ADSL Plus, the other new services launched include most notably, in the communications services area, the launch of the virtual hard disk, which makes it possible to access from any place in the world where there is an Internet connection a 50 MB private hard disk in which to store and manage files of all types. As regards content, the most notable event of 2001 was the launch of the first online games platform with the best games in the market.

Also worthy of note was the agreement entered into with Bancomer in Mexico, which enables the Company to provide certain services designed specifically for SMEs.

Other products and services launched by the Company in 2001 were Lycos Talk Radio, the first Internet interactive radio network, Lycos 411, a service through which users can access Internet information by telephone and the first voice portal in Spain.

Lastly, also noteworthy in relation to the Company's mergers and acquisitions strategy were the acquisitions of Raging Bull, the leading financial community, Iberwap, a digital cartography service provider, and DeCompras.com, a leading e-commerce company in Mexico and Latin America, as well as the acquisition of a 49% in Uno-e, one of the leading online banks in Spain.

Main operating and financial data

Operating data

As of December 31, 2001, Terra Lycos had 4.3 million subscribers to its ISP business, of whom 1.3 million were paying customers, 31% more than in 2000.

With approximately 500 million hits per day worldwide, Terra Lycos is one of the most visited sites in the world.

Revenues amounted to €694 million in 2001, up 21% on 2000 (pro forma figures).

Together with this revenue growth, Terra Lycos achieved a significant improvement in its profitability ratios, since its EBITDA has improved steadily since the conclusion of the merger of Terra and Lycos over a year ago.

Lastly, as regards its cash position, Terra Lycos demonstrated that it had managed its liquidity well, since at year-end its cash mounted to €2.2 million, which continues to place the Company among the most highly capitalized companies in the industry.

Terra Lycos has achieved this significant increase in revenues while at the same time implementing a strong cost-cutting drive. The Company continued along the path towards profit by cutting costs without affecting growth, thanks to initiatives such as the implementation of the Seis Sigma processes and quality improvement program, which focuses on both maximizing growth and optimizing the Company's resources.

Changes in /additions to the management team

On February 1, 2001, Robert Davis agreed to occupy the post of Nonexecutive Vicepresident of the Board of Directors of Terra Lycos and to continue to sit on the Boards of the Company's various international joint ventures. Edward Philip, until then Chief Financial Officer, was appointed to a new senior executive position at the Company as Senior Vicepresident of Special Projects.

Shortly afterwards, on February 21 Abel Linares announced to the Company's Board of Directors his decision to step down as Chief Executive Officer and as a director and to relinquish his other responsibilities within the Telefónica Group.

On February 26 Stephen J. Killeen became the new Chairman of Terra Lycos in the U.S.

On July 25, 2001, the Board of Directors of Terra approved the appointment of Angel Vilá Boix and Luis Ramón Arrieta Durana as directors of the Company representing Telefónica and BBVA, respectively.

Angel Vilá replaced Fernando Abril-Martorell on the Board and Luis Ramón Arrieta occupied the vacancy left by Juan de Asúa. The changes took place within the framework of a new era for the Company which, having overcome the first phase of the consolidation of the acquisition of Lycos, Inc., is set on promoting a wide-reaching corporate development program.

On January 30, 2002 Jesús María Zabalza Lotina replaced Isidro Fainé Casas on the Board.

Research and development

Terra Networks, S.A. carries out an energetic policy of creating and implementing new services and systems in collaboration with the major market suppliers, besides working closely with Telefónica Investigación y Desarrollo, S.A. (TIDSA) in searching for and developing new technological solutions duly validated within the context of the market, competition and the regulatory environment.

Terra Networks, S.A. in turn has the advantages derived from the inclusion in its research and development program of the opportunities presented to it by its subsidiaries, and takes great interest in those arising in specific areas of specialization of the different units.

Terra Networks, S.A. is constantly improving its existing services and systems and developing new services, which provide higher value and revenues for the Group's product family.

The new services are developed and introduced by deadlines that vary depending on their complexity. A service with an intermediate level of complexity can foreseeably be executed within a period of 16 to 18 weeks.

Each development goes through a formal process which includes all the steps, from service definition to verification and validation, so that the quality of the service is guaranteed once it is included in the Company's product catalog.

The general strategy is to develop all the services globally for all the countries in which Terra Networks, S.A. is present, and to adapt them in situ while they are being implemented in each country.

SIGNATURES

Pursuant to the requirements of the securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, there into duly authorized.

TERRA NETWORKS, S.A.

Date: March 6, 2002 By: ______________________

Name: Jose Francisco Mateu Isturiz
Title: Vice Secretary - Board of Directors